SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES ACT OF 1934**

For the fiscal year ended December 31, 2002

Commission file number: 1-14868

BUNZL PLC

(Exact name of Registrant as specified in its charter)

ENGLAND

(Jurisdiction of incorporation or organization)

110 Park Street, London WIK 6NX

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares of 25 pence each	The New York Stock Exchange*

∗Traded in the form of American Depositary Receipts evidencing American Depositary Shares representing such ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares of 25 pence each   467,024,892

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES: ☐   NO ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17☒   Item 18:☐

TABLE OF CONTENTS

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F (the "Annual Report"), the term the "Company" or "Bunzl" refers to Bunzl public limited company, alone or together with its subsidiary undertakings, as the context so permits. The term "Group" refers to Bunzl together with its subsidiary undertakings. The Company's fiscal year ends on December 31. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated.

In this Annual Report, the term "ordinary shares" refers to ordinary shares of 25 pence each of the Company, and the term "ADSs" refers to American depositary shares each representing five ordinary shares and evidenced by American depositary receipts ("ADRs").

The Company's consolidated financial statements (the "Consolidated Financial Statements") that form part of this Annual Report are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The principal differences between UK GAAP and US GAAP affecting the Group are explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report.

On January 1, 2002 under UK GAAP the Group adopted Financial Reporting Standard ("FRS") 19 'Deferred Tax'. As a result of adopting FRS19, the results for 2001 and previous years have been restated. In addition, in order to ensure comparability, results for 2001 and previous years have been restated to reflect those operations which meet the UK GAAP definition of "discontinued operations" for the year ended December 31, 2002 as discontinued operations in prior years.

As explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report, under US GAAP the Group adopted Statement of Financial Accounting Standard ("SFAS") 142 'Goodwill and Other Intangible Assets' on January 1, 2002. Under SFAS142 goodwill and intangible assets with indefinite lives are no longer amortized but instead tested for impairment annually. The proforma effect of adopting SFAS142 on prior periods is shown in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report.

In this Annual Report, references to "US dollar(s)", "US$" or "$" are to currency of the United States ("US") and references to "pound(s) sterling", "sterling", "£", "pence" or "p" are to currency of the United Kingdom ("UK"). Solely for convenience, this Annual Report contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts represent such US dollar amounts or could be converted into US dollars at the rates indicated. The following tables show for the periods and dates indicated certain information concerning the US dollar exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in pounds sterling as announced for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On February 28, 2003, the Noon Buying Rate was $1.57 to £1.00.

	Noon Buying Rate			
	Period end	Average[1]	High	Low
	(dollars per pound sterling)			
Period Ended December 31				
1998	1.66	1.66	1.72	1.61
1999	1.62	1.61	1.65	1.55
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003 (2)...	1.57	1.61	1.65	1.57
Month Ended				
September 30, 2002			1.57	1.53
October 31, 2002...			1.57	1.54
November 30, 2002...			1.59	1.54
December 31, 2002			1.61	1.56
January 31, 2003			1.65	1.60
February 28, 2003			1.65	1.57

(1) The average of the Noon Buying Rates on the last day of each full month during the relevant period.

(2) January 1 through February 28, 2003.

For the preparation and consolidation of financial information in this Annual Report, the year end exchange rates used for translating US dollars into pounds sterling for the years 1998, 1999, 2000, 2001 and 2002 were, respectively, $1.66, $1.61, $1.49, $1.46 and $1.61 to £1.00 and the average exchange rates used for the years 1998, 1999, 2000, 2001 and 2002 were, respectively, $1.65, $1.61, $1.50, $1.44 and $1.51 to £1.00.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. A number of factors could cause actual results, performance or achievements of the Group or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the following: (i) changes in demand for the Group's products worldwide; (ii) changes in the costs of raw materials; (iii) changes in the pound sterling/dollar exchange rate and the exchange rates between pounds sterling and other currencies in which the Group's businesses operate; (iv) changes in the political or fiscal regime of Bunzl's areas of activity; (v) principal changes in UK and US tax legislation or similar laws or regulations; (vi) cost inflation within the industrial sectors and economies in which Bunzl operates; (vii) changes in environmental legislation; (viii) changes in UK and US LIBOR rates and (ix) the risk factors identified in Item 3. "Key Information — Risk Factors". The foregoing list of factors should not be construed as exhaustive. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", "seeks", "pro forma", "anticipates" or "intends" or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Forward-looking statements in this Annual Report include, but are not limited to, certain statements under (i) Item 3. "Key Information — Risk Factors", (ii) Item 4. "Information on the Company — Business Overview" and "— Properties", (iii) Item 5. "Operating and Financial Review and Prospects", (iv) Item 8. "Financial Information — Consolidated Statements and other Financial Information - Legal Proceedings", and (v) Item 11. "Quantitative and Qualitative Disclosures about Market Risk — Credit Risk". Such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data set out below is extracted or derived from the Consolidated Financial Statements included in this Annual Report or previously published (except where restated as referred to in "Presentation of Information" on page 1 of this Annual Report) and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto.

The Consolidated Financial Statements for each of the five years ended December 31, 2002 have been audited by KPMG Audit Plc, Chartered Accountants and Registered Auditor.

The Consolidated Financial Statements are prepared in accordance with UK GAAP which differ in certain respects from US GAAP. The principal differences between UK GAAP and US GAAP affecting the Group are explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report.

For a description of new accounting standards adopted for the Consolidated Financial Statements for the year ended December 31, 2002 see Item 5. "Operating and Financial Review and Prospects — Operating Results — Background – Financial Reporting Standards and Accounting Policies".

Consolidated Profit and Loss Account

	for the year ended December 31				
	2002	**2001***	**2000***	**1999***	**1998***
	£m	**£m**	**£m**	**£m**	**£m**
Amounts in accordance with UK GAAP					
Sales					
Continuing operations..	2,673.6	2,558.3	2,182.4	1,765.5	1,547.5
Discontinued operations (1)......................................	161.7	318.2	321.2	363.1	391.8
Total sales	2,835.3	2,876.5	2,503.6	2,128.6	1,939.3
Operating profit					
Continuing operations..	191.8	186.9	164.0	134.1	117.5
Discontinued operations (1)......................................	7.5	14.9	19.6	23.9	21.9
Total operating profit	199.3	201.8	183.6	158.0	139.4
Profit on sale of discontinued operations	2.5	–	7.1	0.2	0.5
Loss on disposal of fixed assets	–	–	(4.8)	–	–
Provision for loss on discontinued business..............	–	–	–	–	(17.9)
Profit on ordinary activities before interest...........	201.8	201.8	185.9	158.2	122.0
Net interest payable..	(5.8)	(14.1)	(12.5)	(7.7)	(8.2)
Profit on ordinary activities before taxation	196.0	187.7	173.4	150.5	113.8
Profit before taxation, goodwill amortization and exceptional items	209.6	200.5	178.2	153.5	132.3
Taxation on profit on ordinary activities (2)	(70.3)	(70.4)	(64.7)	(60.0)	(41.5)
Profit on ordinary activities after taxation (2).......	125.7	117.3	108.7	90.5	72.3
Profit attributable to minorities	(0.5)	(0.4)	(0.6)	(0.6)	(0.3)
Profit for the financial year (2)	125.2	116.9	108.1	89.9	72.0
Earnings per share (2)					
Basic earnings per share.....................................	27.1p	25.5p	23.7p	19.9p	16.0p
Adjusted earnings per share (3)............................	30.0p	28.3p	25.1p	20.8p	19.0p
Diluted earnings per share	26.9p	25.2p	23.5p	19.7p	15.8p
Dividends paid and proposed per share.................	11.2p	10.35p	9.4p	8.3p	7.35p
Weighted average ordinary shares					
Basic (million)	461.4	458.6	455.8	452.3	451.1
Diluted (million)	465.3	463.8	460.0	456.3	455.5

*   Restated on adoption of FRS19 'Deferred Tax'.

(1) Discontinued operations principally comprise the Paper Distribution business which was sold on July 1, 2002. Discontinued operations also include the Group's job-lot converting business sold in 1999 and Filtrona's instruments business sold in 2000.

(2) As explained in the Accounting Policies section on page F-6 of this Annual Report, the Group has adopted FRS19 'Deferred Tax' for the year ended December 31, 2002. This has resulted in a restatement of the taxation charge for the year ended December 31, 2001 which increased by £0.8 million (2000: £(0.2) million, 1999: £3.8 million, 1998: £(0.1) million). Earnings per share information has therefore been restated based on these restated earnings.

(3) The differences between earnings per share and adjusted earnings per share are as follows: (i) for 1998 – the effect of goodwill amortization of £1.1 million, the profit on sale of discontinued operations and the provision for loss on discontinued business; (ii) for 1999 – the effect of goodwill amortization of £3.2 million and the profit on sale of discontinued operations; (iii) for 2000 – the effect of goodwill amortization of £7.1 million, the profit on sale of discontinued operations and the loss on disposal of fixed assets; (iv) for 2001 – the effect of goodwill amortization of £12.8 million, and (v) for 2002 – the effect of goodwill amortization of £16.1 million and the profit on sale of discontinued operations.

Consolidated Profit and Loss Account

	for the year ended December 31				
	2002†	**2001**	**2000**	**1999**	**1998**
Amounts in accordance with US GAAP	£m except per share information expressed in pence				
Sales					
Continuing operations	2,673.6	2,558.3	2,193.3	1,806.3	1,596.9
Net income for the financial year					
Continuing operations	126.5	91.6	84.3	57.2	69.6
Discontinued operations (1)	21.3	10.8	13.1	13.8	(0.6)
	147.8	102.4	97.4	71.0	69.0
Earnings per share					
Continuing operations	27.4	20.0	18.5	12.6	15.4
Discontinued operations (1)	4.6	2.3	2.9	3.1	(0.1)
Basic earnings per share...	32.0	22.3	21.4	15.7	15.3
Diluted earnings per share...	31.6	22.0	21.1	15.5	15.2
Dividends paid per share..	10.6	9.75	8.6	7.6	7.0

Consolidated Balance Sheet

	at December 31				
	2002	**2001***	**2000***	**1999***	**1998***
	£m	**£m**	**£m**	**£m**	**£m**
Amounts in accordance with UK GAAP					
Fixed assets...	523.4	514.4	446.6	282.7	217.7
Current assets..	813.9	775.7	697.5	577.1	521.0
Total assets	1,337.3	1,290.1	1,144.1	859.8	738.7
Creditors: amounts falling due within one year	(471.4)	(514.3)	(569.5)	(362.4)	(306.9)
Creditors: amounts falling due after more than one year...	(265.3)	(255.1)	(126.4)	(120.9)	(119.9)
Provisions for liabilities and charges	(54.3)	(62.1)	(60.0)	(58.5)	(45.6)
Minority equity interests...	(2.3)	(2.1)	(2.3)	(1.9)	(1.8)
Shareholders' funds: equity interests......................	544.0	456.5	385.9	316.1	264.5
Share capital					
Capital stock (£m)	116.8	116.0	115.2	114.3	113.4
Number of shares (million)...	467.0	463.9	460.7	457.3	453.8
Amounts in accordance with US GAAP					
Total assets (£m)...	1,461.8	1,511.7	1,377.7	1,093.7	981.1
Shareholders' funds: equity interests (£m)	741.8	714.1	651.9	576.8	535.3

---

* As explained in the Accounting Policies section on page F-6 of this Annual Report, the Group has adopted FRS19 'Deferred Tax' for the year ended December 31, 2002 which has resulted in the restatement of the Consolidated Financial Statements for 2001 and previous years.

† As explained in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report, the Group adopted SFAS142 'Goodwill and Other Intangible Assets' on January 1, 2002. Under SFAS142 goodwill and intangible assets with indefinite lives are no longer amortized but instead tested for impairment annually. The proforma effect of adopting SFAS142 on prior periods is shown in Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report.

(1) Includes profit on disposal of discontinued operations in 2002 of £14.3 million, representing a basic earnings per share impact of 3.1 pence.

RISK FACTORS

Investors, holders and prospective purchasers of ADSs should carefully consider the risk factors discussed below as well as the other information included in this Annual Report (including, without limitation, the "Cautionary Statement for Purposes of the 'Safe Harbor' Provisions of the United States Private Securities Litigation Reform Act of 1995" and Item 5. "Operating and Financial Review and Prospects"). Bunzl's business, financial condition or results of operations could be materially affected by any or all of these risks or by other risks that Bunzl cannot presently identify.

Bunzl faces competition that may reduce its market share and growth potential

Bunzl faces competition from international companies as well as local and regional companies in the countries in which it operates. In addition, many of Bunzl's customers have chosen to source products from Bunzl as they have looked to outsourced solutions to service their own requirements. If this trend was reversed and customers decided to satisfy their requirements themselves or source products directly from manufacturers or other suppliers, this could result in a loss of business and a resulting adverse effect on Bunzl's operating results. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in Bunzl's market share in any of Bunzl's businesses which would adversely affect Bunzl's results and hinder its growth potential.

Bunzl's growth is partly dependent on the ability to complete acquisitions and integrate operations of acquired businesses

A significant portion of Bunzl's historical growth has been achieved through acquisitions of businesses and the Group's growth strategy includes additional acquisitions. There can be no assurance that Bunzl will be able to make acquisitions in the future or that any acquisitions Bunzl does make will be successful.

Bunzl makes acquisitions with the expectation that these acquisitions will result in benefits to the Group. Achieving these benefits depends on the timely, efficient and successful execution of a number of post acquisition events, often including integrating the business of the acquired company into Bunzl's purchasing programs, distribution network, marketing programs and reporting and information systems. In general Bunzl cannot offer assurances that it will be able to successfully integrate the acquired company's operations or personnel or realize the anticipated benefits of the acquisition. The ability to integrate acquisitions may be adversely affected by many factors, including the relative size of a business and the allocation of the Group's limited management resources among various integration efforts.

The results of operations may be adversely affected by expenses Bunzl incurs in making acquisitions, by amortization of acquisition related intangible assets with definite lives and by additional depreciation expenses attributable to acquired assets. Any of the businesses Bunzl acquires may also have liabilities or adverse operating issues, including some that Bunzl fails to discover before the acquisition. Additionally, Bunzl's ability to make future acquisitions may depend upon obtaining additional financing. There can be no assurance that the Group will be able to obtain additional financing on acceptable terms.

Managing Bunzl's growth may be difficult and the Group's growth rate may decline

Bunzl has expanded its operations over recent years. This growth has placed significant demands on the Group's managerial, administrative and operational resources. Bunzl cannot be sure that this growth will continue. To the extent that the Group's customer base and services continue to grow, this growth is expected to place a significant demand on Bunzl's managerial, administrative and operational resources. The future performance and results of operations will depend in part on Bunzl's ability to successfully implement enhancements to the Group's business management systems and to adapt those systems as necessary to respond to changes in the business. Similarly, the Group's growth has created a need for expansion of its facilities from time to time. As Bunzl nears maximum utilization of a given facility, operations may be constrained and inefficiencies may be created, which could adversely affect operating results unless the facility is expanded or volume is shifted to another facility. Conversely, as additional facilities are added or existing facilities expanded, excess capacity may be created. Any excess capacity may also create inefficiencies and adversely affect the operating results.

Bunzl's operating results may be adversely affected by increased costs, shortages of purchased products or labor, or disruption to distribution or production facilities

Many of the products the Group supplies have a significant plastic and/or paper content. As a consequence movements in natural gas, oil and pulp prices as well as other raw material prices may affect the cost of the products purchased by the Group. In addition, many of the raw materials used for the products produced by Bunzl are also subject to price volatility caused by changes in global supply and demand. If commodity price changes result in unexpected increases in the cost of Bunzl's purchased products and raw materials, Bunzl may not be able to increase its prices to offset these costs without suffering reduced volume, revenue and operating income. Bunzl may also be adversely affected by shortages of such purchased products.

Similarly, Bunzl's operating results could be adversely affected by labor or skill shortages or increased labor costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

Bunzl would be affected if there was a catastrophic failure of its major distribution, production facilities or supply chain. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

Product liability claims could have an adverse effect on the Group's business

Like any other distributor and manufacturer of products, Bunzl faces an inherent risk of exposure to product liability claims if the products Bunzl sells, or the products sold by companies acquired by Bunzl, cause injury or illness. The Group may be subject to liability, which could be substantial, because of actual or alleged contamination in products sold by Bunzl or by companies Bunzl has acquired, including products sold by those companies before Bunzl acquired them. Bunzl has, and management believes that the companies Bunzl has acquired have had, liability insurance with respect to certain product liability claims. However, there can be no guarantee that this insurance will continue to be available at reasonable cost or at all, or will be adequate to cover product liability claims against Bunzl, or companies Bunzl has acquired. If Bunzl or any of the Bunzl acquired companies do not have adequate insurance, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on the Group's business, operating results and financial condition.

Bunzl's business may be adversely impacted by unfavorable economic conditions or other developments and risks in the countries in which it operates

Bunzl's business is somewhat dependent on general economic conditions in the US, the UK and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have an adverse effect on Bunzl's business and results of operations. Many of Bunzl's businesses are involved in the distribution of products which is a business characterized by a high volume of sales with relatively low profit margins. A significant portion of Bunzl's sales is at prices that are based on product cost plus a percentage markup. Accordingly the results of operations may be negatively impacted when the price of products goes down, even when the percentage markup remains constant. In addition, Bunzl may be adversely affected by political and economic developments in any of the countries where Bunzl has distribution networks or production facilities. Bunzl's operations are also subject to a variety of other risks and uncertainties relating to trading in numerous foreign countries, including political or economic upheaval, the imposition of any import or investment restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital, and changes in tax regulation and international tax treaties. Bunzl may also be adversely affected by movements in the valuation of, and returns from, the investments held by its pension funds.

In addition, Bunzl's operating results are sensitive to, and may be materially adversely impacted by, difficulties with the collectibility of accounts receivable, inventory control, price pressures, severe weather conditions and increases in wages or other labor costs, energy costs and fuel or other transportation related costs. There can be no assurance that one or more of these factors will not adversely affect the future operating results.

Bunzl may be adversely affected by fluctuations in exchange and interest rates

Bunzl may be adversely affected by fluctuations in exchange rates. The results of Bunzl's operations are accounted for in pounds sterling but the majority of the Group's sales are made and income earned in US dollars and other foreign currencies. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Bunzl's reported results of operations from year to year.

Bunzl may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. See Item 11. "Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk".

Bunzl may be adversely affected by government regulations

Bunzl's operations are affected by various statutes, regulations and laws in the countries and markets in which it operates. The Group is subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, environment, health and safety, labor and employment practices, competition and other matters. Bunzl cannot predict whether future developments in laws and regulations concerning its businesses will affect its earnings in a materially adverse manner or whether its operating units will be successful in meeting future demands of regulatory agencies in a manner which will not materially adversely affect Bunzl's business, financial condition or results of operations.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY OF THE GROUP

Bunzl had its origins in Bratislava, Slovakia, in the middle of the nineteenth century. The headquarters moved to London and the Company was incorporated in England in 1940, gaining a listing on the London Stock Exchange as a public company in 1957.

In the early 1980s there were significant changes to the Group. Its Austrian paper mills were sold and it embarked on a strategy of expanding into outsourcing services in the US and into paper distribution in the UK. In the mid to late 1980s the Group diversified into many other businesses including parcel and goods transportation in the UK and building products distribution in the US. During the 1990s the Group disposed of a number of businesses, focusing on those businesses which reflected the Group's evolution towards outsourcing and its increasing service orientation.

In 2002 the final break with the paper industry occurred when the Paper Distribution business area was sold. Following this disposal the Group was reorganized in August 2002 into two business areas: Outsourcing Services and an enlarged Filtrona (comprising the businesses of the former Filtrona and Plastics business areas).

Strategy and Development

The Company has grown by following a strategy of expanding in those areas where it can build its international competitive position through both organic growth and acquisitions combined with the disposal of lower margin, lower growth businesses. This evolution has given the Group an increasing focus on higher return, higher growth businesses, with each business area becoming increasingly international and service oriented.

Organic growth has been the result of a consistent emphasis on market focus, service orientation and efficiency. To supplement this organic growth, the Group has spent cash of some £171 million in 2000, £95 million in 2001 and

£77 million in 2002 on acquisitions and raised cash of £12 million in 2000, £1 million in 2001 and £111 million in 2002 from disposals. The principal disposal in 2002 was the sale of the Paper Distribution business area for which Bunzl will receive a further £18 million deferred cash consideration which is payable in two tranches of £10 million and £8 million on July 1, 2003 and July 1, 2004 respectively. Details of significant transactions within the last five years are outlined below. Over the same period sales of continuing operations (including acquisitions) have increased from £1,547.5 million in 1998 to £2,673.6 million in 2002.

The acquisition of Enitor in March 1998 represented the Group's first move into Europe in plastic profiles following the purchase of American Filtrona Corporation in the US in 1997. In November 1998 the North American Outsourcing Services business was further enhanced by the acquisition of the grocery supply business of International Paper's xpedx division.

In March 1999 Provend was acquired, adding to the Group's Outsourcing Services disposable supplies business in the UK and providing the opportunity to become a leading operator in the closely related vending sector. In September 1999 the Group acquired Brierley Almond which specializes in the supply of goods not for resale to supermarkets throughout the UK.

In January 2000 Davidson Plastics, a profile extrusion operation based in the US Pacific North West was acquired. In April 2000 the acquisition of Shermond, a specialist supplier of gloves and other disposable products to the healthcare and hygiene sectors, further expanded the Group's Outsourcing Services business in the UK. In July 2000 the Group acquired Greenham, which is primarily involved in the distribution of supplies including cleaning and hygiene, personal protection and construction consumables. Based in the UK with operations in Denmark, Ireland and Germany, it enhanced the Group's position in cleaning and hygiene supplies and developed the personal protection products business. In August 2000 the Outsourcing Services business in Ireland was further developed with the purchase of Allegro, a distributor of cleaning and hygiene supplies. In December 2000 the acquisition of Koch Supplies was completed, which strengthened the growing activities supplying the food processor and packing industry in the US. Also in December 2000 the North American Outsourcing Services business was further enhanced by the acquisition of Schrier Brothers, one of the largest redistributors in the North East.

In February 2001 ICCS MacGregor, a distributor of supplies to hotels, nursing homes and contract cleaners in Scotland, was added to the Group's Outsourcing Services business in the UK. In May 2001 the Group acquired 51% of Filtrati taking its ownership to 100%. Renamed Filtrona Italia, it has become a full member of the Group's global Filtrona network. In June 2001 Outsourcing Services in North America was extended with the acquisition of Godin which supplies supermarkets, food processors and industrial companies in Quebec. In July 2001 the Group's European retail supply business was expanded by acquiring the UK carrier bag supply business from BPI thus building on the Group's international sourcing operations. The Group completed a number of transactions in October 2001 in Outsourcing Services. It acquired Eastern Paper which supplies supermarkets, redistributors and food processors in the Maritimes thus completing the Group's geographic coverage of Canada. In Europe, the Group acquired the DKI Group which supplies packaging consumables and equipment to the Danish supermarket and food processing industries, strengthening the Group's position in the Scandinavian market. In a move to strengthen the Group's position supplying the US food processor industry it purchased Packers, a long established supplier to the beef and pork processing industries based in Omaha, Nebraska and with small branches in Canada and the UK. In November 2001 the Group further expanded Outsourcing Services in Europe with the acquisition of W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies in Wales and South West England.

The Group bought Lockhart from Sodexho in May 2002. Lockhart is one of the UK's leading suppliers of catering equipment to the foodservice industry including hotels, caterers, restaurants, retailers and the licensed trade. In late June 2002 the Group acquired Kenco in Seattle. Kenco is a redistribution business which strengthened the position of the Group's Outsourcing Services business in the Pacific North West of the US.

In the last two months of 2002 the Group announced four acquisitions which added to the Outsourcing Services business in different parts of the world. In early November Lesnie's, a distributor of supplies to food processors and retailers based in Sydney, Australia, was acquired. This expands the Group's position in Australasia. In November, the Group agreed to purchase Darenas, a UK national distributor of cleaning and hygiene supplies, and completed shortly thereafter. It is an excellent fit with the existing operations. In December, the Group acquired Saxton, a US redistribution business based in Phoenix with locations also in Kansas City and Denver, which will strengthen the Group's position both in cleaning and hygiene and in the relevant regions. In late December the Group purchased Thomas McLaughlin, a leading distributor of catering equipment in both Northern Ireland and the Republic of Ireland. McLaughlin is a logical extension of the Group's existing business in Ireland and complements the acquisition of Lockhart earlier in the year.

In February 2003 the Group purchased Enterprise, a distributor of plant supplies to food processors in Dallas, Texas; Greeley, Colorado; Atlanta, Georgia and St Joseph, Missouri.

The final link to Bunzl's paper making and converting past was broken with the disposal in August 1999 of the last of the Group's job-lot converting businesses in the US. Bunzl's only consumer plastics business, the Stewart Group in the UK, was sold in December 1999.

In October 2000 Bunzl sold Filtrona's instruments business. Based in the UK with sales worldwide, it was the Group's only capital equipment business and, as such, was becoming less relevant to the evolving business to business consumables focus of the Group.

During 2001 the Group completed the disposal of the video and air conditioning distribution and installation businesses that it acquired with Greenham in July 2000. These did not fit with the Group's long term plans for the development of Greenham within the Group's Outsourcing Services business area.

The disposal of the Paper Distribution business area in July 2002, with its UK focus and strong links to Bunzl's nineteenth century roots in paper, marked an important stage in Bunzl's evolutionary approach. It represented the final break with the paper industry and was the last step of a process which has seen Bunzl reducing its commitment to paper and channeling resources both organically and by acquisition into higher return, higher growth businesses, particularly outsourcing.

Following this disposal the Group was reorganized in August 2002 into two business areas: Outsourcing Services and an enlarged Filtrona (comprising the businesses of the former Filtrona and Plastics business areas). This combination was made feasible by the simplification of both the constituent businesses over the past few years and their increasing internationalization. Operating as Filtrona, the new business constitutes a small number of international niche businesses in supply and light manufacture with a number of technical and market overlaps. It is being managed by a single more cost effective structure. Both Outsourcing Services and Filtrona fit with the Group's focus on providing business to business consumables and are becoming increasingly service oriented.

The continuing objective of both the acquisition and disposal activity has been to concentrate resources on a manageable group of successful businesses where the Group can continue to demonstrate competitive advantage.

BUSINESS OVERVIEW

The Company is a holding company conducting its operations through its subsidiary undertakings. The Group is an international group of companies involved in the provision of outsourcing solutions and customer service oriented distribution and light manufacture, primarily of plastic and paper based products. The Group had annual sales of £2,835.3 million in 2002 and, as of December 31, 2002, approximately 12,000 employees in approximately 260 locations in 24 countries throughout the world.

The Company's shares are quoted on the London Stock Exchange and the ADSs are quoted on the New York Stock Exchange. Its principal executive offices are located at 110 Park Street, London, W1K 6NX (telephone number 011-44-20-7495-4950; fax number 011-44-20-7495-4953; website www.bunzl.com).

The Group's operations are organized primarily by international line of business into two business areas. The table below sets out the sales by business area for the Group's continuing operations for the three years ended December 31, 2000, 2001 and 2002.

	2002	2001	2000
	£m	£m	£m
Outsourcing Services	2,231.2	2,129.1	1,783.1
Filtrona	442.4	429.2	399.3

A segmental analysis of the results of these business areas is set out in Note 1 of the Consolidated Financial Statements on page F-8 and is discussed in the following pages.

In July 2002 the Group completed the disposal of the Paper Distribution business area.

In August 2002 the Group combined its operations previously designated Filtrona and Plastics. Operating as Filtrona the enlarged business area constitutes a small number of international niche businesses in service oriented supply and light manufacture with a number of technical and market overlaps.

Outsourcing Services

The Outsourcing Services business area operates in North America, Europe and Australasia, where Bunzl believes it is the leading supplier of a range of products including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners and other users. Outsourcing Services is the Group's largest business area. It had operating profit before goodwill amortization of £169.3 million (approximately 73% of the Group's operating profit before goodwill amortization) in 2002 with numerous warehouses throughout North America, Europe and Australasia and a total of 7,064 employees as of December 31, 2002.

The table below sets out selected financial and other information for the Outsourcing Services business area as of and for each of the three years ended December 31, 2000, 2001 and 2002.

	2002	2001	2000
Sales (£m)	2,231.2	2,129.1	1,783.1
Operating profit before goodwill amortization (£m)	169.3	161.9	131.1
Profit margin (%)	7.6	7.6	7.4
Employees	7,064	6,746	6,197

Activities

The business area provides outsourced food packaging, disposable supplies, cleaning and hygiene products and personal protection and catering equipment. Product catalogs and order lists are provided for customers to place their orders, which can be received by telephone, fax or electronically via computer link. Internet ordering is also being used in parts of the business.

In its supermarket and retail operations, Bunzl operates three main programs: (i) direct-store-door, where deliveries are made to individual user locations, (ii) warehouse replenishment, where Bunzl restocks a customer's warehouse on a planned basis, and (iii) cross-docking where orders are picked for individual stores of a customer's supermarket chain, for example, and pallets are prepared, labeled by store and delivered to the customer's warehouse. In cross-docking programs these disposables are not stored in the customer's warehouse, they simply cross from the customer's inward dock to the outward dock and are loaded onto the customer's delivery truck with the grocery supplies for each store. Some cross-docking customers collect their disposables from Bunzl's warehouse, as do redistribution customers, which are smaller independent distributors which do not source the relevant products directly from manufacturers.

Market Characteristics

Customers are keen to reduce storage space taken up by a wide variety of products which are often bulky, low cost plastic and paper disposable products, so demand is strong for Bunzl's outsourcing programs which deliver direct to their outlets on an as needed basis or via the cross-docking program described above.

Demand continues to grow for ready to eat, reheat or cook at home meals, known as takeout food. These products are available in retail food courts, displayed as a range of ready to go starters, main courses and desserts which are often prepared on the premises. Customers can choose from set meals or à la carte from menu boards. Bunzl supplies an extensive range of specialized packaging and foodservice equipment for this purpose. With case-ready meats, produce, bakery and other food types gaining acceptance in the market, Bunzl is also obtaining an increasing share of business from food processors.

Many of Bunzl's larger customers are using electronic data interchange, which involves utilizing linked computer systems, for placing orders and handling billing and account management information. This method of communication is quick and efficient both for customers and for Bunzl.

In Europe, the role of larger distributors has been steadily increasing, replacing a distribution process characterized by regional, fragmented, typically family owned enterprises or manufacturers supplying customers direct. There is an increasing trend towards a full outsourcing service.

Products

Bunzl distributes thousands of items. Typically a branch might carry around 3,000 lines and have access to many more within the Group. Some examples of products are listed below by user type.

Foodservice: meat trays, labels, plastic and paper bags, clear plastic containers, aluminum foil, merchandizing tags, platters, cake domes, plastic microwavable and oven proof takeout food packaging, straws and stirrers, plastic cutlery, napkins, custom printed food boxes, pizza boxes, burger wraps, tumblers, paper plates, vending machine ingredients, cups and catering equipment.

Hygiene and cleaning: paper towels, toilet tissue, liquid soap, disinfectant, cloths, floor polish, refuse sacks, mops and disposable gloves.

Hotel guest amenities and supplies: custom printed soaps, shampoos, coasters, straws, disposable tablecloths, napkins and candles.

Personal protection equipment: disposable workwear, high visibility workwear, footwear, gloves, respiratory protective equipment and hearing protection.

Suppliers and Customers

Bunzl purchases its supplies from a variety of manufacturers of plastic and paper packaging, plastic bags, clingfilm, aluminum foil, napkins, tissue, janitorial and other products ranging from large multinational organizations to smaller specialist manufacturers. Products are sourced both locally from domestic suppliers and imported from overseas. There has been supplier consolidation over recent years and suppliers are increasingly deciding to move away from direct sell of smaller shipments and instead utilize third parties like Bunzl for distribution of their products.

Customers range greatly in size. Larger customers include major national, and sometimes international, chains of supermarkets, fast food outlets, hotels, contract caterers, contract cleaning groups and food processors. Smaller customers include local independent operators in these sectors, cafes and sandwich shops and redistribution customers (as described above).

Raw Materials

Many of the products the Group supplies have a significant plastic and/or paper content with plastic polymers predominating. As a consequence movements in natural gas, oil and pulp prices as well as other raw material prices may affect the cost of the products purchased by the Group.

Competition

The market is highly competitive in all sectors and geographic areas of operation. Competitors range from large distribution companies to small, local distributors in specific geographic areas. Many manufacturers also distribute their own products, selling directly to their larger customers, and many of the Group's customers also have distribution operations.

Bunzl has extensive distribution networks which can offer service to customers on both a local and national basis. It is a specialist in its field and is able to anticipate as well as meet customer needs and trends. Considerable investment in technology makes Bunzl a fast and efficient operator and management believes that this, combined with experienced and well organized teams of staff, ensures customers get the right product at the right price at the right time.

Organic Growth

The Outsourcing Services business has grown organically by seeking to consistently develop long term relationships with customers and attract new ones. A particular growth area has been in expanding outsourcing services programs for customers which can be tailored to their precise needs. The programs can yield cost, space and working capital savings for these customers.

Another growth driver has been in identifying market trends and exploiting their potential, such as takeout food and food processors described above.

Supermarkets, food processors, contract caterers and cleaners and the redistribution side of the business, where Bunzl supplies product to other small distributors, have all seen growth over the years.

Acquisitions

The US business has been strengthened over the last five years. In 1998 the grocery supply business of International Paper's xpedx division was purchased. In December 2000 the acquisition of Koch Supplies was completed, which strengthened the growing activities supplying the food processor and packing industry in the US. Also in December 2000 the North American Outsourcing Services business was further enhanced by the acquisition of Schrier Brothers, one of the largest redistributors in the North East. In October 2001 Bunzl acquired Packers, a long established supplier to the beef and pork processing industries based in Nebraska and with small branches also in Canada and the UK. In July 2002 Kenco, a redistribution business based in Seattle, Washington was acquired. In December 2002 the Group acquired Saxton, a redistribution business based in Phoenix with locations also in Kansas City and Denver, which will strengthen the Group's position both in cleaning and hygiene and the relevant regions. In February 2003 the Group purchased Enterprise, a distributor of plant supplies to food processors in Dallas, Texas; Greeley, Colorado; Atlanta, Georgia and St Joseph, Missouri.

In June 2001 the acquisition of Godin in Quebec enabled Bunzl to serve national customers across Canada. In October 2001 the Group's geographic coverage of Canada was completed with the acquisition of Eastern Paper in the Maritimes.

A number of significant acquisitions have also helped develop the European Outsourcing Services business. In early 1999 Provend was acquired adding to the Group's Outsourcing Services disposable supplies business in the UK and providing the basis to develop, in management's view, a leading position in the closely related vending sector. In September 1999 the acquisition of Brierley Almond complemented the Group's growing business with retailers and represented a further step towards replicating in Europe the Group's outsourcing program in the North American grocery sector. In April 2000 the acquisition of Shermond Products in the UK strengthened Bunzl's position in the growing healthcare sector. In July 2000 the Group acquired Greenham, which is primarily involved in the distribution of supplies including cleaning and hygiene, personal protection and construction consumables. Based in the UK with operations in Denmark, Ireland and Germany, it enhanced the Group's position in cleaning and hygiene supplies and developed the personal protection products business. In August 2000 the Outsourcing Services business in Ireland was further developed with the purchase of Allegro, a distributor of cleaning and hygiene supplies. In February 2001 ICCS MacGregor, a distributor of supplies to hotels, nursing homes and contract cleaners in Scotland, was added to the Group's Outsourcing Services business in the UK. In July 2001 the Group's European retail supply business was expanded by acquiring the UK carrier bag supply business from BPI thus building on the Group's international sourcing operations and in October 2001 the Group acquired the DKI Group which supplies packaging consumables and equipment to the Danish supermarket and food processing industries, strengthening the Group's position in the Scandinavian market. In November 2001 the Group further expanded Outsourcing Services in Europe with the acquisition of W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies in Wales and South West England. In May 2002 Lockhart, a distributor of catering equipment to the foodservice industry, was acquired. In November the Group agreed to purchase Darenas, a UK national distributor of cleaning and hygiene supplies, and completed shortly thereafter. It is an excellent fit with the Group's existing operations. In late December 2002 the Group purchased Thomas McLaughlin, a leading distributor of catering equipment in both Northern Ireland and the Republic of Ireland. McLaughlin is a logical extension of the Group's existing business in Ireland and complements the acquisition of Lockhart earlier in the year.

In November 2002 the Group bought Lesnie's, a distributor of supplies to food processors and retailers based in Sydney, Australia. This expands the Group's position in Australasia.

Filtrona

Filtrona is a world leading supplier of outsourced cigarette filters, ink reservoirs and other bonded fiber products, protective caps and plugs, self-adhesive tear tapes and certain security products. It is also a leading extruder of custom plastic profiles. It operates through wholly owned subsidiaries and a number of jointly owned companies, principally in Asia. Filtrona had operating profit before goodwill amortization of £54.2 million (approximately 24% of the Group's operating profit before goodwill amortization) in 2002 and 4,722 employees as of December 31, 2002

The table below sets out selected financial and other information for the Filtrona business area as of and for the three years ended December 31, 2000, 2001 and 2002.

	2002	2001	2000
Sales (£m)	442.4	429.2	399.3
Operating profit before goodwill amortization (£m)	54.2	52.3	53.7
Profit margin (%)	12.3	12.2	13.4
Employees	4,722	4,738	4,707

Activities

The Group manufactures high quality filters which it sells to the world's tobacco companies and, in particular, special filters for the low tar cigarette market. Its bonded fiber products include reservoirs for writing instruments, medical device components and household items. The Group's self-adhesive tear tape is sold to tobacco companies and other consumer product manufacturers. The Group also manufactures intermediate industrial products and sells them to a large number of customers in a variety of industries for a range of applications.

Filtrona currently has manufacturing facilities in the US, UK, Brazil, Germany, India, Indonesia, Italy, Jordan, Mexico, the Netherlands, Paraguay, Thailand and Venezuela.

Market Characteristics

The market for cigarettes using special filters of the type manufactured by Bunzl continues to grow, leading to increased demand for Bunzl's products.

Filtrona's bonded fiber products meet the needs of, for example, pen manufacturers and ink-jet printer manufacturers for component systems which provide less expensive, more efficient and more flexible products.

The use of tear tape as a medium for brand promotion and security purposes through the use of multi-colored text and images has added to the growth of self-adhesive tear tape used as an easy opening device for product overwrap.

The caps and plugs and extrusion businesses sell to a wide spectrum of end use markets and, while benefiting from the overall trend of plastics to replace other materials such as metals, are nevertheless somewhat dependent on the overall level of activity in the economy.

Products

Cigarette filters, whose principal raw material is cellulose acetate tow, reduce the level of tar and nicotine in cigarettes. Special filters, comprising multiple segments and more effective filter media such as carbon, are key components in producing lower tar cigarettes.

Bonded fiber products include ink reservoirs, which contain the ink and control its flow in a variety of writing instruments and ink-jet printer cartridges, fibers used to absorb and retain liquids in certain healthcare testing devices and fibers which release liquid into the air in certain household items such as air fresheners.

Plastic self-adhesive tear tape is an easy opening device applied as a strip around consumer product wrapping and packaging to make opening the product easier and increasingly also printed and used for brand promotion and security.

Protection caps and plugs are mainly used during the manufacturing process or in the transportation of engineered products. Typical applications would be to protect delicate parts of a car engine during transport and manufacture or the thread of oil pipe segments during transportation to offshore oil rigs.

The extruded profiles are specialized, custom made products such as light diffusers for offices and air conditioning ducting for aircraft.

Suppliers and Customers

Suppliers to the Group's filters and fibers businesses are mainly large multinational chemical and paper companies which manufacture cellulose acetate tow and other raw materials. Suppliers to the Group's plastics based businesses are large multinational producers of plastic resins such as low density polyethylene, polypropylene and PVC and focused suppliers of more specialized products.

The worldwide cigarette industry forms the main customer base, including large multinational manufacturers as well as local producers and government owned tobacco monopolies. Other customers include large engineering companies in sectors such as automotive and aircraft, international pen manufacturers, ink-jet printer manufacturers, fast moving consumer goods companies and many other engineering and manufacturing companies.

Raw Materials

The Group supplies filter products and accordingly the cost of sales is affected by the price of acetate tow as well as other raw material prices. The Group also supplies plastic products and, as a result, the cost of the raw materials purchased by the Group is affected by resin prices which are themselves affected by natural gas and oil prices as well as other factors.

Competition

The markets in which the Filtrona business area operates are highly competitive.

The largest producers of cigarette filters are the multinational tobacco companies which manufacture many filters in-house. There are also small local filter producers in many different parts of the world. Bunzl is well positioned to serve multinational customers since it has a wide geographic presence and specializes in complex filters, which such customers tend to buy in rather than manufacture themselves.

In addition to direct competition in Bunzl's fiber and self-adhesive tear tape businesses, there are various other technologies which compete with Bunzl, such as hot wax and thermal in tear tape and high performance foam in ink reservoirs. Management believes that Bunzl's products offer customers a more effective solution which can take advantage of industry trends.

The Group's caps and plugs businesses compete directly with focused, privately owned, competitors in both North America and Europe and also with alternative technologies which can achieve product protection capabilities. Custom extruded plastic profiles are made by a variety of companies both larger than Bunzl's businesses and smaller, focused, often privately owned companies. Management believes that a customer service orientation and an emphasis on timely and cost effective supply are hallmarks of all the Group's Filtrona operations.

Acquisitions

In 1998 Bunzl purchased Enitor, a leading Dutch extruder, to complement Bunzl Extrusion in the US. In January 2000 the Group purchased Davidson Plastics, a profile extrusion business located in Washington State.

In May 2001 the Group acquired 51% of Filtrati, an Italian cigarette filter and bonded fiber products manufacturer, taking Bunzl's ownership of Filtrati to 100%. Renamed Filtrona Italia, it has become a full member of the Group's global Filtrona network.

Geographical Market Supplied

The following table shows the Group's total sales for 2000, 2001 and 2002 by geographical market supplied.

	2002	2001	2000
	£m	£m	£m
Europe	957.9	1,009.6	821.1
North America	1,748.6	1,753.4	1,557.2
Rest of the world	128.8	113.5	125.3
	2,835.3	2,876.5	2,503.6

The Group's largest operations by geographical markets supplied are the US and the UK. Canada, Germany, the Netherlands, Australia, Ireland, Denmark and Brazil are its next largest operations and it has smaller operations in other countries in Europe, Asia and the Americas. In 2002 North America accounted for 62%, Europe 34% and the rest of the world (being South America, Australasia and Asia) 4% of Group sales.

Technology

Effective information technology systems are critical to operations and process management and for financial and general management control across the Group. Substantial investment is continually made in computer systems throughout the operations to improve the Group's ability to service customers, enhance its market position, trade on the internet and contribute to productivity gains. Management considers that the quality of its systems is an important source of competitive advantage.

In the Outsourcing Services businesses there is continuing use of Electronic Data Interchange for business transactions and communication between Bunzl and its suppliers as well as customers. Bunzl devotes substantial resources to this area. Internet ordering is also being used in parts of the business.

Within Filtrona, management considers it to be of the utmost importance also to remain up to date with the most appropriate technology for the manufacture and supply of the products the Group produces. In this respect investment continues to be made in new equipment for the manufacture of filter, fiber, tear tape, caps and plugs, extrusion and other products.

Intellectual Property

It is the Group's policy to commit sufficient funds to enable it to keep abreast of all relevant product, process, market and system developments in the fields in which it operates.

The industries in which the Group is active as a manufacturer are not generally characterized by proprietary products and although the Group's companies hold or are licensed to use certain trademarks, patents and other intellectual property rights, the successful continuation of the Group's business is not dependent on such intellectual property rights and no one such intellectual property right is, by itself, material to the Group's business.

Environmental Regulation

The Group is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates, including the US. These laws and regulations impose increasingly stringent environmental protection standards on the Group regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste and materials, waste disposal practices and the remediation of environmental contamination. These standards expose the Group to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities.

The Group has an established environmental policy pursuant to which all its operating companies are committed to a program of continued improvement in environmental performance and committed to ensuring that each business area identifies and controls significant environmental risks associated with its activities, products and services. Bunzl is also committed to compliance with environmental legislation and regulations in the jurisdictions where Group companies operate. The Group periodically reviews its environmental practices in order to ensure that appropriate standards are being maintained. The Group regularly incurs expenditure in connection with environmental compliance requirements. Although the Group is involved in the remediation of contamination of certain of its properties, it believes that its facilities and operations are generally in compliance with environmental laws and regulations, with the exception of such non-compliance as would not be expected to have a material adverse effect on its financial condition or results of operations.

The Group believes that the amounts that it has budgeted and reserved will enable it to satisfy its known and anticipated environmental obligations to the extent that they can be estimated. However, environmental matters cannot be predicted with certainty and there can be no assurance that these amounts will be adequate. In addition, future developments, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities that could have a material adverse effect on the Group's financial condition or results of operations.

ORGANIZATIONAL STRUCTURE

Bunzl is a holding company conducting its operations through its subsidiary undertakings (some of which are themselves intermediate holding companies of other subsidiary undertakings). The following are the significant subsidiaries of the Company as of December 31, 2002. Each subsidiary is wholly owned by the Group.

Significant Subsidiary	Country of Incorporation
Bunzl American Holdings (No.1) Ltd	England
Bunzl Distribution USA, Inc	US
Bunzl Overseas Holdings Ltd	England
Bunzl USA Holdings Corp	US
Bunzl USA Inc	US
Earthmedia Ltd	England
Filtrona Richmond Inc	US

PROPERTIES

As of December 31, 2002 the Group operated its various businesses from a total of approximately 260 locations, the majority of which were in North America and Europe with the remainder located in Australasia, Asia and South America. Most of these facilities were leased by the Group, with the balance owned by the Group. The Group believes that all such facilities are suitable and adequate for their use, and generally have sufficient capacity for existing needs and expected near term organic growth.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

The following discussion and analysis is based on the Company's Consolidated Financial Statements, which appear on pages F-1 to F-33 of this Annual Report. The Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP.

For an explanation of the principal differences between UK GAAP and US GAAP affecting the Group, see Note 28 of the Notes to the Consolidated Financial Statements beginning on page F-29 of this Annual Report. This also includes a reconciliation of profit, a statement of comprehensive income, earnings per share, a reconciliation of the effect on earnings of adopting SFAS142 'Goodwill and Other Intangible Assets', a reconciliation of equity shareholders' funds and a consolidated cash flow statement.

Critical Accounting Policies

The results of the Group's operations and its financial condition are dependent upon the utilization of accounting methods, assumptions and estimates that are used as a basis for the preparation of the Consolidated Financial Statements. The Consolidated Financial Statements of Bunzl are prepared in accordance with UK GAAP and the accounting policies employed are set out under the heading "Accounting Policies" on pages F-6 and F-7. The Company has identified the following critical accounting policies and related methods, assumptions and estimates which management believes are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions and estimates have on the Group's reported financial results. This information should be read in conjunction with the Consolidated Financial Statements and this "Operating and Financial Review and Prospects".

Goodwill

Bunzl has significant investments in goodwill as a result of acquisitions of businesses. Goodwill arising on acquisitions made after December 31, 1997 is capitalized and is amortized through the profit and loss account over its estimated useful life, a period of up to 20 years, on a straight line basis. Changes in these lives would result in different effects on the profit and loss account. Goodwill is reviewed for impairment when events and circumstances indicate that carrying values may not be recoverable and any impairments are charged to the profit and loss account. Tests for impairment are based on discounted cash flows and assumptions (such as discount rates, timing, growth prospects and competitive environment) which are inherently subjective. Goodwill arising on acquisitions made prior to January 1, 1998 remains eliminated against reserves. In determining the profit and loss on disposal of a business, any goodwill on acquisition, net of goodwill eliminated through the profit and loss account as a result of any impairment in value or by amortization, is transferred to the profit and loss reserve through the profit and loss account.

Accounting for Acquisitions

Acquisitions are accounted for at a purchase price based upon the fair value of the consideration paid. Assets and liabilities acquired are measured at fair value and the purchase price is allocated to assets and liabilities based upon these fair values. Determining the fair values of assets and liabilities acquired involves the use of significant estimates and assumptions (such as discount rates, asset lives and recoverability).

Pensions

Bunzl accounts for pensions under Statement of Standard Accounting Practice ("SSAP") 24 'Accounting for Pension Costs' and provides additional disclosure in accordance with the transitional requirements of FRS17 'Retirement Benefits'. Under SSAP24 Bunzl charges pension costs to the profit and loss account on a systematic basis over the expected remaining service lives of participating employees. Differences between the amounts charged and the contributions paid are treated as assets or liabilities. The application of SSAP24 requires the exercise of judgment in relation to assumptions for further pay rises in excess of inflation, employee demographics and the future expected returns on assets. Bunzl determines the assumptions to be adopted in discussion with its independent actuaries and believes that these assumptions are in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the profit and loss account and balance sheet.

Background

The following discussion and analysis of the Group's results of operations and the Group's medium term prospects should be considered in light of certain significant developments which have occurred in recent years in the Group.

Bunzl has followed a strategy of focusing its resources on areas where it has, or can develop, real competitive advantage and which have sound organic growth potential. This has resulted in a major change in the Group's structure over the last ten years. The Group now comprises two business areas, Outsourcing Services and Filtrona, both of which are international and continuing to develop through a combination of good organic growth and acquisition.

Acquisitions

The Group spent £77 million on acquisitions during 2002. In the Outsourcing Services business in late May, Lockhart was acquired from Sodexho. Lockhart is a leading UK supplier of catering equipment to the foodservice industry including hotels, caterers, restaurants, retailers and the licensed trade. In late June the Group acquired Kenco in Seattle. Kenco is a redistribution business which strengthens the position of the Outsourcing Services business in the Pacific North West of the US.

In the last two months of 2002 Bunzl announced four acquisitions which added to the Outsourcing Services business in different parts of the world. In early November Lesnie's, a distributor of supplies to food processors and retailers based in Sydney, Australia, was acquired. This expands the Group's position in Australasia. In November, the Group agreed to purchase Darenas, a UK national distributor of cleaning and hygiene supplies, and completed shortly thereafter. It is an excellent fit with the existing operations. In the US, Saxton, a redistribution business based in Phoenix with locations also in Kansas City and Denver, was acquired in December, which will strengthen the Group's position both in cleaning and hygiene and in the relevant regions. Finally, in late December the Group purchased Thomas McLaughlin, a leading distributor of catering equipment in both Northern Ireland and the Republic of Ireland. McLaughlin is a logical extension of the Group's existing business in Ireland and complements the acquisition of Lockhart earlier in the year.

In February 2003, the Group purchased Enterprise, a distributor of plant supplies to food processors in Dallas, Texas; Greeley, Colorado; Atlanta, Georgia and St Joseph, Missouri.

Disposals

The Group raised £111 million in cash from disposals in 2002. The principal disposal was the sale of the Paper Distribution business area for which Bunzl will receive a further £18 million deferred cash consideration which is payable in two tranches of £10 million and £8 million on July 1, 2003 and July 1, 2004 respectively. The Group also exited the small machine building activity at Jarrow following the disposal of the Filtrona instruments business in 2000. The net profit on disposals in 2002 was £2.5m.

Price Movements

In 2000 prices of many of the Group's products rose in the US and in Europe contributing to sales growth. In 2001 deflation had an adverse impact on sales growth, particularly in the second half and deflation continued similarly through 2002. Since early 2003, the high prices of natural gas, oil and resins have caused the price of many plastic based products to rise.

Foreign Currency Movements

In both 2000 and 2001 the US dollar strengthened against the pound, resulting in currency having a net favorable impact through translation. In 2002 the US dollar weakened resulting in currency having an adverse impact through translation. For the preparation and consolidation of financial information, the year end exchange rates used for translating US dollars into pounds sterling for the years 2000, 2001 and 2002 were, respectively, $1.49, $1.46 and $1.61 to £1.00 and the average exchange rates used for the years 2000, 2001 and 2002 were, respectively, $1.50, $1.44 and $1.51 to £1.00.

Financial Reporting Standards and Accounting Policies

The transitional rules of FRS17 'Retirement Benefits' have continued to be applied and the full requirements of FRS19 'Deferred Tax' have been adopted in the Consolidated Financial Statements for 2002 which has resulted in the restatement of the Consolidated Financial Statements for 2001 and previous years. There have been no other changes to the accounting policies of the Group from the previous year. See F-33 for further discussion of certain recent Accounting Standards Board ("ASB") and Financial Accounting Standards Board ("FASB") pronouncements.

2002 compared with 2001

Results

The Group's sales and operating profit in 2002 exceeded those of 2001, primarily as a result of strong operating performance and underlying organic growth combined with acquisition activity, despite difficult economic conditions around the world, price deflation and unfavorable currency movements, the last of which reduced growth rates by approximately 4 percentage points. Sales of continuing operations rose by 5% or £115.3 million, from £2,558.3 million to £2,673.6 million, reflecting a good operating performance partly offset by unfavorable exchange rate movements and price deflation, with businesses acquired during the year contributing £48.6 million of this increase. Sales of discontinued operations were £161.7 million compared to £318.2 million in 2001. Total sales including discontinued operations, fell by 1% or £41.2 million, from £2,876.5 million to £2,835.3 million due to the disposal of the Paper Distribution business area in July 2002.

Following the disposal of Paper Distribution, the Group was reorganized in August into two business areas: Outsourcing Services and an enlarged Filtrona, comprising the old Filtrona and the former Plastics business. Both Outsourcing Services and Filtrona recorded increases in sales despite challenging market conditions. Operating profit of continuing operations before goodwill amortization increased by 4%, or £8.5 million, from £199.1 million to £207.6 million, with businesses acquired during the year contributing £4.0 million. Operating profit before goodwill amortization of discontinued operations was £7.8 million compared to £15.5 million in 2001. Total operating profit before goodwill amortization increased marginally from £214.6 million to £215.4 million. The only exceptional item in 2002 was a profit on the sale of discontinued operations of £2.5 million. There were no exceptional items in 2001. Including a net interest charge of £5.8 million, profit before tax increased by 4% from £187.7 million to £196.0 million. Profit before tax, exceptional items and goodwill amortization increased by 5% from £200.5 million to £209.6 million. Goodwill amortization was £16.1 million in 2002 and £12.8 million in 2001.

The net interest charge decreased to £5.8 million from £14.1 million, as a result of lower average borrowings due to strong cash generation from operations, disposal proceeds exceeding acquisition spend and lower interest rates. Net interest cover (profit on ordinary activities before interest, divided by net interest payable) was 35 times.

Continuing operations margin (operating profit from continuing operations before goodwill amortization divided by sales from continuing operations) was constant at 7.8%, while the margin for the Group as a whole (total operating profit divided by total sales) rose from 7.5% to 7.6% due to the disposal of the lower margin Paper Distribution business area.

Currency had a net unfavorable impact in the year through translation primarily due to the volatility and weakness of the US dollar against sterling. This translation effect is the major way that currency impacts the Group although there was also a small transaction effect on certain parts of the business.

The tax charge of £70.3 million represents an effective rate of 33.6% on the profit on underlying operations (excluding taxation, exceptional items and goodwill amortization) compared to an effective rate of 35.1% in 2001. Including exceptional items and goodwill amortization, the overall rate was 35.9% compared with 37.5% in 2001. The effective rate is higher than the nominal UK tax rate of 30.0% principally because most of the Group's operations are in countries with higher tax rates.

Profit for the financial year increased by 7% from £116.9 million to £125.2 million. The weighted average number of shares in issue rose to 461.4 million in 2002 from 458.6 million in 2001 due to the exercise of employee share options. Earnings per share rose by 6% from 25.5p to 27.1p, while adjusted earnings per share, after eliminating exceptional items and goodwill amortization, rose by 6% from 28.3p to 30.0p. An interim dividend of 3.65p per share and a final dividend of 7.55p will represent an increase of 8% for the year, at a total cost of £52.3 million, with dividend cover (adjusted earnings per share, divided by dividends paid and proposed in the year per share) at 2.7 times.

Total assets less current liabilities increased by £90.1 million from £775.8 million to £865.9 million. This was largely accounted for by an increase in goodwill, higher long term debtors, increased cash and short term deposits and lower short term borrowings. Group return on capital employed (operating profit, divided by net operating capital employed excluding goodwill) was 40.7% compared to 37.9% in 2001.

Obligations due within one year under operating leases decreased from £57.2 million at December 31, 2001 to £34.3 million at December 31, 2002. 30% of these operating leases expire in more than five years, compared to 41% in 2001. At the year end the Group was committed to, but had not provided for, capital expenditure of £1.4 million.

Despite the slowdown in the world economy, high levels of capital expenditure have continued to be invested in the business. Facilities have been refurbished and upgraded improving both capacity and efficiency. The Group has continued to invest substantially in computer systems, focusing on improving systems and installing them in newly acquired companies. These improvements have enhanced the Group's systems infrastructure and e-commerce capability. Maintaining an up-to-date asset base remains a priority as it enhances the Group's market position and enables it to serve its customers better thereby providing it with a source of real competitive advantage.

The Group has accounted for pensions under SSAP24 'Accounting for Pension Costs' and has included disclosure in Note 21 of the Notes to the Consolidated Financial Statements beginning on page F-21 of this Annual Report as required by the transitional rules of FRS17 'Retirement Benefits'. SSAP24 accounting has been based on the most recent formal actuarial valuations, which for the main UK and US defined benefit pension schemes were performed at April 2000 and January 2002 respectively, resulting in funding levels of 101% and 86% respectively. Due to continuing unfavorable market conditions, informal reviews were performed at October 2002 which identified lower funding levels. These were, however, still comfortably in excess of relevant minimum funding requirements that would necessitate short term funding action. Nevertheless, in addition to the regular cash contribution of £12.1 million paid into the Group's defined benefit pension schemes, the Group made a £20.0 million special contribution in December 2002, broadly representing the present value of all contribution holidays previously taken by the Group.

The FRS17 disclosure in Note 21 of the Notes to the Consolidated Financial Statements beginning on page F-21 of this Annual Report shows a deficit net of deferred tax of £43.7 million which has increased from £17.5 million in 2001 due to poor equity returns and falling bond yields. The Group has reviewed its pension arrangements including benefits and contribution rates. The defined benefit schemes have now been closed to new members and new employees will in future be invited to participate in defined contribution schemes. The profit and loss impact of contributions to the Group's pension schemes in 2002 was at a similar level to that in 2001 and is expected to remain at around that level in 2003.

Discussion by Business Area

Outsourcing Services

Outsourcing Services is Bunzl's largest and most profitable business area. Good organic growth and acquisitions caused sales to increase by 5% to £2,231.2 million from £2,129.1 million in 2001, despite unfavorable exchange rate movements which impacted both sales and profits by 3%. The continuing focus on greater efficiencies and control of operating costs also contributed to good performance and operating profit before goodwill amortization rose by 5% to £169.3 million from £161.9 million in 2001.

Trading conditions remained challenging as a result of the economic slowdown in North America and Europe, despite which the Group achieved good volume growth. Customers continued to favor outsourced solutions to service their requirements, as these often prove to be cost effective. In this context, the Group's specialist knowledge of the market, efficient operations and competitive pricing made it attractive to both existing and new customers. The Group's focus on greater efficiencies and control of operating costs enabled it to keep operating margin (sales divided by operating profit before goodwill amortization) constant at 7.6%, despite price deflation arising from an imbalance of supply and demand.

In North America Bunzl believes it is the largest distributor of supermarket supplies such as plastic and paper packaging and bags, labels and cleaning materials. This business has experienced organic growth due to increased outsourcing and the growing demand for packaging for ready to eat meals and fresh and freshly prepared food and drink. The integration of Godin and Eastern Paper, both acquired in 2001, has benefited Bunzl's ability to service national grocery chains in Canada.

The Group has further developed its food processor supplies business in the US, both organically and through the acquisitions of Koch (in 2000) and Packers (in 2001). The Group is now well placed, in management's opinion, to take advantage of the trend towards supermarkets and food service operators purchasing case-ready meats, produce, bakery and other food types by providing the specialist packaging they require.

The Group's redistribution business distributes disposable products and janitorial supplies to sub-distributors who sell to smaller outlets as well as these and other specialized products to other customers including non-food retailers, healthcare providers and airlines. It also expanded during the year, enhanced by the acquisition of Kenco, based in Seattle, in June 2002 and Saxton, based in Phoenix, in December 2002.

The Group now has 65 warehousing and distribution centers in North America serving all 50 states as well as Canada, Mexico and the Caribbean, supplying more than 60,000 different items. The Group uses Electronic Data Interchange (EDI) to communicate internally and externally with customers, particularly in the grocery trade. This system facilitates order placement, shipping and invoicing, reducing errors and delays. It provides customized order guides and a choice of distribution system. The Group has rolled out its electronic catalog in the US which enables medium sized customers to order over the internet thus expanding electronic ordering processes to a large number of customers, particularly redistributors.

The Group has an ongoing program to upgrade the facilities of its EDI systems and its electronic customer catalog to reduce operating costs and enhance the scope and quality of the service offered to customers.

In Europe, management believes the Group's specialist distribution, procurement capabilities and market knowledge are a source of competitive advantage, enabling Bunzl to provide customers with one stop solutions particularly in the UK, Ireland, Germany, Benelux and Scandinavia. This business has increased sales, despite deteriorating economic conditions particularly in mainland Europe, as a result of new contract wins, an expansion of the product range and the integration of new businesses acquired in 2001 and 2002, in particular, Lockhart, a leading supplier of catering equipment in the UK. Management believes that Bunzl's suppliers will continue to consolidate and rationalize their customer distribution operations, providing opportunities for further growth in this area.

The Group's retail supplies business has implemented full goods not for resale consolidation programs for major UK supermarkets and other non-food retailers. The Group's healthcare supply business, Shermond, performed well and added some new products to its range.

Bunzl's hotel and catering supplies business, which operates in the UK, the Netherlands, Germany, Ireland and Scandinavia, frequently in conjunction with the Group's vending supplies business, continues to serve many leading catering and hotel groups and important contracts have been won or renewed in the past year. The acquisition in 2002 of both Lockhart and McLaughlin, who are leading suppliers of catering equipment in the UK and Ireland, has added a wide range of items to the Group's product offering.

The Outsourcing Services business in Australia performed well over the year, and its position was strengthened in November 2002 by the acquisition of Lesnie's, one of the leading distributors of packaging and related consumables and equipment supplies to the food processor industry in Australasia. Lesnie's complements Bunzl's processor supplies businesses in North America and Europe and provides the Group with a base from which to develop customer and supplier relationships in New Zealand.

Bunzl's cleaning and industrial supplies business performed strongly with a number of important projects commencing during the year. In November, the Group agreed to purchase Darenas, a cleaning and hygiene supplies business with national coverage in the UK, and completed shortly thereafter. The Group is developing its business with the food processor industry building on its acquisitions in the UK, Denmark and Ireland and management believes that

Bunzl is in a good position to win further business from the larger food producers and processors, and cleaning and facilities management groups.

Bunzl Vending Services has strengthened its position as a leading independent vending operator in the UK with strong organic growth. It has won significant new contracts and serves customers in the retail and catering sectors and facilities management and financial services groups. The business has also strengthened its presence in the North East of the UK to enhance its service to customers there.

Filtrona

During the year ended December 31, 2002 the Group was reorganized so that the enlarged Filtrona now comprises the old Filtrona and the former Plastics business. Filtrona now constitutes a small number of international businesses engaged in service-oriented supply and light manufacture for niche markets, including outsourced filters, ink reservoirs and other bonded fiber products, protective caps and plugs, tear tape, security products and extruded plastics. The reorganization is providing certain cost savings as well as intangible benefits arising from bringing together skills in overlapping technologies and markets. Filtrona's sales rose by 3% from £429.2 million to £442.4 million and operating profit before goodwill amortization increased by 4%, from £52.3 million to £54.2 million, despite the continuing weakness of the manufacturing environment which primarily affected the Group's North American businesses and the adverse impact of currency translation which reduced sales and profits by 4% and 5% respectively.

Growth was particularly robust in the filter businesses in the Americas and Europe, driven in part by increasing demand for Western brands with special filters, often including charcoal, in Russia and the Far East, particularly Korea, and growth in South America. The market for low tar and other special filters continues to expand, boosted by consumer fashion, awareness and stricter legislative requirements. While it is the current practice of cigarette manufacturers to outsource the supply of many of these filters, self-manufacture of some simpler carbon filters is becoming more viable as certain types have become standard on more popular brands. Notwithstanding this, cigarette manufacturers are constantly working on more complex innovations to meet the more challenging requirements of the market and management believes Bunzl is well placed to assist them with its range of filter, fiber and plastic technologies, experience and know how.

The fibers business, based in Richmond, Virginia and in Reinbek, Germany sells reservoirs made using bonded fiber technology for products including pens and printers, medical device components and household items. The successful development of ink reservoirs for a new generation of inkjet printers and the inkjet printer aftermarket has contributed to the growth of the business this year.

The tear tape business had another good year as demand for both standard self-adhesive tear tape and tear tape with added value features grew strongly. The use of tear tape as a medium for brand promotion and security purposes through the use of multicolored text and images has become increasingly attractive to Bunzl's customers. As Bunzl makes advances in printing and application technology, the Group is able to offer customers increasingly specialized products and services. Bunzl continues to invest in this business to enhance its ability to serve international customers and to support the development of new and more sophisticated tear tape and other security products.

Although the weakness of many of its industrial and manufacturing markets continued through the second half of 2002, the caps and plugs business continued to show resilience in North America, with the European business moving ahead. This good overall performance overcame the softness of sales to the oil sector, which affected North America in particular. The business continued to grow its distribution operations, adding further product lines and strengthening its network in Europe, particularly in France and Germany.

Again, despite the continuing weakness in the manufacturing environment, the sales of the European extrusion business continued to progress satisfactorily, particularly to its export markets including the UK. The US business saw growth with its customers in the fence panel, highway control, medical and recreational sectors, particularly where it sells proprietary products. However the difficult conditions in some other markets in the US held the extrusion business back overall. A significant contract for specialized products with a new customer, a leading national manufacturer of building supplies, was won towards the year end. The business in Mexico, where there are some interesting potential projects, also grew.

2001 compared with 2000

Results

The Group's sales and operating profit in 2001 exceeded those of 2000, primarily as a result of good operating performance and underlying organic growth combined with acquisition activity. Sales of continuing operations increased by 17%, or £375.9 million, from £2,182.4 million to £2,558.3 million with businesses acquired during the year contributing £64.8 million of this increase. Sales of existing businesses rose by 14%, or £311.1 million, from £2,182.4 million to £2,493.5 million, reflecting a good operating performance and net favorable exchange rate movements partly offset by price deflation. Sales of discontinued operations were £318.2 million compared to £321.2 million in 2000. For the Group as a whole, sales increased by 15%, or £372.9 million, from £2,503.6 million to £2,876.5 million.

Operating profit of continuing operations before goodwill amortization increased by 17%, or £28.6 million, from £170.5 million to £199.1 million with businesses acquired during the year contributing £3.7 million of this increase. Operating profit before goodwill amortization of discontinued operations was £15.5 million compared to £20.2 million in 2000. For the Group as a whole operating profit before goodwill amortization increased by 13% from £190.7 million to £214.6 million. There were no exceptional items in the year compared to a net exceptional profit of £2.3 million in 2000. Including a £1.6 million higher interest charge, profit before tax was £187.7 million, 8% higher than the £173.4 million in 2000. Profit before tax, excluding the impact of the exceptional items in 2000 and goodwill amortization, increased by 13% from £178.2 million to £200.5 million. Goodwill amortization was £12.8 million in 2001 and £7.1 million in 2000.

The net interest charge increased to £14.1 million from £12.5 million as a result of higher average borrowings incurred to finance acquisitions, partly offset by lower US interest rates. Net interest cover (profit on ordinary activities before interest, divided by net interest payable) was 14 times.

Continuing operations margin (operating profit from continuing operations before goodwill amortization, divided by sales from continuing operations), was constant at 7.8% while the margin for the Group fell from 7.6% to 7.5% due to more difficult trading conditions in the Paper Distribution business area.

Currency had a net favorable impact in the year through translation primarily due to the strengthening of the US dollar against sterling. This translation effect is the major way that currency impacts the Group although there was also a small transaction effect on certain parts of the business.

The tax charge of £70.4 million represented an effective rate of 35.1% on the profit on operations (excluding exceptional items and goodwill amortization) compared to an effective rate of 35.5% in 2000. Including the impact of the exceptional items in 2000 and goodwill amortization, the overall rate was 37.5% compared with 37.3% in 2000. The effective rate was higher than the nominal UK tax rate of 30.0% principally because most of the Group's operations are in countries with higher tax rates.

Profit for the financial year increased by 8% to £116.9 million. The weighted average number of shares in issue rose to 458.6 million from 455.8 million in 2000 due to the exercise of employee share options. Earnings per share increased by 8% from 23.7p to 25.5p. However after adjusting for exceptional items in 2000 and goodwill amortization, earnings per share increased 13% from 25.1p to 28.3p. An interim dividend of 3.4p per share and a final dividend of 6.95p delivered an increase of 10% for the year, at a total cost of £48.0 million, with dividend cover (adjusted earnings per share, divided by dividends paid and proposed in the year per share) at 2.7 times.

Total assets less current liabilities increased by £201.2 million from £574.6 million to £775.8 million. This was largely accounted for by an increase in goodwill, higher cash and short term deposits and lower short term borrowings. Group return on capital employed (operating profit, divided by net operating capital employed excluding goodwill) was 37.9% compared to 38.1% in 2000.

Obligations due within one year under operating leases increased from £44.0 million at December 31, 2000 to £57.2 million at December 31, 2001. 41% of these operating leases expire in more than five years, compared to 54% in 2000. At the year end the Group was committed to, but had not provided for, capital expenditure of £1.2 million.

Despite the slowdown in the world economy, investment across the Group once again exceeded depreciation although by a lesser amount than in recent years. Facilities have been refurbished and upgraded improving both capacity and efficiency. The Group has continued to invest substantially in computer systems, focusing on improving existing systems, installing them in newly acquired companies and, in certain areas, for example Paper Distribution, introducing new systems and rolling them out across the relevant business. These improvements have enhanced the Group's systems infrastructure and e-commerce capability. Maintaining an up-to-date asset base remains a priority as it enhances the Group's market position and enables it to service its customers better thereby providing it with a source of real competitive advantage.

Discussion by Business Area

Outsourcing Services

Outsourcing Services is Bunzl's largest and most profitable business area. Good organic growth, favorable exchange rate movements and acquisitions caused sales to increase by 19% to £2,129.1 million from £1,783.1 million in 2000. Continuing tight control of operating costs also contributed to good performance and operating profit before goodwill amortization rose by 23% to £161.9 million from £131.1 million in 2000.

2001 was a year in which the Group suffered the tragic loss of a number of customers in Manhattan on September 11. The Group also experienced increasingly difficult economic conditions in North America, despite which it achieved good volume growth. Customers continued to favor outsourced solutions to service their requirements, as these often prove to be the cost effective route. In this context, the Group's specialist knowledge of the market, efficient operations and competitive pricing made it attractive to both existing and new customers.

In North America Bunzl believes it is the largest distributor of supermarket supplies such as plastic and paper packaging and bags, labels and cleaning materials. This business has experienced organic growth due to increased outsourcing and the growing need for specialized packaging for fresh and freshly prepared foods. As supermarkets expand their ranges of ready to heat and ready to eat meals, the Group has seen demand for specialized packaging for these products increase. This type of packaging needs to be attractive as well as microwave, freezer and/or oven proof.

The Group expanded its North American business in June through the acquisition of Godin, a distributor based in Quebec. This purchase extended the Group's geographic coverage of Canada, enabling it to service national customers. These include Canada's second largest grocery company, with more than 1,300 stores across the country, which awarded Bunzl a sole supply contract in the summer.

In October the Group acquired Eastern Paper, a distributor based in the Maritimes area of Canada. This business supplies supermarkets, redistributors and food processors, and is a leading distributor in the Atlantic Canada market. With this acquisition, the Group's geographic coverage of Canada is complete.

The Group has been growing its food processor supplies business in the US, both organically and through strategic acquisitions and Bunzl is now a significant participant in this field. With case-ready meats, produce, bakery and other food types gaining acceptance in the market, the Group is planning to win an increasing share of business from food processors. Koch, acquired in December 2000, is a supplier to the processor industry and has been successfully integrated into the business.

In October the Group announced the important acquisition of Packers, a food processor supplies business based in Omaha, Nebraska. Packers is a long established supplier to the beef and pork processing industries, with customers principally in the US, but with additional small branches in Canada and the UK. This purchase complements Koch well. The Group now has a strong base in the food processing segment from which to continue to grow.

The Group's redistribution business, which distributes supplies to a large number of sub-distributors who sell to outlets often with a particular geographic or end user focus, also expanded during the year. Schrier, which the Group bought in December 2000, integrated well into Bunzl and the Group also expanded into Puerto Rico. This gave the Group a new base from which to service the Group's expanding grocery, food processing and redistribution businesses in the Caribbean.

The Group had 67 warehousing and distribution centers in North America serving all 50 states as well as Canada, Mexico and the Caribbean, supplying more than 50,000 different items. The Group uses Electronic Data Interchange to communicate internally and externally with customers, particularly in the grocery trade. This system facilitates order placement, shipping and invoicing, reducing errors and delays. It provides customized order guides and a choice of distribution system.

The Group completed the national roll out of its electronic catalog in the US which enables medium sized customers to order over the internet thus expanding electronic ordering processes to a large number of customers, particularly redistributors.

In Europe, management believes the Group's outsourcing business is one of the fastest growing specialist distribution groups. A source of Bunzl's competitive strength is the Group's ability to provide a 'one-stop shop' for customers in a number of market sectors, often across Europe.

In the Group's retail supplies business, the Group expanded its customer base by purchasing the warehouse and distribution activities of BPI's carrier bag business in July. This business mainly supplies UK supermarkets and other high street retailers and has enabled the Group to build on its international sourcing capabilities. The Group also won a long term contract to supply outsourced services for all goods not for resale with a leading UK supermarket group. The Group's healthcare supply business, Shermond, had another excellent year increasing both sales and profits.

In mainland Europe Bunzl acquired the DKI Group from the Danish Grocers Federation in October. DKI supplies packaging consumables and equipment to the Danish supermarket and food processing industries. This addition to the Group's Scandinavian operations increased Bunzl's product offering and widened the Group's customer base in this market.

In the hotel and catering supplies business, the Group's Australian operation had a good year despite challenging market conditions. In the UK, the Netherlands and Germany the Group continued to build on its growing position as the logical partner for customers and suppliers, with some notable contract wins with leading caterers and hotel groups. The Group also started a new catering supplies business in Denmark, building on its growing presence there.

In the cleaning and industrial supplies business, the integration of Greenham, acquired in 2000, progressed smoothly. In October the Group further strengthened its position through the acquisition of W A Blyth, a distributor of personal protection equipment and cleaning and hygiene supplies which serves customers in Wales and South West England. This acquisition increased the Group's presence in these areas and fits well with its existing business. The Group also expanded its Irish business supplying safety products and personal protection equipment.

The Group's vending supplies business Provend was rebranded as Bunzl Vending Services, and continued to perform well. The Group won significant new business with a number of attractive customers. In October the Group opened a national call center in Colchester and during the year the Group strengthened its position in Southern England. Management believes the Group is now well established as a leading vending operator in the UK.

Filtrona

Sales of Filtrona were up 7% to £429.2 million from £399.3 million in 2000 and operating profit before goodwill amortization was down 3% to £52.3 million from £53.7 million in 2000. The environment for manufacturing was difficult in both the UK and the US for most of the year with the US economy as a whole close to recession since March. The terrorist attacks in September further depressed demand across a broad spectrum of US manufacturing industry. Sales were boosted by the inclusion for the first time of Filtrati following the acquisition in May of the outstanding 51% of its shares which Bunzl did not already own. The overall margin reduction reflects the difficult trading conditions and the inclusion of all of the sales and profits of Filtrati as a subsidiary compared to 0% of sales and 49% of profits previously included as an associate. This business, which supplies cigarette filters and ink reservoirs, was renamed Filtrona Italia.

Demand for the Group's special filters continued to grow. Many larger cigarette manufacturers typically prefer to outsource the supply of special filters and the market for low tar special filters is growing in most key cigarette markets around the world. The Russian market for carbon filters saw particularly significant growth and the Group's European sales were also boosted by the integration of the Italian business. There was continuing growth from Asia, where Western brands with special filters remained in demand.

Within the Group's fibers business, which supplies reservoirs for pens and printers, medical device components such as the wicks for pregnancy testing kits and household products, Bunzl was working jointly with a customer on a reservoir for their new generation of inkjet printers. The Group was also pursuing a range of new applications for its fibers technology, including manufacture of specialized wicks for laboratory use in DNA testing. The new plant in Richmond, Virginia gave the fibers business an upgraded facility as well as some new technology and some organizational changes in the business were made to give greater accountability by product and market.

Self-adhesive tear tape grew strongly during the year, particularly Supastrip Impact which can incorporate multicolored text or images and can be produced in various widths. This product line offers customers in competitive retail markets a number of promotional and security opportunities for their products. The added value derived when tape is used in this way makes it an attractive and growing part of the business and the Group invested in an advanced printing press in the UK to support this development. The Group also invested in new production equipment in the US, adding a coater to its finishing capability. Management believes that the Group now has the largest print and coating capacity of any supplier.

Sales of caps and plugs remained relatively buoyant as the Group moved the business further into distribution. The Group's enhanced distribution network in Europe including a new and successful outlet in Poland allowed it to broaden significantly its product offering. The Group has expanded its catalog by around 1,000 new products and has sent out over 100,000 copies. The Group continued to seek new products to add to its offering both in Europe and the US.

Despite general manufacturing weakness in Europe, the Group's Dutch extrusion business performed well, particularly selling into the UK. The Group has rebranded the extrusion business in the US as Bunzl Extrusion to help it when selling into major accounts across the country. While overall the US business operated in a difficult environment, some sectors, for example, the fence panel and highway businesses based in Washington State, continued to do well. The Group's new operation in Mexico has, in management's view, also made a successful start. During the year, Bunzl Extrusion won a major new international customer, a world leader in refrigeration and food merchandising for supermarkets and convenience stores.

LIQUIDITY AND CAPITAL RESOURCES

The primary sources of the Group's liquidity have been cash generated from operations and cash received from disposals of businesses. Some of these funds have been used to fund acquisitions, to pay interest, dividends and taxes, and to fund capital expenditure.

Cash flow

Net cash inflow from operating activities was £216.4 million, a £19.7 million reduction compared to 2001 principally due to a special pension contribution of £20.0 million. Gross capital expenditure of £33.4 million was used to refurbish and expand facilities and to upgrade and replace computer systems. Sales of fixed assets generated a cash inflow of £2.4 million resulting in a net capital expenditure of £31.0 million. An acquisition spend of £77.0 million, net disposal proceeds of £111.3 million and other related cash outflows of £0.7 million resulted in a net cash inflow of £33.6 million on acquisitions and disposals.

Shareholders' funds increased by £87.5 million from £456.5 million at the end of 2001 to £544.0 million at the end of 2002. Gearing (net debt divided by shareholders' funds) fell from 51.4% at the end of 2001 to 19.5% at the end of 2002 due to strong operating cash flow and disposal proceeds exceeding acquisition spend. Management believes that the Group's balance sheet remains strong and has adequate working capital for its needs.

Borrowings

At December 31, 2002, the Group had gross borrowings of £298.2 million, of which £139.8 million comprised a US dollar Bond of $225 million. Net of cash and liquid resources of £192.2 million, the Group's net debt at December 31, 2002 was £106.0 million, a decrease of £128.5 million from £234.5 million at the end of 2001.

The Group is funded in part by a mixture of one to seven year multi-currency committed credit facilities from 12 banks totaling £313.7 million and the US dollar Bond totaling $225 million. The facilities mature between 2003 and 2007, and the loans under these facilities are drawn for various periods, at interest rates based on US dollar LIBOR. Loans of £119.2 million were drawn under these facilities at average rates of approximately 1.6% at the end of 2002. All £119.2 million of these loans were classified for accounting purposes as repayable between two and five years. The Group's US dollar Bond issued in 2001 has three tranches of $75m, $100m and $50m bearing interest rates of 6.4%, 6.7% and 7.1% and which will become due on July 2, 2006, July 2, 2008 and July 2, 2011, respectively. The seven and ten year tranches together with $25m of the five year tranche were swapped to floating rates of interest based on three month US dollar LIBOR. Interest rate caps are in place to reduce the Group's floating rate exposure to movements in US dollar LIBOR.

Loans amounting to £1.5 million as of December 31, 2002 were secured by either fixed or floating charges on various assets of the relevant Group borrower. The credit agreements under which the banks provide these facilities contain customary terms and conditions, including various financial and operating covenants (such as maximum gearing and minimum interest cover levels and customary negative pledge and reporting covenants). The US dollar Bond also contains similar financial and operating covenants. The Group believes that it is in compliance with all such covenants and that they do not presently impose undue restrictions on its activities. In addition the Group maintains uncommitted and overdraft facilities to maintain short term flexibility.

Obligations due within one year under operating leases decreased from £57.2 million at December 31, 2001 to £34.3 million at December 31, 2002. 30% of these operating leases expire in more than five years, compared to 41% at December 31, 2001. At the year end the Group was committed to, but had not provided for, capital expenditure of £1.4 million. It is anticipated that these commitments will be fulfilled out of operating cash flow.

Other than as described above, the Group does not have any material commitments of a long term basis for either capital expenditures or payments on debt obligations.

Pensions

The Group has accounted for pensions under SSAP24 'Accounting for Pension Costs' and has included disclosure in Note 21 of the Notes to the Consolidated Financial Statements beginning on page F-21 of this Annual Report as required by the transitional rules of FRS17 'Retirement Benefits'. SSAP24 accounting has been based on the most recent formal actuarial valuations, which for the main UK and US defined benefit pension schemes were performed at April 2000 and January 2002 respectively, resulting in funding levels of 101% and 86% respectively. Due to continuing unfavorable market conditions, informal reviews were performed at October 2002 which identified lower funding levels. These were, however, still comfortably in excess of relevant minimum funding requirements that would necessitate short term funding action. Nevertheless, in addition to the regular cash contribution of £12.1 million paid into the Group's defined benefit pension schemes, the Group made a £20.0 million special contribution in December 2002, broadly representing the present value of all contribution holidays previously taken by the Group.

The FRS17 disclosure in Note 21 of the Notes to the Consolidated Financial Statements beginning on page F-21 of this Annual Report shows a deficit net of deferred tax of £43.7 million which has increased from £17.5 million in 2001 due to poor equity returns and falling bond yields. The Group has reviewed its pension arrangements including benefits and contribution rates. The defined benefit schemes have now been closed to new members and new employees will in future be invited to participate in defined contribution schemes. The profit and loss impact of contributions to the Group's pension schemes in 2002 was at a similar level to that in 2001 and is expected to remain at around that level in 2003.

Contractual obligations

The following table summarizes Bunzl's principal contractual obligations at December 31, 2002.

		Payments due by period		
	Total	Less than 1 year	1-5 years	After 5 years
	£m	£m	£m	£m
Long-term debt	298.2	36.4	168.4	93.4
Finance lease obligations	0.3	0.2	0.1	–
Operating leases	185.5	34.3	70.8	80.4
Capital expenditure	1.4	1.4	–	–

Further information relating to the Group's long term debt is set out in Item 5. "Operating and Financial Review and Prospects — Liquidity and Capital Resources – Borrowings" on page 29 of this Annual Report. Operating leases principally relate to land and buildings. The Group's future operating cash flow is expected to be sufficient to meet these contractual obligations.

Treasury policies and controls

Bunzl has a centralized treasury department to control external borrowings and manage interest rate and foreign currency risks. Treasury policies are approved by the Board of Directors and cover the nature of the exposure to be hedged, the types of financial instruments that may be employed and the criteria for investing and borrowing cash. The Group uses derivatives only to manage its foreign currency and interest rate risks arising from underlying business activities. No transactions of a speculative nature are undertaken. The department is subject to periodic independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the executive directors. Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence and suitable credit rating. The Group continually monitors the credit ratings of its counterparties and credit exposure to each counterparty.

Interest rate risk

The Group's strategy is to ensure with a reasonable amount of certainty that the overall Group interest charge is protected against material adverse movements in interest rates. Interest rate caps are in place to reduce the Group's floating rate exposure to movements in US dollar LIBOR.

Foreign currency risk

The majority of the Group's net assets are in currencies other than sterling. The Group's policy is to limit the translation exposure and resulting impact on shareholders' funds by borrowing in those currencies in which the Group has significant non-sterling net assets and by using forward foreign exchange contracts. As the majority of non-sterling net assets are in US dollars, borrowings are primarily in US dollars. The Group does not hedge the translation effect of foreign currency movements on the profit and loss account.

The majority of the Group's transactions are carried out in the functional currency of the Group's operations and so transaction exposures are limited. However where they do occur the Group's policy is to hedge exposures as soon as they are committed using forward foreign exchange contracts.

RESEARCH AND DEVELOPMENT

It is the Group's policy to commit sufficient funds to enable it to keep abreast of all relevant product, process, market and system developments in the fields in which it operates.

In 2000, 2001 and 2002 the Group spent £3.8 million, £3.7 million, and £4.7 million, respectively, on its research and development activities.

TREND INFORMATION

The combination of good volume growth, strong positions in the markets in which the Group operates and a continuing pipeline of potential acquisitions within the Group's areas of focus means that management currently believes that the underlying prospects of the Group are good and that, at constant exchange rates, the Group will continue to develop the business satisfactorily.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The business of the Company is managed by the Board of directors, comprising executive and non-executive directors. The directors and executive officers of the Company as of February 24, 2003 are as follows:

Name	Position	Age
A.J. Habgood	Chairman	56
A.P. Dyer	Deputy Chairman - Non-executive Director	70
D.M. Williams	Finance Director	57
P.G. Lorenzini	Managing Director, Outsourcing Services	63
L.C. McQuade	Non-executive Director	75
S.G. Williams	Non-executive Director	55
P. Heiden	Non-executive Director	46
J.F. Harris	Non-executive Director	54
C.A. Banks	Non-executive Director	62

A.J. Habgood was appointed as Chairman in 1996, having joined the Company as Chief Executive in 1991. He was formerly a director of The Boston Consulting Group and Chief Executive of Tootal Group PLC. He is a non-executive director of Schroder Ventures International Investment Trust plc.

A.P. Dyer has been Deputy Chairman since 1996 having been Chairman from 1993. He joined The BOC Group plc in 1989 and subsequently became Chief Executive and Deputy Chairman until his retirement in 1996.

D.M. Williams is Finance Director having joined the Group in 1991 in that role. He was previously with Tootal Group PLC where he held a number of financial and operating roles including Group Finance Director. He is a non-executive director of George Wimpey PLC where he chairs the Audit Committee.

P.G. Lorenzini is Managing Director, Outsourcing Services having joined Bunzl in 1983 with the acquisition of PCI Mac-Pak. He was appointed President of Bunzl Distribution USA in 1986 and joined the Board in 1999 with continuing responsibility for the Group's largest and most successful business.

L.C. McQuade was appointed as a non-executive director in 1991 and is retiring in May 2003. He was formerly Vice Chairman of Prudential Mutual Fund Management Inc. He is a non-executive director of Oxford Analytica Inc, Quixote Corporation, Solar Lighting Inc., Laredo National Bancorp and a founding partner of River Capital International LLC.

S.G. Williams was appointed as a non-executive director in 1994. After training as a lawyer and a period with Slaughter and May, he joined the legal department at Imperial Chemical Industries plc. In 1986 he joined Unilever as Joint Secretary and was appointed General Counsel in 1993.

P. Heiden has been a non-executive director since 1998. Previously with Hanson plc, he joined Rolls-Royce plc in 1992, becoming a director responsible for their Industrial Businesses in 1997 and Finance Director in 1999. In January 2003 he was appointed Chief Executive of FKI plc.

J.F. Harris was appointed a non-executive director in 2000 and is senior independent director and Chairman of the Audit Committee. Appointed Finance Director of Unichem Plc in 1986 and Chief Executive in 1992, he became Chief Executive of the enlarged Alliance Unichem Plc in 1997 and Chairman in 2001. He is a non-executive director of Anzag AG.

C.A. Banks was appointed a non-executive director in June 2002 and is Chairman of the Remuneration Committee. Previously Chief Executive of Ferguson Enterprises, the largest North American subsidiary of Wolseley plc, he joined the Board of Wolseley in 1992 and was appointed Group Chief Executive in 2001.

COMPENSATION

Reference is made to pages A-1 to A-7 of this Annual Report, which contain Annex A thereto, the Directors' Remuneration Report.

BOARD PRACTICES

The Board

The Board has established the following committees.

The Remuneration Committee

The membership of the Remuneration Committee comprises all of the non-executive directors with the exception of L.C. McQuade. The Chairman of the Committee is C.A. Banks. The terms of reference of the Committee, as approved by the Board, embody the purpose of the Committee as ensuring that the Company's executive directors and senior executives are fairly rewarded for their individual contributions to the Group's overall performance having due regard to the interests of the shareholders and to the financial and commercial health of the Group. Members of the Committee do not have any personal financial interest (other than as shareholders) in matters decided by the Committee, nor do they have any potential conflict of interest arising from cross-directorships or day to day involvement in running the Group's business. The Committee meets at least three times a year and at other times as may be required. While the Chairman of the Company, A.J. Habgood, is not a member of the Committee, he normally attends meetings except when the Committee is considering matters concerning himself. The primary purpose of the remuneration policy is to help ensure the recruitment, retention and motivation of the executive directors by providing fair reward for the responsibilities they undertake and the performance they achieve on behalf of shareholders. The Committee also oversees the administration of the Company's share incentive schemes for employees. The Board itself determines the remuneration of the non-executive directors.

The Audit Committee

The membership of the Audit Committee comprises all of the non-executive directors, with the exception of L.C. McQuade, and is chaired by J.F. Harris. The Committee considers reports from the Group's internal and external auditors. The reports from the internal audit function cover specific matters arising during the year in addition to matters which are the subject of regular review. The Committee also regularly reviews the resourcing of the internal audit function and its program of investigations. The Committee reviews the half year and annual financial statements before formal submission to the Board for approval. The Committee is also responsible for reviewing the appointment of the external auditors and the broad scope of the annual audit. The Committee meets at least twice a year and at such other times as may be required. While the Finance Director, D.M. Williams, is not a member of the Committee, he normally attends meetings although the Committee has the authority to discuss matters with the external auditors without executive Board members present.

The Nominations Committee

The Nominations Committee meets as and when required and recommends candidates for both executive and non-executive positions on the Board for the consideration of the Board as a whole. A.P. Dyer, A.J. Habgood and S.G. Williams are members of the Committee which is chaired by A.P. Dyer.

Directors' Service Contracts

A.J. Habgood and D.M. Williams each have service contracts which provide for one year's notice from the Company and six months' notice from themselves. There are no provisions for predetermined compensation in excess of one year's remuneration and benefits in kind. P.G. Lorenzini has a fixed term service contract which runs to December 31, 2003. The non-executive directors are paid an annual fee for their services plus a daily fee for attending meetings of the Board and Board Committees. In addition, where relevant, they are paid a fee for chairing the Remuneration and Audit Committees. The non-executive directors do not have service contracts, are not eligible for pension scheme benefits and do not participate in any of the Group's bonus or share incentive plans. For details of directors' compensation, see Annex A to this Annual Report, the Directors' Remuneration Report, on pages A-1 to A-7.

EMPLOYEES

As of December 31, 2002, the Group had 11,849 employees (2001: 12,549, 2000: 11,938), of whom 4,545 were located in North America and 4,619 in the UK. An insignificant number of the Group's employees are represented by trade unions. The Group has not experienced any significant strikes or work stoppages in recent years and considers its employee relations to be good.

The employment policies of the Group have been developed to meet the needs of its different business areas and the locations in which they operate worldwide, embodying the principles of equal opportunity. The Group has a statement of business standards with which it expects its employees to comply. Bunzl encourages involvement of employees in the performance of the business in which they are employed and aims to achieve a sense of shared commitment.

SHARE OWNERSHIP

The following table sets forth, as of December 31, 2002, the total amount of ordinary shares owned by the directors, and the percentage of the ordinary shares of the Company represented by such ordinary shares outstanding as of such date.

Title of class	Identity of person or group	Amount owned	Percentage of class
Ordinary shares	A.J. Habgood	218,730	0.05%
Ordinary shares	A.P Dyer	47,774	0.01%
Ordinary shares	L.C. McQuade	29,195	0.01%
Ordinary shares	D.M. Williams	100,542	0.02%
Ordinary shares	S.G. Williams	5,707	0.00%
Ordinary shares	P. Heiden	–	0.00%
Ordinary shares	P.G. Lorenzini	893,858*	0.19%
Ordinary shares	J.F. Harris	3,103	0.00%
Ordinary shares	C.A. Banks	5,000	0.00%
		1,303,909	0.28%

* Includes 13,973 ordinary shares in the form of 2,794.6 ADRs acquired pursuant to the US Stock Purchase Plan (see page 35 of this Annual Report).

Share Option Schemes and Plans

The Company operates the following share plans for the benefit of its employees relating to the purchase of securities from the Company or its subsidiaries.

The Bunzl plc Sharesave Scheme (1991) (the "Sharesave Scheme")

The Sharesave Scheme, approved by shareholders at the 1991 Annual General Meeting, is approved by the UK Inland Revenue and was open to all UK employees, including the UK based executive directors, who had completed at least one year of continuous service. No further options will be granted under the Sharesave Scheme which expired in May 2001. It is linked to a contract for monthly savings of up to £250 per month over a period of either three or five years. Under the Sharesave Scheme options were granted to participating employees at a discount of up to 20% to the market price prevailing on the day immediately preceding the date of invitation to apply for the option. Options are normally exercisable either three or five years after they have been granted.

As of February 28, 2003, under the Sharesave Scheme there were options outstanding to purchase 1,806,689 ordinary shares, at exercise prices ranging from 167 pence to 365 pence, exercisable at various dates until April 30, 2006.

The Bunzl plc Sharesave Scheme (2001) (the "2001 Sharesave Scheme")

The 2001 Sharesave Scheme was approved by shareholders at the 2001 Annual General Meeting and has replaced the Sharesave Scheme. The 2001 Sharesave Scheme is also approved by the UK Inland Revenue. It operates on a similar basis to the Sharesave Scheme as summarized above. As at February 28, 2003 under the 2001 Sharesave Scheme there were options outstanding to purchase 1,159,932 ordinary shares, at exercise prices ranging from 356 pence to 389 pence, exercisable at various dates from November 1, 2004 until October 31, 2007.

The Bunzl plc International Sharesave Plan (the "International Sharesave Plan")

The International Sharesave Plan was introduced following the approval of the 2001 Sharesave Scheme by shareholders. It operates on a similar basis to the 2001 Sharesave Scheme save that it is linked to a contract for monthly savings of up to €400 per month over a period of three years and options are granted to participating employees at a discount of up to 20% to the market price prevailing five days before the date of invitation to apply for the option. As at February 28, 2003, there were 111,896 options outstanding at an exercise price of 389 pence under the International Sharesave Plan to employees in the Netherlands and Germany, which are normally exercisable on May 1, 2005.

The Executive Share Option Scheme (No.2) (the "No.2 Scheme")

The No.2 Scheme, approved by shareholders at an Extraordinary General Meeting in 1984, is approved by the UK Inland Revenue. No further options will be granted under the No.2 Scheme, which expired in 1994. The options granted under the No.2 Scheme are normally capable of being exercised on or after the third anniversary of the date of grant of the relevant option. As permitted by the amendments to the rules of the No.2 Scheme approved by shareholders at the 1992 Annual General Meeting, some of the options are also capable of being exercised at a price of 85% of the full exercise price stated on or after the fifth anniversary of the date of grant of the relevant option provided that, during any five consecutive financial years since the option was granted, the increase in the adjusted earnings per share of the Company is equal to or greater than the increase in the Retail Prices Index over that period, plus 10%.

As of February 28, 2003, under the No.2 Scheme there were options outstanding to purchase 291,248 ordinary shares, at exercise prices ranging from 126 pence to 169 pence, exercisable until September 5, 2004.

The 1994 Executive Share Option Scheme (the "1994 Scheme")

The 1994 Scheme replaced the No.2 Scheme and was approved by shareholders at the 1994 Annual General Meeting. The 1994 Scheme is consistent with principles expressed at that time in guidelines by bodies representing institutional investors.   In particular a Company performance condition, determined by the Remuneration Committee, has to be satisfied before options may normally be exercised. Options granted to date under the 1994 Scheme may normally only be exercised if, during any three consecutive financial years since the option was granted, the increase in the adjusted earnings per share of the Company is equal to or greater than the increase in the Retail Prices Index over that period, plus 6%. This condition has been satisfied in respect of options granted prior to 2001 under the 1994 Scheme.

On August 31, 1999 Bunzl filed a Registration Statement with the US Securities and Exchange Commission on Form S-8 to register 14 million ordinary shares of 25 pence each, for issuance pursuant to the 1994 Scheme and such indeterminate number of additional shares which may be offered and issued to prevent dilution resulting from stock splits, stock dividends or similar transactions pursuant to the 1994 Scheme.

As of February 28, 2003 under the 1994 Scheme there were options outstanding to purchase 14,640,251 ordinary shares, including market purchased shares as well as new shares to be allotted, at exercise prices ranging from 212 pence to 482 pence, exercisable until February 24, 2013.

For details of options held by the executive directors and officers of the Company, see Annex A to this Annual Report, the Directors' Remuneration Report, on pages A-1 to A-7.

The US Employee Stock Purchase Plan (2000) (the "US Stock Purchase Plan")

Effective January 1, 2000 the Company adopted the US Stock Purchase Plan for eligible employees of its US subsidiaries under which participating employees make contributions through payroll deductions to their respective employee option accounts ("Option Accounts"). At the end of every calendar month, a custodian appointed by the Remuneration Committee withdraws funds contributed to the participant's Option Account to purchase ADRs in the open market on the participant's behalf. Under the US Stock Purchase Plan, participants receive a 15% discount on the fair market value of the ADRs on the purchase date. The discount participants receive may be increased at the discretion of the Remuneration Committee, but in no event shall exceed the greater of 15% of the fair market value of the ADRs on the purchase date and 15% of the fair market value of the ADRs on the first business day of the relevant calendar month. Under the US Stock Purchase Plan, participants are limited to stock purchases which (taken together with all other stock options held by the participant under any other stock purchase plan of the Company) in the aggregate do not exceed $25,000 worth of ADRs for each calendar year. The US Stock Purchase Plan is intended to satisfy the requirements of Section 423 of the Internal Revenue Code of 1986, as amended. As of February 28, 2003, 118,122 ADRs had been purchased under the US Stock Purchase Plan.

On December 27, 1999 Bunzl plc filed a Registration Statement on Form S-8 registering 3.5 million ADRs in connection with the Qualified US Stock Purchase Plan and a non-qualified US stock purchase plan for eligible employees of Bunzl Northeast, L.P., which the Company adopted effective January 1, 2000 and ended effective December 31, 2001. Prior to its termination, 3,114 of ADRs were purchased at a discount of 20% to fair market value on the applicable purchase dates under the non-qualified US stock purchase plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as the Company is aware, it is neither directly or indirectly owned nor controlled by any corporation or by any foreign government.

The Company has been informed that as of December 31, 2002 Deutsche Bank AG had a beneficial interest of 50,559,854 ordinary shares, representing 10.8% of the outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission and includes voting or investment power with respect to the securities. This percentage has changed from 11.2% as of December 31, 2001 and 14.3% as of December 31, 2000.

Under the Companies Act 1985, holders of voting securities of a listed UK company must notify the Company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 3% (beneficial) and 10% (non-beneficial) and every one percent movement in the number of shares held which have voting rights. The following table sets forth, as of February 28, 2003 the number of ordinary shares held by holders of more than 3% and their percentage ownership which have been notified to the Company in accordance with the provisions noted above.

	%
Deutsche Bank AG	10.99
Scottish Widows Investment Partnership Ltd	3.99
Prudential plc	3.36
Legal & General Investment Management Ltd	3.11
Barclays PLC	3.05

None of the Company's major shareholders have different voting rights.

As of February 28, 2003, 466,912 ordinary shares were held by 23 shareholders with registered addresses in the US. These figures do not include either the number of ordinary shares held by shareholders with registered addresses outside the US in which US residents have an interest or the number of any such US residents. As of the same date, 1,272,375 ordinary shares were being traded in the form of ADSs by 5 holders of record of ADSs.

The Company does not know of any arrangements which might result in a change of its control.

RELATED PARTY TRANSACTIONS

There are no material transactions between the Company and any related party. There are no loans outstanding from the Company to any related party.

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are set forth under Item 17. "Financial Statements".

Legal Proceedings

The Company and its subsidiaries are defendants in a number of legal proceedings incidental to their operations. While any litigation has an element of uncertainty, the Company does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material adverse effect upon the Group's financial condition or results of operations.

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the Consolidated Financial Statements included herein.

ITEM 9.   LISTING DETAILS

MARKET PRICE INFORMATION

The Company's share capital consists of one class of ordinary shares. The trading market for the ordinary shares is the London Stock Exchange Limited (the "London Stock Exchange") in London, England. The ADSs, each representing five ordinary shares of the Company, have been listed on the New York Stock Exchange, Inc. (the "NYSE") since October 29, 1998. The Bank of New York is the Company's depositary (the "Depositary") issuing ADRs evidencing the ADSs.

The following table sets forth, for the periods indicated, the highest and lowest middle market quotations for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and high and low closing prices of the ADSs on the NYSE.

	London Stock Exchange		NYSE	
	High	Low	High	Low
	(pence per ordinary share)		(US$ per ADR)	
Annual High and Low Market Prices				
1998	343	199	23.50	19.75
1999	361	219	28.50	18.50
2000	438	278	31.00	22.13
2001	488	408	35.35	29.90
2002	547	368	39.80	29.35
Quarterly High and Low Market Prices				
2001				
First quarter	484	415	35.35	31.00
Second quarter	486	408	34.00	29.90
Third quarter	488	423	34.00	31.00
Fourth quarter	473	410	33.00	30.25

	London Stock Exchange		NYSE	
	High	Low	High	Low
	(pence per ordinary share)		(US$ per ADR)	
2002				
First quarter	530	405	37.15	29.35
Second quarter...	547	474	39.80	35.85
Third quarter..	520	405	39.25	32.33
Fourth quarter..	479	368	37.65	30.69
Monthly High and Low Market Prices				
2002				
September...	461	405	36.42	32.33
October...	472	420	37.35	33.50
November...	479	426	37.65	33.90
December	434	368	34.80	30.69
2003				
January	399	345	33.14	29.04
February	385	351	30.77	28.98

Fluctuations between the pound sterling and the US dollar will affect the dollar equivalent of the price of the ordinary shares on the London Stock Exchange and the price of the ADSs on the NYSE. On February 28, 2003 the Noon Buying Rate was $1.57 to £1.00.

For detail of deposit and transfer arrangements for the shares and ADSs see Item 10. "Additional Information – Material Contracts".

ITEM 10.   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

A summary of certain provisions of the Company's Memorandum and Articles of Association is incorporated by reference to Item 10. "Additional Information – Memorandum and Articles of Association" in the Company's Form 20-F previously filed on June 27, 2002. The summary does not purport to be complete and is qualified in its entirety by reference to the Company's Memorandum and Articles of Association, copies of which have been incorporated by reference as Exhibit 1 hereto.

MATERIAL CONTRACTS

See Item 12. "Description of Securities other than Equity Securities".

EXCHANGE CONTROLS

There are currently no UK foreign exchange control restrictions on remittances of dividends on the ordinary shares or the ADSs or on the conduct of the Group's operations. There are no limitations under English law or the Memorandum and Articles prohibiting persons who are neither residents nor nationals of the UK from freely holding, voting and transferring shares in the same manner as UK residents or nationals.

TAXATION

The following discussion is a summary of material UK tax and US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs by a US Holder (as defined below). This summary is not a complete analysis or description of all the possible tax consequences of such purchase, ownership or disposal. It deals only with ordinary shares or ADSs held as capital assets by US Holders and does not address the tax consequences applicable to all categories of US Holders, some of which may be subject to special rules, such as:

- certain financial institutions;

- insurance companies;

- dealers in securities or foreign currencies;

- US Holders holding ordinary shares or ADSs as part of a hedge, straddle or conversion transaction;

- US Holders whose functional currency is not the US dollar;

- US Holders liable for the alternative minimum tax;

- partnerships or other entities classified as partnerships for US federal income tax purposes;

- tax exempt organizations; or

- a US holder that owns or one deemed to own 10% or more of any class of stock of the Company.

This summary is based in part on representations of the Depositary and assumes that each obligation in the Deposit Agreement, or any related document, will be performed in accordance with its terms. The US Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

This summary is intended as a general guide only and is based on UK legislation and Inland Revenue practice and laws and practices of the US currently in force (including the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), judicial decisions and final, temporary and proposed Treasury Regulations), as well as the US-UK double taxation convention relating to income and gains (the "Income Tax Convention") and to estate and gift taxes (the "Estate and Gift Tax Convention"), changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. Holders should note that the US and the UK signed a new version of the Income Tax Convention on July 24, 2001 (the "New Income Tax Convention") which was approved by the UK Parliament on November 20, 2002 and by the US Senate on March 13, 2003. The New Income Tax Convention will not enter into force until the US and UK have exchanged ratification instruments. As of March 18, 2003 such instruments have not been exchanged. When the New Income Tax Convention is effective, the tax treatment of dividends paid to US Holders will change. **Holders of ordinary shares or ADRs are advised to consult their own tax advisors with respect to the tax consequences of the purchase, ownership or disposal of their ordinary shares or ADSs, including specifically the consequences under state and local tax laws**.

For US federal income tax purposes and for the purposes of the Income Tax Convention and the Estate and Gift Tax Convention, US Holders of ADSs will generally be treated as the owners of the underlying ordinary shares.

As used herein, the term "US Holder" means a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes:

- a citizen or resident of the US;

- a corporation created or organized in or under the laws of the US or of any political subdivision thereof; or

- an estate or trust the income of which is subject to US federal income taxation regardless of its source.

In general, US Holders will be treated as the holder of the underlying shares represented by those ADSs for US Federal income tax purposes. Accordingly, no gain or loss will be recognized if US Holders exchange ADSs for the underlying shares represented by those ADSs.

The US Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

UK and US Taxation of Distributions

The Company is not obliged to make any deduction for or on account of UK tax from dividends paid or other distributions made by the Company to shareholders.

For UK income tax purposes, an individual shareholder resident in the UK for tax purposes who receives a dividend paid by the Company will be treated as having received in respect of the dividend taxable income equal to the sum of the dividend paid to him/her and the tax credit attaching to the dividend. The tax credit will be equal to one ninth of the dividend paid (the "Tax Credit Amount"). The tax credit will be sufficient to satisfy his/her lower or basic rate income tax liability in respect of the dividend but further tax at a higher rate may be payable depending on his/her personal circumstances. There will be no payment of the tax credit or any part of it to an individual whose liability to UK income tax on the dividend and the related tax credit is less than the tax credit. After taking into account the effect of the UK withholding tax, an "Eligible US Holder" (as defined below) is either unable to obtain payment in respect of tax credits or the amount payable is less than 1% of the dividends to which the tax credits relate.

If and when the New Income Tax Convention is effective, US Holders will no longer be entitled to a payment in respect of any UK tax credit received, nor will such dividends be subject to UK withholding tax.

For US federal income tax purposes, distributions paid with respect to ordinary shares or ADSs (other than certain distributions of capital stock of the Company or rights to subscribe for shares of capital stock of the Company) will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under US federal income tax principles). Until the New Income Tax Convention is effective, the amount of this dividend will include the Tax Credit Amount associated with the dividend. Such dividends will not be eligible for the "dividends received deduction" generally allowed to corporations under the Code. To the extent that a distribution exceeds the Company's current and accumulated earnings and profits, it will be treated as a non taxable return of capital to the extent of the US Holder's tax basis in the ordinary shares or ADSs, and thereafter as capital gain. The amount of the distribution will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date such distribution is received (which for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or the US Holder in fact converts any pounds sterling received into US dollars at that time. Any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as ordinary income or loss, as the case may be, of the US Holder and will be US source. Dividends generally will constitute foreign source "passive" or "financial services" income for US foreign tax credit purposes.

Subject to certain restrictions and limitations, an Eligible US Holder (as defined below) who complies with the applicable filing requirements may elect to claim a foreign tax credit against its US federal income tax liability for any UK withholding tax. If an Eligible US Holder elects to claim such a foreign tax credit, the dividend income will, until the New Income Tax Convention is effective, include the Tax Credit Amount associated with the dividend.

An "Eligible US Holder" means a US Holder who is a beneficial owner of an ordinary share or an ADS and of the cash dividend paid with respect thereto who is a US resident individual or a corporation resident in the US for the purposes of any UK-US income tax convention. A holder of ordinary shares or ADSs will not be an Eligible US Holder if (i) in the case of a corporation, the holder is also resident in the UK for UK tax purposes, (ii) the holder holds the ordinary shares or ADSs in a manner that is effectively connected with a permanent establishment in the UK, through which such holder carries on business, or with a fixed base in the UK, from which such holder performs independent personal services, (iii) in certain circumstances, the holder is exempt from US federal income tax on dividend income in the US, or (iv) in certain circumstances, the holder holds 10% or more of the ordinary shares of the Company. In addition, a US corporation will not be an Eligible US Holder if (i) it is a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company, or (ii) in certain circumstances, it is an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly, by persons who are not individuals resident in, and are not nationals of, the US.

UK Taxation of Capital Gains

Holders of ADSs or ordinary shares who are US resident individuals or US corporations, and who are not resident or ordinarily resident in the UK for UK tax purposes, will not normally be subject to UK taxation on capital gains realized on the disposal of their ordinary shares or ADSs, unless the ordinary shares or ADSs are, or have been, used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency, at the time of the disposal.

US Taxation of Capital Gains

Under US federal income tax laws, gain or loss realized by a US Holder on (i) the sale or exchange of ordinary shares or ADSs or (ii) the Depositary's sale or exchange of ordinary shares received as distributions on the ADSs will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US Holder's tax basis in the ordinary shares or ADSs and the amount realized on the disposition. Gain or loss, if any, will be US source. US Holders should consult their tax advisors regarding the US federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and losses, the deductibility of which is subject to limitations.

UK Inheritance Tax

Provided that any gift or estate tax due in the US is paid, the Estate and Gift Tax Convention generally relieves from UK inheritance tax (being a tax charge, broadly, on the value of an individual's estate at his/her death and upon certain transfers of value (e.g. gifts) made by an individual during his/her lifetime (generally within seven years of death)) the transfer of ordinary shares or of ADSs where the shareholder or holder of the ordinary shares or ADSs making the transfer is domiciled, for the purposes of the Estate and Gift Tax Convention, in the US and not a national of the UK, for the purposes of the Estate and Gift Tax Convention. This will not apply if the ordinary shares or ADSs are part of the business property of an individual's permanent establishment of an enterprise in the UK or pertain to the fixed base in the UK of a person providing independent personal services. In the unusual case where ordinary shares or ADSs are subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Estate and Gift Tax Convention.

UK Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No stamp duty will be payable on an instrument transferring an ADS or on a written agreement to transfer an ADS, provided that the instrument or written agreement of transfer remains at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. No SDRT will be payable in respect of an agreement to transfer an ADS (whether made in or outside the UK). Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the market value of the ordinary shares, where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts, or to a nominee for such a person.

A transfer of, or an agreement to transfer, for value the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration. A transfer of ordinary shares from a nominee to its beneficial owner (including the transfer of underlying ordinary shares from the Depositary or its nominee to an ADS holder) under which no beneficial interest passes is subject to stamp duty at the fixed rate of £5 per instrument of transfer.

US Backup Withholding and Information Reporting

Payments of dividends and sales proceeds may be subject to information reporting requirements of the Code. Under US federal income tax laws, such dividends and sales proceeds may also be subject to backup withholding unless the US Holder (i) is a corporation or comes within certain exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number on a properly completed Form W-9, or a substitute form, and certifies that no loss of exemption from backup withholding has occurred and that such holder is a US person. Any amount withheld under these rules will be creditable against the US Holder's federal income tax liability. A US Holder who does not provide a correct taxpayer identification number may be subject to certain penalties.


DOCUMENTS ON DISPLAY


The documents concerning Bunzl which are referred to herein may be inspected at the US Securities and Exchange Commission. You may read and copy any document filed or furnished by us at the SEC's public reference rooms in Washington D.C., New York and Chicago, Illinois. Please call the SEC at +1-800-SEC-0330 (+1-800-732-0330) for further information on the reference rooms. Documents filed or furnished made by us via EDGAR are available at the SEC's website, http://www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Bunzl has a centralized treasury department to control external borrowings and manage the interest rate and foreign currency risks. Treasury policies are approved by the Board of Directors and cover the nature of the exposure to be hedged, the types of financial instruments that may be employed and the criteria for investing and borrowing cash. The department is subject to periodic independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the executive directors. The Group's principal market risks which arise from Bunzl's sources of finance and operations relate to interest rate and foreign currency risks. Following assessment of these risks, Bunzl enters into derivative and non-derivative instruments as appropriate to manage these exposures. No transactions of a speculative nature are entered into by the Group.

Interest Rate Risk

The Group's principal exposure to interest rate risk relates to changes in US dollar and sterling interest rates. The Group's gross borrowings are mainly (89% at December 31, 2002) denominated in US dollars of which the majority (88% at December 31, 2002) are based on a floating US dollar interest rate (LIBOR) with the balance having a fixed interest rate of 6.4%. The Group manages its interest rate risk by reference to its forecast net borrowings. During the year an average of 82% of forecast net debt was protected from adverse movements in interest rates with fixed rate debt and interest rate caps for an average period of 19 months. The Group's current asset investments are mainly (90% at December 31, 2002) fixed term deposits denominated in sterling. The amount and nature of interest rate instruments utilized by the Group is determined by management upon an analysis of the composition of the Group's assets and liabilities and related interest rate characteristics, as well as prevailing market conditions and expectations.

Foreign Currency Risk

The Group publishes its financial statements in sterling but conducts its business in many foreign currencies. The majority of Bunzl's assets, liabilities, revenues and expenses are denominated in US dollars and other non-sterling currencies. For example, approximately 70% of Bunzl's sales and approximately 80% of operating profit before goodwill amortization for 2002 were denominated in US dollars and other non-sterling currencies. As a result the Group is subject to foreign currency exchange rate risk due to exchange rate movements which will affect the translation of the Group's results and net assets. The Group continually assesses foreign currency risks and monitors the foreign exchange markets. The Group's policy is to limit the translation exposure and resulting impact on shareholders' funds by borrowing in those currencies in which the Group has significant non-sterling net assets and by using foreign exchange forward contracts. The Group does not hedge the translation effect on the profit and loss account. The majority of the Group's transactions are carried out in the functional currency (sterling) of the Group's operations and so transaction exposures are of limited significance. The Group's operating profit is affected by the movement in sterling due to translation exposure. For example, the impact on the Group's operating profit before goodwill amortization of a 1% movement of sterling against the US dollar would be approximately £1 million.

The Group uses derivative financial instruments, such as foreign exchange forward contracts, to manage foreign currency risk arising from its underlying business activities.

Credit Risk

A number of major international financial institutions are counterparties to the financial instruments entered into by the Group. Credit risk arises from the possibility that these counterparties may default on their obligations. The amount of credit risk associated with derivatives is normally measured by the positive market value, or replacement cost, of any given instrument. Bunzl has no reason to expect non-performance by any of the counterparties to its contracts involving financial instruments. Counterparties are approved by Bunzl according to various criteria, including geographic presence and suitable credit rating.

Quantitative Disclosure of Market Risk

The analysis below summarizes the sensitivity of the fair value of the Group's financial instruments to selected changes in market rates and prices. Fair values represent the present value of future cash flows based on market rates and prices at the valuation date of December 31, 2002.

Foreign Currency Risk

The sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from those as at December 31, 2002 with all other variables held constant. The plus 10% case assumes a strengthening of sterling and the minus (10)% case a weakening of sterling against all other currencies.

	Fair value as at December 31		Fair value as at December 31, 2002 assuming an exchange rate movement of	
	2002	**2001**	**plus 10%**	**minus (10)%**
	£m	**£m**	**£m**	**£m**
Foreign exchange forward contracts	(0.2)	1.2	9.8	(11.4)

Interest Rate Risk

The Group's US dollar Bond issued in 2001 has three tranches of $75m, $100m and $50m bearing interest rates of 6.4%, 6.7% and 7.1% and which will become due on July 2, 2006, July 2, 2008 and July 2, 2011 respectively. The seven and ten year tranches together with $25m of the five year tranche were swapped to floating rates of interest based on three month US LIBOR. The impact on the Group's operating profit before goodwill amortization of a 1% movement in interest rates would be approximately £1.5 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The ADSs, each representing five ordinary shares of the Company, have been listed on the NYSE since October 29, 1998. ADRs evidencing ADSs are issuable by The Bank of New York, as depositary, pursuant to the Deposit Agreement dated as of October 29, 1998 among the Company, the Depositary and the registered holders and holders from time to time of the ADRs. The Deposit Agreement and the form of ADR are exhibits to this Annual Report, having been incorporated by reference to Exhibit A of the Company's Registration Statement on Form F-6 (File No. 333-9536) filed with the US Securities and Exchange Commission on October 20, 1998. Additional copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary currently located at 101 Barclay Street, New York, NY 10286, and the principal office in London of the agent of the Depositary at 1 Canada Square, London E14 5AL. The Depositary's principal executive office is located at One Wall Street, New York, NY 10286.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

The Chairman and the Finance Director, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of a date (the "Evaluation Date") within 90 days of the filing date of this Annual Report, have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls.

There were no significant changes in the Company's internal controls or, to the knowledge of the Chairman or Finance Director, in other factors that could significantly affect the Company's internal controls subsequent to the Evaluation Date.

PART III

ITEM 17. FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-33 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

1. Memorandum and Articles of Association of the Company. (Incorporated by reference to the Company's Form 20-F previously filed on June 21, 2001.)

2.1 Form of Deposit Agreement dated as of October 29, 1998 among the Company, The Bank of New York and the holders from time to time of the American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit A of the Company's Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)

2.2 Form of American Depositary Receipt attached as Exhibit A to the Form of Deposit Agreement.   (Incorporated by reference to Exhibit A of the Company's Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)

3. Service Agreement as of January 16, 1996 between the Company and A.J. Habgood. (Incorporated by reference to the Company's Form 20-F previously filed on June 21, 2001.)

4. Service Agreement as of January 16, 1996 between the Company and D.M. Williams. (Incorporated by reference to the Company's Form 20-F previously filed on June 21, 2001.)

5. Service Agreement as of February 25, 2002 between Bunzl USA Holdings Corporation and P.G. Lorenzini. (Incorporated by reference to the Company's Form 20-F previously filed on June 27, 2002.)

23. Consent of KPMG Audit Plc to the incorporation by reference of their report dated February 24, 2003 under Item 3 of Part II of the Company's Registration Statement on Form S-8 previously filed on December 27, 1999.

Independent Auditors' Report to the Shareholders and Board of Bunzl plc

We have audited the accompanying Consolidated Balance Sheet of Bunzl plc and subsidiaries (the "Group") as at December 31, 2002 and 2001 and the related Consolidated Profit and Loss Account, Consolidated Statement of Total Recognized Gains and Losses, Consolidated Reconciliation of Movements in Shareholders' Funds and Consolidated Cash Flow Statement for each of the years in the three year period ended December 31, 2002 presented on pages F-2 to F-33. These Consolidated Financial Statements are the responsibility of the directors of Bunzl plc. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002 in conformity with generally accepted accounting principles in the United Kingdom.

As more fully described in the Accounting Policies "Change of accounting policy" note on page F-6 of the Consolidated Financial Statements, the Group has adopted Financial Reporting Standard 19 'Deferred Tax' in the year ended December 31, 2002. Consequently, the Group's Consolidated Financial Statements as at December 31, 2001 and for each of the years in the two year period ended December 31, 2001 have been restated.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected net income for the three years ended December 31, 2002 and shareholders' equity as at December 31, 2002 and 2001, to the extent summarized in Note 28 to the Consolidated Financial Statements. As discussed in Note 28 to the Consolidated Financial Statements, effective January 1, 2002, the Group fully adopted the provisions of Statement of Financial Accounting Standard 142 'Goodwill and Other Intangible Assets'.

KPMG Audit Plc

Chartered Accountants
Registered Auditor
London   February 24, 2003

Consolidated Profit and Loss Account

	Notes	for the year ended December 31		
		2002	2001*	2000*
		£m	£m	£m
Sales				
Existing businesses		2,625.0	2,558.3	2,182.4
Acquisitions †		48.6		
Continuing operations..		2,673.6	2,558.3	2,182.4
Discontinued operations...		161.7	318.2	321.2
Total sales	1	2,835.3	2,876.5	2,503.6
Operating profit				
Existing businesses		189.1	186.9	164.0
Acquisitions †		2.7		
Continuing operations..		191.8	186.9	164.0
Discontinued operations...		7.5	14.9	19.6
Total operating profit	1,2	199.3	201.8	183.6
Profit on sale of discontinued operations	26	2.5	–	7.1
Loss on disposal of fixed assets		–	–	(4.8)
Profit on ordinary activities before interest...............		201.8	201.8	185.9
Net interest payable..	3	(5.8)	(14.1)	(12.5)
Profit on ordinary activities before taxation..............		196.0	187.7	173.4
Profit before taxation, goodwill amortization and exceptional items		209.6	200.5	178.2
Taxation on profit on ordinary activities........................	4	(70.3)	(70.4)	(64.7)
Profit on ordinary activities after taxation		125.7	117.3	108.7
Profit attributable to minorities		(0.5)	(0.4)	(0.6)
Profit for the financial year.......................................		125.2	116.9	108.1
Dividends paid and proposed	5	(52.3)	(48.0)	(43.0)
Retained profit for the financial year........................	18	72.9	68.9	65.1
Basic earnings per share..	6	27.1p	25.5p	23.7p
Adjusted earnings per share	6	30.0p	28.3p	25.1p
Diluted earnings per share	6	26.9p	25.2p	23.5p
Dividends per share	5	11.2p	10.35p	9.4p

*   Restated on adoption of FRS19 'Deferred Tax'.

†   Acquisitions relate to acquisitions made in 2002.

The Accounting Policies and Notes on pages F-6 to F-33 form part of these Consolidated Financial Statements.

Consolidated Balance Sheet

| | Notes | at December 31 | |
| | | 2002 | 2001* |
		£m	£m
Fixed assets			
Intangible assets – goodwill	7	289.5	258.8
Tangible fixed assets	8	199.6	226.0
Investments	9	34.3	29.6
		523.4	514.4
Current assets			
Stocks	10	217.5	241.7
Debtors: amounts receivable within one year	11	357.5	439.0
Debtors: amounts receivable after more than one year	11	46.7	15.0
Investments	12	140.7	30.2
Cash at bank and in hand	24	51.5	49.8
		813.9	775.7
Current liabilities			
Creditors: amounts falling due within one year	13	(471.4)	(514.3)
Net current assets		342.5	261.4
Total assets less current liabilities		865.9	775.8
Creditors: amounts falling due after more than one year	14	(265.3)	(255.1)
Provisions for liabilities and charges	16	(54.3)	(62.1)
Net assets		546.3	458.6
Capital and reserves			
Called up share capital	17	116.8	116.0
Share premium account	18	77.3	67.3
Revaluation reserve	18	1.5	1.6
Profit and loss account	18	348.4	271.6
Shareholders' funds: equity interests		544.0	456.5
Minority equity interests		2.3	2.1
		546.3	458.6

---

* Restated on adoption of FRS19 'Deferred Tax'.

The Accounting Policies and Notes on pages F-6 to F-33 form part of these Consolidated Financial Statements.

Consolidated Cash Flow Statement

	Notes	for the year ended December 31		
		2002	**2001**	**2000**
		£m	**£m**	**£m**
Net cash inflow from operating activities..................................	23	216.4	236.1	176.5
Returns on investments and servicing of finance				
Interest received		5.2	1.1	2.2
Interest paid...		(11.6)	(12.9)	(12.5)
Dividends paid to minority shareholders		(0.1)	(0.3)	(0.3)
Other cash flows		(2.5)	(1.8)	(2.6)
Net cash outflow for returns on investments and servicing of finance..		(9.0)	(13.9)	(13.2)
Tax paid		(64.3)	(54.9)	(50.8)
Capital expenditure				
Purchase of tangible fixed assets...		(33.4)	(39.5)	(49.3)
Disposal of tangible fixed assets		2.4	1.8	3.1
Net cash outflow for capital expenditure		(31.0)	(37.7)	(46.2)
Acquisitions and disposals				
Purchase of businesses	25	(77.0)	(79.8)	(170.9)
Disposal of businesses	26	111.3	1.2	11.5
Other acquisition and disposal cash flows		(0.7)	(0.9)	(2.5)
Net cash inflow/(outflow) for acquisitions and disposals		33.6	(79.5)	(161.9)
Equity dividends paid		(48.0)	(43.0)	(38.0)
Net cash inflow/(outflow) before use of liquid resources and financing		97.7	7.1	(133.6)
Net cash outflow from management of liquid resources.........		(128.7)	(6.4)	(3.1)
Financing				
(Decrease)/increase in short term loans		(37.0)	(110.7)	139.2
Increase/(decrease) in long term loans..		37.4	123.4	(4.4)
(Decrease)/increase in finance leases..		(0.3)	0.1	(0.3)
Shares issued for cash		7.9	7.1	6.7
Net cash inflow from financing...		8.0	19.9	141.2
(Decrease)/increase in cash in the financial year......................		(23.0)	20.6	4.5
Reconciliation of net cash flow to movement in net debt				
(Decrease)/increase in cash...		(23.0)	20.6	4.5
Decrease/(increase) in debt due within one year.........................		37.0	110.7	(139.2)
(Increase)/decrease in debt due after one year		(37.4)	(123.4)	4.4
Increase in current asset investments		128.7	6.4	3.1
Exchange and other movements..		23.2	(8.4)	(13.2)
Movement in net debt in the year..	24	128.5	5.9	(140.4)
Opening net debt..	24	(234.5)	(240.4)	(100.0)
Closing net debt	24	(106.0)	(234.5)	(240.4)

The Accounting Policies and Notes on pages F-6 to F-33 form part of these Consolidated Financial Statements.

Consolidated Statement of Total Recognized Gains and Losses

	for the year ended December 31		
	2002	2001*	2000*
	£m	£m	£m
Profit for the financial year	125.2	116.9	108.1
Currency translation differences on foreign currency net investments	(12.7)	(5.4)	(2.3)
Total recognized gains and losses for the year	112.5	111.5	105.8
Prior year adjustment	(10.0)	–	–
Total recognized gains and losses since last directors' report and accounts	102.5	111.5	105.8

Consolidated Reconciliation of Movements in Shareholders' Funds

	for the year ended December 31		
	2002	2001*	2000*
	£m	£m	£m
Opening shareholders' funds as previously reported	466.5	395.1	325.6
Prior year adjustment	(10.0)	(9.2)	(9.5)
Opening shareholders' funds restated	456.5	385.9	316.1
Profit for the financial year	125.2	116.9	108.1
Dividends paid and proposed	(52.3)	(48.0)	(43.0)
Transfer of goodwill on disposals	19.4	–	0.2
Issue of share capital	7.9	7.1	6.7
Currency translation movement	(12.7)	(5.4)	(2.2)
Closing shareholders' funds	544.0	456.5	385.9

* Restated on adoption of FRS19 'Deferred Tax'.

The Accounting Policies and Notes on pages F-6 to F-33 form part of these Consolidated Financial Statements.

Accounting Policies

a.   Basis of preparation

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets and have been prepared in accordance with applicable UK accounting standards. The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's Consolidated Financial Statements, except as noted in paragraph c below.

b.   Basis of consolidation

The Consolidated Financial Statements incorporate the assets and liabilities of the Company and its subsidiary undertakings at December 31, 2002 and their results for the periods during 2002 in which they were part of the Group. The acquisition method of accounting has been adopted.

c.   Change of accounting policy

On January 1, 2002 the Group adopted FRS19 'Deferred Tax' which requires full provision to be made for deferred taxation arising from the different treatment of certain items for accounting and taxation purposes. Deferred taxation is not recognized on the unremitted earnings of overseas subsidiary undertakings where there is no commitment to remit these earnings and deferred taxation assets are recognized to the extent that they are regarded as more likely than not to be recovered. Deferred taxation is not discounted. As a result of adopting FRS19, deferred taxation liabilities at December 31, 2001 have been increased by £10.0m. Accordingly, the opening consolidated profit and loss reserve at January 1, 2002 has been reduced by £10.0m (2001: £9.2m, 2000: £9.5m) to £271.6m (2001: £212.5m, 2000: £152.5m). Furthermore taxation on profit before goodwill amortization and exceptional items has been increased by £0.1m (2001: £0.8m, 2000: £(0.2)m).

d.   Goodwill

Goodwill arising on acquisitions made after December 31, 1997 is capitalized and is amortized through the profit and loss account over its estimated useful life, a period of up to 20 years, on a straight line basis. Goodwill arising on acquisitions made prior to January 1, 1998 remains eliminated against reserves. In determining the profit or loss on disposal of a business, any goodwill on acquisition, net of goodwill eliminated through the profit and loss account as a result of any impairment in value or by amortization, is transferred to the profit and loss reserve through the profit and loss account.

e.   Foreign currencies

The results of overseas subsidiary undertakings have been translated into pounds sterling at average exchange rates. Assets and liabilities denominated in foreign currencies have been translated at year end exchange rates, except where a forward foreign exchange contract has been arranged when the contracted rate is used.

Exchange differences on the retranslation of opening net worth in overseas subsidiary undertakings, net of related foreign currency borrowings and foreign currency hedging contracts together with differences arising from the use of average and year end exchange rates, have been taken to reserves. Other exchange differences are taken to the profit and loss account.

Forward foreign exchange contracts hedging transaction exposures are revalued at year end exchange rates with net unrealized gains and losses being taken to the profit and loss reserve.

f.   Tangible fixed assets

Until December 31, 1999 land and buildings were revalued periodically. As permitted under FRS15, the valuations of land and buildings have not been and will not be updated. All other assets are included at historical cost, less accumulated depreciation. The profit or loss on sale of tangible fixed assets is calculated by reference to the carrying values of the assets. The carrying values of tangible fixed assets are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

g.   Depreciation

Tangible fixed assets are depreciated over their estimated remaining useful lives at the following annual rates applied to book value less estimated residual value:

Buildings	2% or life of lease if shorter
Plant and machinery	10 – 20%
Fixtures, fittings and equipment	10 – 25%

Depreciation is not provided on freehold land.

h.   Leases

Where the Group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Future installments payable under finance leases, net of finance charges, are included in creditors with the corresponding asset value treated as a tangible fixed asset and depreciated over the shorter of the estimated useful life and the term of the lease. All other leases are treated as operating leases and the rentals are charged to the profit and loss account on a straight line basis.

i.   Sales

Sales are net sales invoiced to third parties for services provided and goods sold, excluding inter company transactions and sales taxes.

j.   Stocks

Stocks are valued at the lower of cost (on a first in, first out basis) and net realizable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labor and overheads.

k.   Pension benefits

The Group operates both defined benefit and defined contribution pension schemes throughout the world. The funds of the principal schemes are administered by trustees, are held independently from the Group and are not included in the Consolidated Financial Statements. Pension costs are charged to the profit and loss account on a systematic basis over the expected remaining service lives of participating employees. Differences between the amounts charged and the contributions are treated as assets or liabilities. Independent actuarial valuations of defined benefit schemes are made approximately every three years. Contributions paid to defined contribution schemes are charged to the profit and loss account in the period in which they arise. During 2002 the Group continued to adopt the transitional disclosure requirements of FRS17 'Retirement Benefits' which will be fully adopted in the 2003 Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. Segmental analysis

	Sales			Operating profit			Net operating assets	
	2002	2001	2000	2002	2001	2000	2002	2001
Continuing operations	£m	£m	£m	£m	£m	£m	£m	£m
Outsourcing Services	2,231.2	2,129.1	1,783.1	169.3	161.9	131.1	248.5	258.5
Filtrona..	442.4	429.2	399.3	54.2	52.3	53.7	200.8	224.2
Goodwill†				(15.8)	(12.2)	(6.5)	289.5	249.5
Corporate activities				(15.9)	(15.1)	(14.3)	32.4	(2.5)
	2,673.6	2,558.3	2,182.4	191.8	186.9	164.0	771.2	729.7
Discontinued operations	161.7	318.2	321.2	7.8	15.5	20.2	–	95.8
Goodwill				(0.3)	(0.6)	(0.6)	–	9.3
	2,835.3	2,876.5	2,503.6	199.3	201.8	183.6	771.2	834.8
Geographical origin								
Europe..	970.8	1,018.1	832.5	65.7	61.9	55.6	186.0	281.8
North America	1,754.9	1,756.0	1,560.8	150.9	155.2	136.4	223.9	254.5
Rest of the world...........................	109.6	102.4	110.3	14.7	12.6	13.0	39.4	42.2
Goodwill††				(16.1)	(12.8)	(7.1)	289.5	258.8
Corporate activities				(15.9)	(15.1)	(14.3)	32.4	(2.5)
	2,835.3	2,876.5	2,503.6	199.3	201.8	183.6	771.2	834.8
Geographical market supplied								
Europe..	957.9	1,009.6	821.1					
North America	1,748.6	1,753.4	1,557.2					
Rest of the world...........................	128.8	113.5	125.3					
	2,835.3	2,876.5	2,503.6					

Reconciliation to consolidated balance sheet	2002	2001*
	£m	£m
Net operating assets	771.2	834.8
Interest bearing cash, debt and investments	(102.0)	(258.6)
Dividends and corporate taxes (Notes 11 and 13)...	(88.5)	(77.8)
Provisions for deferred taxation and discontinued operations (Note 16)	(34.4)	(39.8)
Net assets..	546.3	458.6

---

* Restated on adoption of FRS19 'Deferred Tax'.

† Goodwill amortization comprised Outsourcing Services £12.8m (2001: £9.6m, 2000: £4.9m) and Filtrona £3.0m (2001: £2.6m, 2000: £1.6m). Unamortized goodwill at December 31, 2002 comprised Outsourcing Services £250.7m (2001: £207.7m, 2000: £159.1m) and Filtrona £38.8m (2001: £41.8m, 2000: £34.6m).

†† By geographical origin goodwill amortization comprised Europe £10.1m (2001: £8.3m, 2000: £5.5m) and North America £6.0m (2001: £4.5m, 2000: £1.6m). Unamortized goodwill at December 31, 2002 comprised Europe £189.0m (2001: £154.3m, 2000: £138.3m), North America £96.5m (2001: £104.5m, 2000: £65.3m), and rest of the world £4.0m (2001: £nil, 2000: £nil).

Notes to the Consolidated Financial Statements (continued)

2. Net operating charges

	Existing businesses 2002	Acquisitions 2002	Discontinued operations 2002	Total 2002
	£m	£m	£m	£m
Changes in stock of finished goods and work-in-progress.....	4.6	(10.4)	26.4	20.6
Raw materials and consumables	1,864.2	37.0	100.4	2,001.6
Employee costs	307.4	5.9	13.3	326.6
Depreciation and other amounts written off tangible and intangible fixed assets	46.9	1.4	1.2	49.5
Other operating charges	212.8	12.0	12.9	237.7
Net operating charges..	2,435.9	45.9	154.2	2,636.0
Profit on ordinary activities is stated after charging:				
Auditors' remuneration for statutory audit............................	1.4	0.1	0.1	1.6
Depreciation and other amounts written off tangible and intangible fixed assets:				
owned and leased	32.4	0.1	0.9	33.4
amortization of goodwill	14.5	1.3	0.3	16.1
Hire of plant and machinery – rentals payable under operating leases...	14.8	–	2.0	16.8

	Existing businesses 2001	Discontinued operations 2001	Total 2001
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	(18.1)	(1.0)	(19.1)
Raw materials and consumables	1,839.4	251.9	2,091.3
Employee costs	300.8	25.8	326.6
Depreciation and other amounts written off tangible and intangible fixed assets...	43.9	1.8	45.7
Other operating charges	205.4	24.8	230.2
Net operating charges...	2,371.4	303.3	2,674.7
Profit on ordinary activities is stated after charging:			
Auditors' remuneration for statutory audit	1.3	0.2	1.5
Depreciation and other amounts written off tangible and intangible fixed assets:			
owned and leased	31.7	1.2	32.9
amortization of goodwill...	12.2	0.6	12.8
Hire of plant and machinery – rentals payable under operating leases........	13.8	3.8	17.6

Notes to the Consolidated Financial Statements (continued)

2. Net operating charges (continued)

	Existing businesses 2000	Discontinued operations 2000	Total 2000
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	(36.8)	(1.6)	(38.4)
Raw materials and consumables	1,585.3	246.7	1,832.0
Employee costs	259.2	28.6	287.8
Depreciation and other amounts written off tangible and intangible fixed assets	32.9	1.9	34.8
Other operating charges	177.8	26.0	203.8
Net operating charges	2,018.4	301.6	2,320.0
Profit on ordinary activities is stated after charging:			
Auditors' remuneration for statutory audit	1.2	0.2	1.4
Depreciation and other amounts written off tangible and intangible fixed assets:			
owned and leased	26.4	1.3	27.7
amortization of goodwill	6.5	0.6	7.1
Hire of plant and machinery – rentals payable under operating leases	11.2	3.6	14.8

Fees for non-audit work performed by the Company's auditors were £1.1m (2001: £1.9m, 2000: £1.0m) for the Company and its UK subsidiary undertakings and £0.8m (2001: £0.5m, 2000: £0.6m) for its non-UK subsidiary undertakings. All of the fees for non-audit work related to tax compliance and advice, due diligence and other duties carried out in respect of acquisitions and disposals of businesses. The Company believes that, given their detailed knowledge of the Group's operations, its structure and accounting policies and the importance of carrying out detailed due diligence as part of the acquisition process, it is appropriate for this additional work to be carried out by the Company's auditors rather than another firm of accountants.

3. Net interest payable

	2002	2001	2000
	£m	£m	£m
Interest receivable			
Bank deposits and unlisted investments	4.5	1.4	2.3
Total interest receivable	4.5	1.4	2.3
Interest payable			
Bank loans and overdrafts	(4.5)	(11.8)	(14.8)
Other loans	(5.8)	(3.7)	–
Total interest payable	(10.3)	(15.5)	(14.8)
Net interest payable	(5.8)	(14.1)	(12.5)

Notes to the Consolidated Financial Statements (continued)

4. Taxation on profit on ordinary activities

	2002	2001*	2000*
	£m	£m	£m
UK corporation tax			
current year	18.3	112.1	7.1
prior years	(0.2)	(0.9)	(0.4)
double tax relief	(6.5)	(102.1)	(0.5)
Total UK corporation tax at 30.0% (2001: 30.0%, 2000: 30.0%)	11.6	9.1	6.2
Overseas taxes			
current year	57.6	54.0	51.3
prior years	(1.0)	0.5	(0.6)
Total overseas taxes	56.6	54.5	50.7
Deferred taxation transfers			
origination and reversal of timing differences	2.4	7.5	7.7
Total taxation for year	70.6	71.1	64.6
(Debited)/credited to other reserves	(0.3)	(0.7)	0.1
Taxation on profit on ordinary activities	70.3	70.4	64.7

* Restated on adoption of FRS19 'Deferred Tax'.

Factors affecting taxation charge for the year

The taxation assessed for the year is higher than the standard rate of corporation tax in the UK of 30.0%. The differences are as follows:

	2002	2001	2000
	£m	£m	£m
Profit on ordinary activities before taxation	196.0	187.7	173.4
Taxation charge at UK corporation tax rate of 30.0% (2001: 30.0%, 2000: 30.0%)	58.8	56.3	52.0
Effects of:			
permanent differences (primarily goodwill amortization)	3.1	1.8	(0.6)
capital allowances for period in excess of depreciation	(1.3)	(2.5)	1.2
other timing differences	(4.4)	(2.1)	(4.8)
utilization of tax losses	(0.3)	(1.2)	(0.1)
higher tax rates on overseas earnings	12.5	10.8	10.9
adjustments to taxation charge in respect of previous periods	(1.2)	(0.4)	(1.0)
other items	0.7	0.2	(0.6)
Current taxation charge for the year	67.9	62.9	57.0

5. Dividends paid and proposed

	Per share			Total		
	2002	2001	2000	2002	2001	2000
				£m	£m	£m
Interim dividend paid	3.65p	3.4p	3.05p	17.0	15.6	14.0
Proposed final dividend payable	7.55p	6.95p	6.35p	35.3	32.4	29.0
	11.2p	10.35p	9.4p	52.3	48.0	43.0

Notes to the Consolidated Financial Statements (continued)

6. Earnings per share

	2002	2001*	2000*
	£m	£m	£m
Profit for the financial year	125.2	116.9	108.1
Adjustments†	13.4	12.8	6.3
Adjusted profit for the financial year	138.6	129.7	114.4
Basic weighted average ordinary shares in issue (million)	461.4	458.6	455.8
Dilutive effect of share incentive schemes (million)	3.9	5.2	4.2
Diluted weighted average ordinary shares (million)	465.3	463.8	460.0
Basic earnings per share	27.1p	25.5p	23.7p
Adjusted earnings per share	30.0p	28.3p	25.1p
Diluted earnings per share	26.9p	25.2p	23.5p

---

*   Restated on adoption of FRS19 'Deferred Tax'.

†   Adjustments comprise goodwill amortization of £16.1m (2001: £12.8m, 2000: £7.1m), profit on sale of discontinued operations, net of taxation, of £(2.7)m (2001: £nil, 2000: £(5.6)m) and loss on disposal of fixed assets of £nil (2001: £nil, 2000: £4.8m).

Adjusted earnings per share is provided to reflect the underlying performance of the Group.

7. Intangible assets - goodwill

	2002
Cost	**£m**
Beginning of year	282.9
Additions	65.0
Divestments	(11.5)
Currency translation movement	(10.0)
End of year	326.4
Amortization	
Beginning of year	24.1
Divestments	(2.5)
Charge in year	16.1
Currency translation movement	(0.8)
End of year	36.9
Net book value at December 31, 2002	289.5

	2001
Cost	**£m**
Beginning of year	215.0
Additions	69.4
Divestments	(1.5)
End of year	282.9
Amortization	
Beginning of year	11.4
Charge in year	12.8
Currency translation movement	(0.1)
End of year	24.1
Net book value at December 31, 2001	258.8

Notes to the Consolidated Financial Statements (continued)

8. Tangible fixed assets

	Land and buildings 2002	Plant and machinery 2002	Fixtures, fittings and equipment 2002	Total 2002
	£m	£m	£m	£m
Cost or valuation				
Beginning of year	84.2	256.2	87.6	428.0
Acquisitions	0.8	1.4	0.7	2.9
Divestments	(6.2)	(4.4)	(9.4)	(20.0)
Additions	5.3	20.1	8.0	33.4
Disposals	(1.3)	(7.2)	(3.8)	(12.3)
Currency translation movement	(4.3)	(21.3)	(2.8)	(28.4)
End of year	78.5	244.8	80.3	403.6
Depreciation				
Beginning of year	15.3	140.4	46.3	202.0
Divestments	(1.5)	(3.0)	(4.3)	(8.8)
Charge in year	3.1	20.6	9.7	33.4
Disposals	(0.3)	(5.6)	(3.8)	(9.7)
Currency translation movement	(0.7)	(10.5)	(1.7)	(12.9)
End of year	15.9	141.9	46.2	204.0
Net book value at December 31, 2002	62.6	102.9	34.1	199.6

	Land and buildings 2001	Plant and machinery 2001	Fixtures, fittings and equipment 2001	Total 2001
	£m	£m	£m	£m
Cost or valuation				
Beginning of year	77.4	237.9	79.3	394.6
Acquisitions	2.4	2.0	0.7	5.1
Transfers	1.2	1.2	0.1	2.5
Additions	5.0	23.3	11.2	39.5
Disposals	(1.4)	(4.5)	(3.3)	(9.2)
Currency translation movement	(0.4)	(3.7)	(0.4)	(4.5)
End of year	84.2	256.2	87.6	428.0
Depreciation				
Beginning of year	12.8	126.2	40.4	179.4
Charge in year	3.1	20.6	9.2	32.9
Disposals	(0.6)	(4.0)	(3.1)	(7.7)
Currency translation movement	–	(2.4)	(0.2)	(2.6)
End of year	15.3	140.4	46.3	202.0
Net book value at December 31, 2001	68.9	115.8	41.3	226.0

The net book value of tangible fixed assets includes assets held under finance leases and hire purchase contracts totaling £0.5m (2001: £0.6m). Accumulated depreciation of these assets amounts to £0.7m (2001: £1.2m).

8. Tangible fixed assets (continued)

	Land	Freehold buildings	Long leasehold	Short leasehold	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m	£m	£m	£m
The net book value of tangible fixed assets at December 31, 2002 comprised:							
At cost	1.4	44.5	6.3	8.1	244.8	80.3	385.4
At valuation	8.8	6.8	2.6	–	–	–	18.2
Cost or valuation	10.2	51.3	8.9	8.1	244.8	80.3	403.6
Depreciation		(8.7)	(3.3)	(3.9)	(141.9)	(46.2)	(204.0)
Net book value at December 31, 2002	10.2	42.6	5.6	4.2	102.9	34.1	199.6

	Land	Freehold buildings	Long leasehold	Short leasehold	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m	£m	£m	£m
The net book value of tangible fixed assets at December 31, 2001 comprised:							
At cost	2.8	47.9	7.8	7.4	256.2	87.6	409.7
At valuation	8.9	6.8	2.6	–	–	–	18.3
Cost or valuation	11.7	54.7	10.4	7.4	256.2	87.6	428.0
Depreciation		(8.2)	(3.5)	(3.6)	(140.4)	(46.3)	(202.0)
Net book value at December 31, 2001	11.7	46.5	6.9	3.8	115.8	41.3	226.0

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
The historical cost and the related depreciation of the tangible fixed assets at December 31, 2002 are:				
Historical cost	77.0	244.8	80.3	402.1
Depreciation	(15.9)	(141.9)	(46.2)	(204.0)
Net book value at December 31, 2002	61.1	102.9	34.1	198.1

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
The historical cost and the related depreciation of the tangible fixed assets at December 31, 2001 are:				
Historical cost	82.6	256.2	87.6	426.4
Depreciation	(15.3)	(140.4)	(46.3)	(202.0)
Net book value at December 31, 2001	67.3	115.8	41.3	224.4

Future capital expenditure at December 31, 2002 consisted of commitments not provided for of £1.4m (2001: £1.2m).

Notes to the Consolidated Financial Statements (continued)

9. Investments held as fixed assets

	Own shares 2002	Unlisted 2002	Total 2002
	£m	£m	£m
Beginning of year at cost	13.2	16.4	29.6
Additions...	6.0	0.2	6.2
Currency translation movement	–	(1.5)	(1.5)
End of year at cost...	19.2	15.1	34.3

	Own shares 2001	Unlisted 2001	Total 2001
	£m	£m	£m
Beginning of year at cost	8.4	19.4	27.8
Additions...	4.8	2.0	6.8
Transfer to subsidiary		(5.0)	(5.0)
End of year at cost...	13.2	16.4	29.6

Own shares are ordinary shares of the Company held by the Group in an employee benefit trust. The principal purpose of this trust is to hold shares in the Company for subsequent transfer to certain senior employees and executive directors under the Long Term Incentive Plan, the Deferred Annual Share Bonus Scheme and to satisfy options granted under the 1994 Executive Share Option Scheme in respect of market purchased shares. Full details of such Plan and Schemes are set out in the Directors' Remuneration Report on pages A-1 to A-7 of this Annual Report.

The assets, liabilities and expenditure of the trust have been incorporated in the Group's Consolidated Financial Statements. At December 31, 2002 the trust held 5,454,213 (2001: 4,376,743) shares, upon which dividends have been waived, with an aggregate nominal value of £1.4m (2001: £1.1m) and market value of £20.7m (2001: £19.3m).

10. Stocks

	2002	2001
	£m	£m
Raw materials and consumables	17.5	21.1
Work-in-progress	2.7	3.3
Finished goods and goods for resale	197.3	217.3
	217.5	241.7

Notes to the Consolidated Financial Statements (continued)

11. Debtors

	2002	2001
	£m	**£m**
Amounts receivable within one year		
Trade debtors	286.6	376.4
Other debtors	43.5	32.8
Prepayments and accrued income	23.4	26.3
Corporate taxes	4.0	3.5
	357.5	439.0
Amounts receivable after more than one year		
Pension fund prepayment	36.3	11.9
Other debtors	10.4	3.1
	46.7	15.0
	404.2	454.0

12. Investments held as current assets

	2002	2001
	£m	**£m**
Short term deposits repayable on demand	3.2	20.7
Liquid resources	137.5	9.5
	140.7	30.2

13. Creditors

	2002	2001
	£m	**£m**
Amounts falling due within one year		
Loans	0.7	38.5
Overdrafts	35.5	25.7
Obligations under finance leases	0.2	0.4
Trade creditors	227.3	253.9
Dividends proposed	52.3	48.0
Corporate taxes	40.2	33.3
Other taxation and social security contributions	5.7	7.4
Other creditors	24.1	25.6
Accruals and deferred income	85.4	81.5
	471.4	514.3

14. Creditors

	2002	2001
	£m	**£m**
Amounts falling due after more than one year		
Loans	261.7	249.7
Obligations under finance leases	0.1	0.2
Accruals and deferred income	3.5	5.2
	265.3	255.1

Notes to the Consolidated Financial Statements (continued)

15. Financial instruments

Short term debtors and creditors are excluded from the following disclosures, as permitted by FRS13 'Derivatives and Other Financial Instruments: Disclosures'.

Interest rate risk profile of financial assets and liabilities

The Group's financial assets consist of cash at bank and in hand, short term cash deposits, liquid resources at floating rates of interest and other unlisted investments. Financial assets at December 31, 2002 were £207.3m (2001: £96.4m) of which 71% (2001: 31%) were denominated in sterling, 19% (2001: 48%) were denominated in US dollars and 6% (2001: 11%) were denominated in euros.

The majority of the Group's financial liabilities are at floating rates of interest set with reference to LIBOR for periods ranging from one day to three months. During the year an average of 82% (2001: 59%) of forecast net debt was protected from adverse movements in interest rates with fixed rate debt and interest rate caps for an average period of 19 months (2001: 20 months).

After taking into account interest rate swaps, the interest rate and currency profile of the Group's financial liabilities at December 31 was:

	Floating rate 2002	Fixed rate 2002	Total 2002	Floating rate 2001	Fixed rate 2001	Total 2001
	£m	£m	£m	£m	£m	£m
Sterling	25.1	–	25.1	18.5	–	18.5
US dollar	235.5	31.1	266.6	254.4	34.2	288.6
Other	6.5	–	6.5	7.4	–	7.4
	267.1	31.1	298.2	280.3	34.2	314.5

Fixed rate financial liabilities have an interest rate of 6.4% (2001: 6.4%) and a period of 42 months (2001: 54 months) until maturity.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities at December 31 were:

	Book value 2002	Fair value 2002	Book value 2001	Fair value 2001
	£m	£m	£m	£m
Primary financial instruments issued to finance the Group's operations:				
US dollar Bond	(139.8)	(160.2)	(154.1)	(161.3)
Derivative financial instruments held to manage the interest rate profile:				
Interest rate derivatives	–	16.7	–	5.6

Fair values have been calculated by discounting cash flows at the prevailing interest rates. Fair values of other financial assets and liabilities are not significantly different to book values.

Notes to the Consolidated Financial Statements (continued)

15. Financial instruments (continued)

Maturity of financial liabilities

The maturity of financial liabilities at December 31, was:

	2002	2001
	£m	**£m**
Within one year	36.4	64.6
After one year but within two years	15.5	61.8
After two years but within five years	152.9	85.2
After five years	93.4	102.9
	298.2	314.5

At December 31, 2002 loans amounting to £1.5m (2001: £0.6m) were secured by either fixed or floating charges on various assets of the relevant companies.

The Group's available undrawn committed facilities at December 31 were:

	2002	2001
	£m	**£m**
Expiring within one year	121.1	103.4
Expiring after one year but within two years	0.5	22.6
Expiring after two years	72.9	93.1
	194.5	219.1

16. Provisions for liabilities and charges

	2002	2001*
	£m	**£m**
Pensions	1.0	0.9
Discontinued operations	1.8	2.1
Deferred taxation (Note 19)	32.6	37.7
Other	18.9	21.4
	54.3	62.1

	Pensions	Discontinued operations	Deferred* taxation	Other	Total
	£m	**£m**	**£m**	**£m**	**£m**
Movements					
At January 1, 2002	0.9	2.1	37.7	21.4	62.1
Charge	0.1	0.8	2.4	–	3.3
Acquisitions and disposals	–	–	(1.5)	2.9	1.4
Utilized	–	(0.9)	–	(5.0)	(5.9)
Transfer to current taxation			(3.5)		(3.5)
Currency translation movement	–	(0.2)	(2.5)	(0.4)	(3.1)
At December 31, 2002	1.0	1.8	32.6	18.9	54.3

---

*   Restated on adoption of FRS19 'Deferred Tax'.

Notes to the Consolidated Financial Statements (continued)

16. Provisions for liabilities and charges (continued)

	Pensions	Discontinued operations	Deferred* taxation	Other	Total
	£m	£m	£m	£m	£m
Movements					
At January 1, 2001	0.8	5.1	32.3	21.8	60.0
Charge	0.1	–	7.5	1.4	9.0
Acquisitions	–	–	(1.9)	4.7	2.8
Utilized	–	(3.1)	–	(6.5)	(9.6)
Currency translation movement	–	0.1	(0.2)	–	(0.1)
At December 31, 2001	0.9	2.1	37.7	21.4	62.1

*   Restated on adoption of FRS19 'Deferred Tax'.

Other provisions relate primarily to vacant properties, workers' compensation claims, legal claims and environmental clean up costs.

17. Share capital

	2002	2001
	£m	£m
Authorized: 680 million (2001: 680 million) ordinary shares of 25p each	170.0	170.0
Issued and fully paid ordinary shares of 25p each..	116.8	116.0
Number of ordinary shares in issue		
Beginning of year..	463,882,138	460,657,486
Issued during year following option exercises	3,142,754	3,224,652
End of year	467,024,892	463,882,138

Details of share options granted and exercised during the year and those outstanding at December 31, 2002, in each case in respect of options over new issue shares, under the Company's Sharesave Scheme (1991), Sharesave Scheme (2001), International Sharesave Plan, Executive Share Option Scheme (No.2) and 1994 Executive Share Option Scheme are set out in the following table:

	2002 Grants		2002 Exercises		Options outstanding at 12.31.02	
	Number	Price (p)	Number	Price (p)	Number	Price (p)
Sharesave Scheme (1991)			1,208,056	141-365	1,812,511	167-365
Sharesave Scheme (2001).	1,080,059	356-389	47,165	361-389	1,254,346	356-389
International Sharesave Plan	120,875	389	–		111,936	389
Executive Scheme (No.2)			352,450	87-169	291,248	126-169
1994 Executive Scheme	2,654,250	461	1,873,746	212-450	9,691,780	212-461
	3,855,184		3,481,417		13,161,821	

	2001 Grants		2001 Exercises		Options outstanding at 12.31.01	
	Number	Price (p)	Number	Price (p)	Number	Price (p)
Sharesave Scheme (1991)	498,382	365	917,821	136-365	3,471,563	141-365
Sharesave Scheme (2001).	558,867	361	–		553,443	361
Executive Scheme (No.2)			137,512	87-169	643,698	87-169
1994 Executive Scheme	2,994,250	448-460	2,169,319	212-384	9,626,776	212-460
	4,051,499		3,224,652		14,295,480	

The outstanding options are exercisable at various dates up to August 2012 (2001: December 2011).

Notes to the Consolidated Financial Statements (continued)

18. Movements on reserves

	Share premium account	Revaluation reserve	Profit and loss* account
	£m	£m	£m
At January 1, 2002	67.3	1.6	271.6
Premium on exercise of options.............................	10.0		(2.9)
Transfer of goodwill on disposals......................................			19.4
Currency translation movement..		(0.1)	(12.6)
Retained profit for the financial year			72.9
At December 31, 2002	77.3	1.5	348.4

	Share premium account	Revaluation reserve	Profit and loss* account
	£m	£m	£m
At January 1, 2001	56.5	1.7	212.5
Premium on exercise of options.............................	10.8		(4.5)
Currency translation movement..		(0.1)	(5.3)
Retained profit for the financial year			68.9
At December 31, 2001	67.3	1.6	271.6

	Share premium account	Revaluation reserve	Profit and loss* account
	£m	£m	£m
At January 1, 2000	47.6	1.7	152.5
Premium on exercise of options.............................	8.9		(3.1)
Transfer of goodwill on disposals......................................			0.2
Currency translation movement..		–	(2.2)
Retained profit for the financial year			65.1
At December 31, 2000	56.5	1.7	212.5

*   Restated on adoption of FRS19 'Deferred Tax'.

At December 31, 2002 the cumulative amount of goodwill written off to reserves in respect of acquisitions made prior to January 1, 1998, net of goodwill attributable to subsidiary undertakings disposed of, was £287.9m (2001: £307.3m, 2000: £307.3m).

Included within the profit and loss reserve is £90.9m (2001: £177.2m, 2000: £177.2m) being the special reserve of the Company. The special reserve arose from the reduction and subsequent cancellation of the share premium account in 1987 and 1988 respectively. During the year £86.3m was transferred to the profit and loss reserve. At December 31, 2002, the remaining £90.9m of the special reserve was not considered to be distributable but will be transferred to the profit and loss reserve in the 2003 Consolidated Financial Statements.

Currency gains of £9.0m (2001: £(1.2)m, 2000: £(3.0)m) relating to foreign currency exchange contracts and borrowings to finance investment overseas have been included within the currency translation movement in the profit and loss reserve.

Notes to the Consolidated Financial Statements (continued)

19. Deferred taxation

	2002	2001*
	£m	£m
Accelerated capital allowances	11.3	11.2
Pension provisions and other timing differences	21.3	26.5
	32.6	37.7
The potential liability for deferred taxation not provided above is:		
capital gains on disposal of properties	0.9	0.9
	0.9	0.9

---

* Restated on adoption of FRS19 'Deferred Tax'.

Deferred taxation has been accounted for in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings only to the extent that such distributions are accrued as receivable. No provision has been made for potential corporate taxation on the unrealized revaluation surpluses in respect of properties which are expected to be held for the foreseeable future.

20. Contingent liabilities

	2002	2001
	£m	£m
Bank guarantees	1.3	1.5
Other items	8.6	11.6
	9.9	13.1

Other items principally comprise trade and other guarantees.

21. Pensions

The Group operates both defined benefit and defined contribution pension schemes throughout the world. The funds of the principal schemes are administered by trustees and are held independently from the Group.

The net pension cost for the Group was £16.1m (2001: £16.1m, 2000: £13.8m) of which £8.7m (2001: £11.0m, 2000: £9.7m) was in respect of principal defined benefit schemes which provide benefits based on final pensionable salary. This cost is assessed in accordance with the advice of independent qualified actuaries.

Valuations of the principal UK defined benefit schemes were carried out as at April 5, 2000. The regular pension cost of the principal UK defined benefit schemes is adjusted for the amortization of the difference between the actuarial surpluses and the prepayment on the balance sheet over the remaining service lives of current employees and is offset by interest arising on the surpluses.

The results of the most recent actuarial valuations of the principal defined benefit schemes were:

	UK	US
Date of most recent valuations	April 5, 2000	January 1, 2002
Method used	Projected unit method	Entry age normal method
Main assumptions:		
investment return/return on assets per annum	6.0%	8.0%
salary increases per annum	4.25%	5.0%
market value of investments at last valuation date	£144.8m	£54.5m
level of funding, being the actuarial value of assets expressed as a percentage of the accrued service liabilities	101%	86%

Notes to the Consolidated Financial Statements (continued)

21. Pensions (continued)

The Group operates other schemes overseas in accordance with local practice and legislation. Some of these schemes are externally funded, while others are internally funded, the amount set aside being shown in provisions for liabilities and charges.

FRS17 'Retirement Benefits'

Whilst the Group continues to account for pension costs in accordance with SSAP24 'Accounting for Pension Costs', under FRS17 'Retirement Benefits' the following additional transitional disclosures are required:

The principal assumptions used by the independent qualified actuaries in updating the most recent valuations of the principal UK and US schemes to December 31 for FRS17 purposes were:

	UK		US	
	2002	2001	2002	2001
Rate of increase in salaries	3.25%	3.5%	4.0%	5.0%
Rate of increase in pensions	2.25%	2.5%	–	–
Discount rate	5.5%	6.0%	6.75%	7.25%
Inflation rate	2.25%	2.5%	2.5%	3.5%

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The fair value of the schemes' assets, which are not intended to be realized in the short term and may be subject to significant change before they are realized, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

	2002 UK schemes		2002 US schemes		2001 UK schemes		2001 US schemes	
	Long term rate of return	£m	Long term rate of return	£m	Long term rate of return	£m	Long term rate of return	£m
Equities	7.0%	94.4	9.7%	34.9	7.5%	110.9	10.4%	37.1
Bonds	4.5%	32.3	5.7%	15.9	5.0%	33.1	6.4%	14.2
Other	4.0%	15.7	4.3%	0.1	4.0%	0.8	5.5%	1.6
Total market value		142.4		50.9		144.8		52.9
Present value of scheme liabilities		(189.5)		(67.3)		(161.6)		(61.7)
Deficit		(47.1)		(16.4)		(16.8)		(8.8)
Deferred taxation		14.1		5.7		5.0		3.1
Net pension liability		(33.0)		(10.7)		(11.8)		(5.7)

If FRS17 had been fully adopted, the Group's net assets and profit and loss reserve at December 31 would have been as follows:

	2002	2001*
	£m	£m
Net assets excluding pensions	521.2	450.2
Pensions	(43.7)	(17.5)
Net assets including pensions	477.5	432.7
Profit and loss reserve excluding pensions	323.3	263.2
Pensions	(43.7)	(17.5)
Profit and loss reserve including pensions	279.6	245.7

---

*   Restated on adoption of FRS19 'Deferred Tax'.

Pensions are stated net of deferred taxation.

Notes to the Consolidated Financial Statements (continued)

21. Pensions (continued)

If FRS17 had been fully adopted, the amounts included in the Consolidated Financial Statements would have been as follows:

Amounts charged to operating profit	2002
	£m
Current service cost	9.9
Past service costs	1.7
Total operating charge	11.6

Amounts included as other finance costs	2002
	£m
Expected return on pension scheme assets	15.0
Interest on pension liabilities	(14.4)
Net financial return	0.6

Amounts recognized in the statement of total recognized gains and losses	2002
	£m
Actual return less expected return on assets	(42.2)
Experience loss on liabilities	(6.7)
Impact of changes in assumptions relating to the present value of scheme liabilities	(15.4)
Actuarial loss	(64.3)

Movements	2002
	£m
At January 1, 2002	(25.6)
Current service cost	(9.9)
Contributions	32.1
Past service costs	(1.7)
Settlements and curtailments	4.1
Net financial return	0.6
Actuarial loss	(64.3)
Currency translation movement	1.2
At December 31, 2002	(63.5)

Experience gains and losses	% of scheme assets/ liabilities	2002
		£m
Difference between actual and expected return on scheme assets	(22%)	(42.2)
Experience loss on liabilities	(3%)	(6.7)
Amount recognized in the statement of total recognized gains and losses	(25%)	(64.3)

Notes to the Consolidated Financial Statements (continued)

22. Operating lease commitments

	Land and buildings 2002 £m	Other 2002 £m	Land and buildings 2001 £m	Other 2001 £m
At December 31 the Group had the following annual commitments under non-cancelable operating leases:				
expiring within one year	5.5	3.8	2.3	3.4
expiring between one and five years	9.1	5.5	17.4	10.5
expiring after five years	10.1	0.3	22.2	1.4
	24.7	9.6	41.9	15.3

23. Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 £m	2000 £m
Operating profit	199.3	201.8	183.6
Adjustments for non-cash items:			
depreciation	33.4	32.9	27.7
goodwill amortization	16.1	12.8	7.1
other	(4.3)	(1.8)	1.7
Working capital movement:			
stocks	(4.9)	3.6	(2.2)
debtors	(8.8)	(1.2)	(26.1)
creditors	14.5	(3.4)	(6.5)
Special pension contribution	(20.0)	–	–
Other cash movements	(8.9)	(8.6)	(8.8)
Net cash inflow from operating activities	216.4	236.1	176.5

24. Analysis of net debt

	1.1.02 £m	Cash flow £m	Exchange movements £m	12.31.02 £m
Cash at bank and in hand	49.8	3.1	(1.4)	51.5
Short term deposits repayable on demand	20.7	(15.6)	(1.9)	3.2
Overdrafts	(25.7)	(10.5)	0.7	(35.5)
Cash	44.8	(23.0)	(2.6)	19.2
Debt due within one year	(38.5)	37.0	0.8	(0.7)
Debt due after one year	(249.7)	(37.4)	25.4	(261.7)
Finance leases	(0.6)	0.3	–	(0.3)
	(288.8)	(0.1)	26.2	(262.7)
Liquid resources	9.5	128.7	(0.7)	137.5
Net debt	(234.5)	105.6	22.9	(106.0)

Notes to the Consolidated Financial Statements (continued)

24. Analysis of net debt (continued)

	1.1.01	Cash flow	Exchange movements	Other non-cash	12.31.01
	£m	£m	£m	£m	£m
Cash at bank and in hand	37.1	12.9	(0.2)	–	49.8
Short term deposits repayable on demand	13.6	7.1	–	–	20.7
Overdrafts	(26.3)	0.6	–	–	(25.7)
Cash	24.4	20.6	(0.2)	–	44.8
Debt due within one year	(144.2)	110.7	0.8	(5.8)	(38.5)
Debt due after one year	(123.2)	(123.4)	(3.1)	–	(249.7)
Finance leases	(0.5)	(0.1)	–	–	(0.6)
	(267.9)	(12.8)	(2.3)	(5.8)	(288.8)
Liquid resources	3.1	6.4	–	–	9.5
Net debt	(240.4)	14.2	(2.5)	(5.8)	(234.5)

Other non-cash relates to loan notes issued on acquisition of businesses.

	1.1.00	Cash flow	Exchange movements	12.31.00
	£m	£m	£m	£m
Cash at bank and in hand	24.5	12.0	0.6	37.1
Short term deposits repayable on demand	11.5	1.3	0.8	13.6
Overdrafts	(16.5)	(8.8)	(1.0)	(26.3)
Cash	19.5	4.5	0.4	24.4
Debt due within one year	(0.9)	(139.2)	(4.1)	(144.2)
Debt due after one year	(118.0)	4.4	(9.6)	(123.2)
Finance leases	(0.8)	0.3	–	(0.5)
	(119.7)	(134.5)	(13.7)	(267.9)
Liquid resources	0.2	3.1	(0.2)	3.1
Net debt	(100.0)	(126.9)	(13.5)	(240.4)

Notes to the Consolidated Financial Statements (continued)

25. Acquisitions

The principal acquisitions made during 2002 were Lockhart, acquired in May, Kenco, acquired in June, Lesnie's, acquired in November, Darenas, which the Company agreed to acquire in November and completed shortly thereafter, and Saxton and Thomas McLaughlin, each acquired in December.

Acquisitions have been accounted for under the acquisition method of accounting and contributed £2.7m to operating profit in 2002 (2001: £2.5m, 2000: £4.2m).

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to the Group. The fair value adjustments are provisional and will be finalized in the 2003 Consolidated Financial Statements.

	Book value at acquisition	Provisional fair value adjustments			Fair value of assets acquired
		Revaluation	Consistency of accounting policy	Other	
	£m	£m	£m	£m	£m
A summary of the effect of acquisitions in 2002 is detailed below:					
Tangible fixed assets	3.0	(0.1)			2.9
Stocks	13.3		(0.5)		12.8
Debtors	18.0		(0.6)		17.4
Creditors	(16.9)		(0.4)		(17.3)
Net bank overdrafts	(3.0)				(3.0)
Provisions for liabilities and charges	–		(2.9)		(2.9)
Deferred taxation	0.2		1.5		1.7
Taxation	(1.0)			(0.5)	(1.5)
	13.6	(0.1)	(2.9)	(0.5)	10.1
Goodwill					65.0
Consideration					75.1
Satisfied by:					
Cash consideration					74.0
Deferred consideration					1.1
					75.1
The net cash outflow in the period in respect of acquisitions was:					
Cash consideration					74.0
Net bank overdrafts acquired					3.0
Net cash outflow in respect of acquisitions					77.0

The principal fair value adjustments are as follows:

The adjustment in respect of tangible fixed assets comprises the revaluation of freehold properties which have been valued on an open market, existing use basis by qualified valuers.

The adjustments to stocks, debtors and creditors reflect their estimated realizable value.

The adjustment to provisions for liabilities and charges includes amounts relating to the reassessment of potential liabilities that were not fully recognized on acquisition.

The adjustment to deferred taxation reflects the recognition of a deferred taxation asset for anticipated relief on fair value adjustments.

Notes to the Consolidated Financial Statements (continued)

25. Acquisitions (continued)

The principal acquisitions made during 2001 were ICCS MacGregor acquired in February, Filtrati acquired in May, Godin acquired in June, BPI acquired in July, DKI Group, Eastern Paper and Packers each acquired in October and W A Blyth acquired in November.

| | Book value at acquisition | Provisional fair value adjustments | | | Fair value of assets acquired |
		Revaluation	Consistency of accounting policy	Other	
	£m	£m	£m	£m	£m
A summary of the effect of acquisitions in 2001 is detailed below:					
Tangible fixed assets	8.3	(3.2)			5.1
Stocks	27.8		(2.3)		25.5
Debtors	26.4		(6.9)		19.5
Creditors	(24.2)				(24.2)
Net bank overdrafts	(3.7)				(3.7)
Provisions for liabilities and charges	(3.6)		(1.1)		(4.7)
Deferred taxation	(1.3)		3.2		1.9
Taxation	(1.2)			0.6	(0.6)
Minority interest	0.3				0.3
	28.8	(3.2)	(7.1)	0.6	19.1
Goodwill					69.4
Consideration					88.5
Satisfied by:					
Cash consideration					76.1
Deferred consideration					12.4
					88.5
The net cash outflow in the period in respect of acquisitions was:					
Cash consideration					76.1
Net bank overdrafts acquired					3.7
Net cash outflow in respect of acquisitions					79.8

The principal fair value adjustments are as follows:

The adjustment in respect of tangible fixed assets comprises the revaluation of freehold properties which have been valued on an open market, existing use basis by qualified valuers.

The adjustments to stocks and debtors reflect their estimated realizable value.

The adjustment to provisions for liabilities and charges includes amounts relating to the reassessment of potential liabilities that were not fully recognized on acquisition.

The adjustment to deferred taxation reflects the recognition of a deferred taxation asset for anticipated relief on fair value adjustments.

Notes to the Consolidated Financial Statements (continued)

26. Disposals

Paper Distribution was disposed of in July 2002 and the Group's small machine building activity at Jarrow was exited during the year.

These businesses contributed £7.5m to operating profit in 2002.

The effect of disposals in 2002 on the net assets of the Group was:	£m
Intangible assets – goodwill	(9.0)
Tangible fixed assets	(11.2)
Stocks	(29.8)
Debtors	(98.4)
Creditors	39.5
Net bank overdrafts	0.8
Deferred taxation	(0.2)
Taxation	1.7
Net assets disposed	(106.6)
Goodwill previously written off to reserves	(19.4)
Net cash proceeds	128.5
Profit on sale of discontinued operations	2.5

The net cash inflow in the period in respect of disposals was:	£m
Net cash proceeds	128.5
Deferred cash consideration	(18.0)
Net bank overdrafts disposed	0.8
Net cash inflow in respect of disposals	111.3

The video and air-conditioning distribution and installation businesses of Greenham were disposed of during 2001.

The effect of disposals in 2001 on the net assets of the Group was:	£m
Intangible assets – goodwill	(1.5)
Creditors	0.3
Net assets disposed	(1.2)
Net cash proceeds	1.2
	–

The net cash inflow in the period in respect of disposals was:	£m
Net cash proceeds	1.2
Net cash inflow in respect of disposals	1.2

27. Companies Act 1985

The Consolidated Financial Statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the year ended December 31, 2001 have been filed with the United Kingdom's Registrar of Companies. The statutory accounts for the year ended December 31, 2002 will be delivered to the Registrar of Companies following the Company's Annual General Meeting. The auditors have reported on these accounts. The reports were unqualified and did not contain statements under Section 237(2) or (3) of the Act.

These Consolidated Financial Statements exclude certain parent company statements and other information required by the Companies Act 1985, however, they include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the statements of income and balance sheet items.

Notes to the Consolidated Financial Statements (continued)

28. Summary of significant differences between UK GAAP and US GAAP

The Group's Consolidated Financial Statements are prepared in accordance with UK GAAP which differ in certain significant respects from US GAAP. Set out below is a summary of the significant differences, a reconciliation of profit from UK GAAP to US GAAP, a statement of comprehensive income, earnings per share, a reconciliation of the effect on earnings of adopting SFAS142, a reconciliation of equity shareholders' funds from UK GAAP to US GAAP and a consolidated cash flow statement on a US GAAP basis.

(a)   *Goodwill and other intangible assets*

Under UK GAAP goodwill arising on acquisitions made after December 31, 1997 is capitalized and is amortized through the profit and loss account over a period of up to 20 years. Goodwill arising on acquisitions made prior to January 1, 1998 remains eliminated against equity reserves.

Under US GAAP the excess of the fair value of the consideration paid over the fair value of the net assets acquired including identifiable intangible assets is assigned to goodwill. Under US GAAP the Group ceased amortizing all goodwill from January 1, 2002 upon full adoption of SFAS142 'Goodwill and Other Intangible Assets'. Goodwill is capitalized and is now subject to an annual impairment test to identify any impairment loss. SFAS141 'Business Combinations' was adopted by the Group from July 1, 2001. Accordingly, identifiable intangible assets are capitalized and amortized over their useful economic life.

Under UK GAAP the profit or loss on disposal of a business acquired prior to January 1, 1998 is calculated after taking account of any goodwill written off to reserves. Under US GAAP an adjustment to the UK GAAP profit or loss is made in respect of goodwill previously amortized.

(b)   *Own shares*

Under UK GAAP the Company recognizes as an asset the cost of acquiring its own shares to satisfy the requirements of the Long Term Incentive Plan and the Deferred Annual Share Bonus Scheme and to satisfy options granted under the 1994 Executive Share Option Scheme in respect of market purchased shares. Under US GAAP this is presented as a reduction of equity shareholders' funds, as these shares are treated as treasury shares.

(c)   *Ordinary dividends*

Under UK GAAP ordinary dividends are accounted for in the period to which they relate which may be earlier than the date of declaration. Under US GAAP ordinary dividends are accounted for in the period in which they are declared.

(d)   *Property revaluation*

Under UK GAAP until December 31, 1999 land and buildings were revalued periodically and depreciation based on such revalued amounts. As permitted under FRS15 'Tangible Fixed Assets', the valuations of land and buildings have not been and will not be updated. Under US GAAP revaluations of fixed assets are not permitted and depreciation is calculated based on historic cost.

(e)   *Pension costs*

Under UK GAAP the expected cost of pensions is charged to the Group's profit and loss account so as to spread the cost of pensions over the expected service lives of employees. Surpluses arising from actuarial valuations are similarly spread. Under US GAAP costs and surpluses are also spread over the expected service lives but based on prescribed actuarial assumptions, allocation of costs and valuation methods which differ from those used for UK GAAP. Furthermore, US GAAP requires the recognition of an additional minimum pension liability which is recorded through the statement of comprehensive income. This reflects the extent to which the funding status of any scheme does not cover the unfunded accumulated benefit obligation for that scheme.

Notes to the Consolidated Financial Statements (continued)

28. Summary of significant differences between UK GAAP and US GAAP (continued)

(f)   Share schemes

Under UK GAAP the Group recognizes a compensation cost for only the cost of its own shares acquired to satisfy the requirements of the Long Term Incentive Plan and the Deferred Annual Share Bonus Scheme. Under US GAAP APB Opinion 25 requires a compensation cost to be recorded for all of the Group's performance based executive share schemes and for the discount provided to employees in respect of the Sharesave Schemes.

(g)   Derivative instruments

Under UK GAAP changes in the fair value of interest rate derivatives are not recognized in the financial statements but are disclosed in Note 15. Furthermore, gains and losses on foreign exchange contracts used for hedging net investments have been taken to reserves. Under US GAAP derivative financial instruments are required to be recorded in the balance sheet as either an asset or liability at fair value. Changes in the fair value of these derivative instruments are recognized in the profit and loss account unless specific hedge accounting criteria are met. Certain of the Group's derivatives qualify for hedge accounting under US GAAP thereby reducing the effect on the profit and loss account from gains and losses arising from changes in their fair values.

(h)   Deferred taxation

The adoption of FRS19 'Deferred Tax' on January 1, 2002 has eliminated the significant differences between accounting for deferred taxation under UK GAAP and US GAAP. As a result, the adjustments for taxation now primarily relate to the effect of other US GAAP adjustments.

(i)   Discontinued operations

UK GAAP and US GAAP have different criteria for determining discontinued operations. Under US GAAP discontinued operations would exclude the exiting of the small machine building activity at Jarrow.

(j)   Cash flows

The principal difference between UK GAAP and US GAAP is in respect of classification. Under UK GAAP the Group presents its cash flows from operating activities, returns on investments and servicing of finance, tax paid, capital expenditure, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP requires only three categories of cash flow activities which are operating, investing and financing. Cash flows arising from tax paid and returns on investments and servicing of finance under UK GAAP are, with the exception of dividends paid to minority shareholders, included as operating activities under US GAAP. Dividend payments are included as a financing activity under US GAAP. In addition capital expenditure and acquisitions and disposals under UK GAAP are presented as investing activities under US GAAP.

Under UK GAAP cash comprises cash in hand, deposits repayable on demand and overdrafts. Under US GAAP cash and cash equivalents include short term, highly liquid investments with original maturities of less than three months and excludes overdrafts.

(k)   Exceptional items

Under UK GAAP profit on sale of discontinued operations is disclosed as an exceptional item after operating profit. Under US GAAP this profit is not treated as exceptional.

(l)   Statement of comprehensive income

Under UK GAAP the statement of total recognized gains and losses is similar to the statement of comprehensive income under US GAAP.

28. Summary of significant differences between UK GAAP and US GAAP (continued)

Profit	Note	for the year ended December 31		
		2002	2001*	2000*
		£m	£m	£m
Continuing operations		118.5	105.6	88.2
Discontinued operations		6.7	11.3	19.9
Profit for the financial year in accordance with UK GAAP		125.2	116.9	108.1
US GAAP adjustments:				
Amortization of goodwill and other intangibles	(a)	13.4	(8.9)	(8.7)
Disposal of business	(a)	9.6	–	0.1
Pension costs	(e)	1.3	(0.4)	2.9
Share option expense	(f)	(0.5)	(5.0)	(5.3)
Capital instruments and derivatives	(g)	(1.2)	1.0	–
Deferred taxation	(h)	–	–	1.7
Taxation on above adjustments		–	(1.2)	(1.4)
Net income for the financial year in accordance with US GAAP		147.8	102.4	97.4
Continuing operations		126.5	91.6	84.3
Discontinued operations (1)		21.3	10.8	13.1
Net income for the financial year in accordance with US GAAP		147.8	102.4	97.4

Statement of comprehensive income	for the year ended December 31		
	2002	2001	2000
	£m	£m	£m
Net income for the financial year in accordance with US GAAP	147.8	102.4	97.4
Additional minimum pension liability net of income tax (2)	(53.4)	–	–
Currency translation net of income tax (3)	(23.6)	(4.1)	8.1
Comprehensive income in accordance with US GAAP	70.8	98.3	105.5

	2002	2001	2000
Earnings per share in accordance with US GAAP	32.0p	22.3p	21.4p
Diluted earnings per share in accordance with US GAAP	31.6p	22.0p	21.1p

---

* Restated on adoption of FRS19 'Deferred Tax'.

(1) Includes profit on disposal of discontinued operations in 2002 of £14.3 million, representing a basic earnings per share impact of 3.1 pence.

(2) Income tax on additional minimum pension liability for 2002 was £23.7 million (2001: £nil, 2000: £nil).

(3) Income tax on currency translation for 2002 was £0.6 million (2001: £0.4 million, 2000: £(0.1) million).

Notes to the Consolidated Financial Statements (continued)

28. Summary of significant differences between UK GAAP and US GAAP (continued)

	for the year ended December 31		
Goodwill and other intangible assets – adoption of SFAS142	**2002**	**2001**	**2000**
	£m	**£m**	**£m**
Net income for the financial year in accordance with US GAAP	147.8	102.4	97.4
Goodwill amortization		21.7	15.8
Adjusted net income for the financial year in accordance with US GAAP........	147.8	124.1	113.2
Earnings per share in accordance with US GAAP..	32.0p	22.3p	21.4p
Goodwill amortization		4.7p	3.5p
Adjusted earnings per share in accordance with US GAAP	32.0p	27.0p	24.9p
Diluted earnings per share in accordance with US GAAP...............................	31.6p	22.0p	21.1p
Goodwill amortization		4.7p	3.4p
Adjusted diluted earnings per share in accordance with US GAAP	31.6p	26.7p	24.5p

		at December 31		
Equity shareholders' funds	**Note**	**2002**	**2001***	**2000***
		£m	**£m**	**£m**
Equity shareholders' funds in accordance with UK GAAP		544.0	456.5	385.9
US GAAP adjustments:				
Goodwill and other intangibles	(a)	226.1	236.7	243.6
Own shares..	(b)	(19.2)	(13.2)	(8.4)
Ordinary dividend	(c)	35.3	32.4	29.0
Disposal of business..	(a)	9.6	–	–
Property revaluations	(d)	(1.5)	(1.6)	(1.7)
Pensions	(e)	(80.8)	(0.3)	0.1
Capital instruments and derivatives	(g)	–	(0.2)	–
Deferred taxation	(h)	1.6	1.8	2.1
Taxation on above adjustments..		26.7	2.0	1.3
Equity shareholders' funds in accordance with US GAAP....................		741.8	714.1	651.9

*   Restated on adoption of FRS19 'Deferred Tax.'

	for the year ended December 31		
Consolidated cash flow statement	**2002**	**2001**	**2000**
	£m	**£m**	**£m**
Net cash inflow from operating activities	153.3	168.1	113.9
Net cash inflow/(outflow) from investing activities...	2.6	(117.2)	(208.1)
Net cash (outflow)/inflow from financing activities	(30.2)	(30.9)	107.5
Net increase in cash and cash equivalents per US GAAP....................................	125.7	20.0	13.3
Exchange adjustments..	(4.0)	(0.2)	1.4
Cash and cash equivalents at beginning of year per US GAAP...............................	70.5	50.7	36.0
Cash and cash equivalents at end of year per US GAAP	192.2	70.5	50.7

Notes to the Consolidated Financial Statements (continued)

28. Summary of significant differences between UK GAAP and US GAAP (continued)

Recent ASB and FASB pronouncements

The Group continued to adopt the transitional disclosure requirements of FRS17 'Retirement Benefits' in the Consolidated Financial Statements for the year ended December 31, 2002. FRS17 was issued in December 2000 and addresses the method in which pension costs are charged to the profit and loss account. The Group will fully adopt FRS17 in 2003.

In April 2002, the FASB issued SFAS145 'Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections'. SFAS145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS145 is effective for accounting years ending on or after May 15, 2002. The Group has evaluated the impact of SFAS145 and it has had no material impact on the Group's 2002 Consolidated Financial Statements.

In July 2002, the FASB issued SFAS146 'Accounting for Costs Associated with Exit or Disposal Activities' SFAS146 covers the recognition of liabilities for costs associated with an exit or disposal activity and provides the accounting and reporting requirements for such obligations, and nullifies the guidance in Emerging Issues Task Force ("EITF") Issue 94-3 'Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity'. SFAS146 is effective for plans initiated after December 31, 2002. Since SFAS146 applies to future activities, which may not yet have been envisaged, the future impact of the application of SFAS146 to the Group cannot be determined.

In November 2002, the FASB issued FASB Interpretation ("FIN") 45 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'. FIN45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the non-contingent obligation undertaken in issuing the guarantee, that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. FIN45 also incorporates without change, the guidance in FIN34 'Disclosure of Indirect Guarantees of Indebtedness of Others', which is being superseded. FIN45 does not have a material effect on the Group's results.

In December 2002, the FASB issued SFAS148 'Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS123'. This provides alternative methods of transition for a stock-based employee compensation and amends disclosure requirements of SFAS123 about the method of accounting for stock-based employee compensation and the effect of the method on reported results. The Group accounts for stock-based compensation under Auditing Practices Board Opinion 25 and therefore SFAS148 will have no effect on the Group.

EITF02-13 'Deferred Income Tax Considerations in Applying the Goodwill Impairment Test in FASB Statement 142' was issued in September 2002. SFAS142 was adopted for the year ended December 31, 2002. The impact of including deferred income taxes within the impairment test in SFAS142 was not material to the Group.

EITF02-16 'Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor', which was issued in November 2002, states that a cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should therefore be characterized as a reduction of cost of sales when recognized in the customer's income statement. EITF02-16 has not had a material impact on the Group.

EITF02-17 'Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination' was issued in October 2002. The customer lists acquired by the Group continued to meet the criteria outlined in both SFAS141 and EITF02-17. The impact of EITF02-17 was not material to the Group.

ANNEX A

Directors' Remuneration Report
for the year ended December 31, 2002

Terms of reference of the Remuneration Committee

The terms of reference of the Remuneration Committee ('the Committee'), as approved by the Board, embody the purpose of the Committee as ensuring that the Company's executive directors and senior executives are fairly rewarded for their individual contributions to the Group's overall performance having due regard to the interests of the shareholders and to the financial and commercial health of the Group.

Membership

All members of the Committee, who are identified on page 19 of the Annual Review and Summary Financial Statement, are independent non-executive directors. The Committee is chaired by Mr C A Banks who succeeded Mr A P Dyer in February 2003. Members of the Committee do not have any personal financial interest (other than as shareholders) in matters decided by the Committee, nor do they have any potential conflict of interest arising from cross-directorships or day to day involvement in running the Group's business.

The Committee meets at least three times during the year and at other times as may be required. While the Chairman of the Company, Mr A J Habgood, is not a member of the Committee, he normally attends meetings except when the Committee is considering matters concerning himself.

Audit

The directors' remuneration in 2002 and the details of the directors' interests in the Company's ordinary shares disclosed on pages A-4 to A-7 have been audited by the Company's independent external auditor.

Remuneration policy

The Company's current remuneration policy for 2003 and beyond is designed to help ensure the recruitment, retention and motivation of the executive directors by providing fair reward for the responsibilities they undertake and the performance they achieve on behalf of shareholders. In this context, the Committee's policy is to set the overall remuneration package at a competitive level and in a form that permits significant additional remuneration to be earned for high performance over a sustained period. This is normally to be achieved by benchmarking base pay against comparator companies and a range of factors, including performance (see below), and by providing, in addition, short term and long term incentives geared to performance.

In assessing the balance of performance related and non-performance related elements of remuneration, base pay and benefits are treated as non-performance related, whereas annual bonus (including awards under the Deferred Annual Share Bonus Scheme) and long term incentives are treated as performance related. For this purpose, share options are valued at one third of their face value on grant. On this basis, the Committee sets the remuneration package such that at least half the total target remuneration package is derived from the performance related elements.

Both the overall competitiveness of the remuneration package and the balance between performance and non-performance related elements are kept under regular review in the light of market practice and the needs of the Company. The Committee commissions reports and receives advice on directors' remuneration from independent remuneration and benefits consultants, namely Monks Partnership and New Bridge Street Consultants, who may from time to time provide other services to the Company on remuneration and benefit matters that are not the subject of review by the Committee. The Committee has asked for two specific surveys to be carried out on its behalf by Monks Partnership in 2003. One addresses annual bonus plans and the other deals with long term incentives. Further details of the remuneration policy and how it is currently applied to the various aspects of remuneration is provided in the relevant sections below.

With regard to external pay survey data, the Committee reviews each year, prior to the annual review of base pay in January, information on remuneration and benefit levels based on an external survey conducted on its behalf by Monks Partnership. The Committee seeks to maintain, wherever possible, a consistent and appropriate basis for comparison year on year in terms of the survey methodology and, in particular, the use of comparator groups on which the survey is based. There are three comparator groups that the Committee uses. These are related to sales, profit before tax and market capitalization. In each case the comparator group consists of 20 non-financial UK based companies that have substantial operations overseas. 10 of the companies in each comparator group are the next highest and 10 are the next lowest compared to Bunzl. The results from each of the comparator groups are blended by Monks Partnership to provide an overall assessed market position as at 1 January of the year of the review. Neither Monks Partnership nor New Bridge Street Consultants provide specific recommendations to the Committee on remuneration or benefit levels for the executive directors. The Committee does, however, review survey information provided by them in the light of its established remuneration policy before making its decisions. All decisions of the Committee were implemented in full.

Base pay

The base pay of each executive director is set to reflect the size and scope of that director's responsibilities undertaken on behalf of the Board, the level of overall performance achieved and experience in the post. As stated above, it is benchmarked against comparator companies and the actual pay level is set after taking account of performance, relevant external survey data and the general movement of base pay within the Group.

Annual Bonus Plan

The executive directors participate in an annual bonus plan intended to support the Company's overall remuneration policy. The bonus plan for each executive director contains meaningful targets that seek to focus attention on one or two key measures of short to medium term achievement. In 2002, the target for the annual bonus for the UK executive directors was linked to the Group's achievement of earnings per share after certain specified adjustments ('eps'). Detailed terms of the plan were determined by the Committee and provided for a bonus to be awarded if the Group achieved, in 2002, a threshold eps level. No bonus was to be awarded for eps achievement below the threshold level. The bonus plan provided for an increase in the bonus award pro rata for eps achievement above the threshold up to a target level of eps and for above target achievement. Half of this annual bonus is normally paid in cash and half is deferred under the rules of the Deferred Annual Share Bonus Scheme ('DASBS', details of which are set out below). For Mr P G Lorenzini, the bonus plan was based on the profit and return on average capital employed achieved in the business for which he is directly responsible. A maximum bonus award was specified in each case. Bonus awards are not pensionable.

Under the DASBS, eligible executives, including the UK executive directors, receive the deferred element of their annual bonus as an award of ordinary shares. The ordinary shares are purchased in the market and deposited with the Bunzl Group General Employee Benefit Trust (the 'Trust') until 1 March in the third year after the year in which the award is made, following which they are transferred to the executive provided normally that the executive has remained in the employment of the Group throughout that period. The DASBS forms a part of the annual bonus plan so as to provide, in total, an annual bonus opportunity linked to the overall performance of the Group, with a significant portion of any bonus award held in shares for a three year period. The Committee believes this supports the overall remuneration policy and contributes to the alignment of executives' and shareholders' interests. In 2002, an award of 45,061 shares was made in respect of Mr A J Habgood and an award of 24,578 shares was made in respect of Mr D M Williams. In both cases the shares would transfer to Mr A J Habgood and Mr D M Williams respectively on 1 March 2005, subject to the rules of the DASBS.

The Committee also reviews and authorizes the outline structure of annual bonus plans for other senior executives within the Group. These plans are based on performance targets relevant to individual businesses or areas of responsibility and are compatible with the principles of the bonus plans approved for the executive directors.

Share based incentives

The Committee believes that the long term performance of the Group is an important consideration for shareholders and that share based incentives are an important part of helping to align the interests of shareholders and those employed by the Group. The Committee welcomes the fact that each of the executive directors currently has a meaningful holding of Bunzl shares.

The Group operates an Executive Share Option Scheme under which the executive directors and other senior executives in the Group may be granted options over Bunzl shares. The 1994 Executive Share Option Scheme (the '1994 Scheme') replaced the Executive Share Option Scheme (No.2) (the 'No.2 Scheme'), which expired in 1994, and was approved by shareholders at the 1994 Annual General Meeting. The 1994 Scheme is consistent with principles expressed in guidelines issued, at the time of its approval, by bodies representing institutional investors. In particular a Company performance condition, determined by the Committee, has to be satisfied before options may normally be exercised. Options granted to date under the 1994 Scheme may normally only be exercised if, during any three consecutive financial years since the option was granted, the increase in the adjusted earnings per share of the Group is equal to or greater than the increase in the Retail Prices Index over that period, plus 6%. This condition, which was approved by shareholders at the time the 1994 Scheme was adopted, has been satisfied in respect of options granted prior to 2001 under the 1994 Scheme. The grant of executive share options is made on a discretionary basis, taking account of each executive's performance and job responsibilities. In normal circumstances options granted are exercisable, subject to satisfaction of the relevant performance condition as referred to above, not earlier than three years and not later than 10 years after the date of grant. Options were granted to the UK executive directors in February and August 2002 in respect of market purchased shares that are held through the Trust. As the 1994 Scheme is due to expire next year, it is the Committee's current intention to adopt a new Executive Share Option Scheme. Shareholders will be asked to approve this new Scheme at the 2004 Annual General Meeting.

The Sharesave Scheme (2001) replaced the Sharesave Scheme (1991), which expired in 2001, (together the 'Sharesave Schemes') and was approved by shareholders at the 2001 Annual General Meeting. The Sharesave Schemes are approved by the Inland Revenue and are open to all UK employees, including executive directors, who have completed at least one year of continuous service. They are linked to a contract for monthly savings of up to £250 per month over a period of either three or five years. Under the Sharesave Schemes options are granted to participating employees at a discount of up to 20% to the market price prevailing on the day immediately preceding the date of invitation to apply for the option. Options are normally exercisable either three or five years after they have been granted. The Group introduced, with effect from 1 January 2000, the Bunzl Employee Stock Purchase Plan (US) following approval given at an Extraordinary General Meeting of shareholders held on 5 October 1999. This Plan provides an opportunity for Bunzl Group employees in the US, including Mr P G Lorenzini, to purchase Bunzl shares in the form of American Depositary Receipts ('ADRs') at a 15% discount to the market price, up to an annual maximum of 10% of remuneration or $25,000 worth of ADRs, whichever is lower. The purchase of the ADRs is funded by after-tax payroll deductions from the employee with the employing company contributing the 15% discount.

Based on the authority obtained at the 2001 Annual General Meeting, the Company introduced the International Sharesave Plan during 2002 in the Netherlands and Germany. This operates on a similar basis to the Sharesave Scheme (2001) except that monthly savings are limited to €400 per month and options are normally exercisable three years after they have been granted. None of the executive directors are eligible to participate in this Plan.

The table below shows the number of options held by the directors at 31 December 2002 and options granted to and exercised by the directors during 2002 under the No.2 Scheme, the 1994 Scheme and the Sharesave Schemes, all of which have been approved by shareholders.

		1.1.02	Granted during year	Exercised during year	31.12.02	Exercise price (p)	Market price at exercise (p)	Date from which exercisable	Expiry date
A J Habgood	No.2 Scheme	147,058		147,058	–	115.6	530.5		
	No.2 Scheme	47,490		–	47,490	151		23.6.97	22.6.04
	No.2 Scheme	31,980		–	31,980	129		23.6.99	22.6.04
	Sharesave Scheme	8,712		8,712	–	198	437		
	Sharesave Scheme		4,613	–	4,613	356		1.11.07	1.5.08
	1994 Scheme	406,504		–	406,504	246		9.3.02	8.3.09
	1994 Scheme	150,000		–	150,000	289		1.3.03	28.2.10
	1994 Scheme	125,000		–	125,000	384		30.8.03	29.8.10
	1994 Scheme	135,000		–	135,000	455.5		27.2.04	26.2.11
	1994 Scheme	145,000		–	145,000	450		29.8.04	28.8.11
	1994 Scheme		155,000	–	155,000	482		28.2.05	27.2.12
	1994 Scheme		190,000	–	190,000	461		29.8.05	28.8.12
D M Williams	No.2 Scheme	70,778		–	70,778	151		23.6.97	22.6.04
	No.2 Scheme	23,592		23,592	–	129	520.5		
	Sharesave Scheme	3,145		–	3,145	308		1.11.03	1.5.04
	1994 Scheme	145,782		–	145,782	246		9.3.02	8.3.09
	1994 Scheme	29,275		–	29,275	245		30.3.02	29.3.09
	1994 Scheme	80,000		–	80,000	289		1.3.03	28.2.10
	1994 Scheme	65,000		–	65,000	384		30.8.03	29.8.10
	1994 Scheme	65,000		–	65,000	455.5		27.2.04	26.2.11
	1994 Scheme	70,000		–	70,000	450		29.8.04	28.8.11
	1994 Scheme		75,000	–	75,000	482		28.2.05	27.2.12
	1994 Scheme		90,000	–	90,000	461		29.8.05	28.8.12

Mr P G Lorenzini currently has no options under the terms of any Company share option scheme. The exercise price of executive options under the No.2 Scheme is the mid-market price of an ordinary share on the date of grant of the option. The exercise price of executive options under the 1994 Scheme is the market price prevailing on the day immediately preceding the date of grant of the option or, if higher in the case of options granted prior to 2001, the price on the date of grant. For savings-related options under the Sharesave Scheme the exercise price is the mid-market price of an ordinary share on the day immediately preceding the date of invitation to apply for the option, less 20%.

The options granted under the No.2 Scheme and 1994 Scheme are normally capable of being exercised on or after the third anniversary of the date of grant of the relevant option. As permitted by the amendments to the rules of the No.2 Scheme, approved by shareholders at the 1992 Annual General Meeting, some of the options are also capable of being exercised at a price of 85% of the full exercise price, on or after the fifth anniversary of the date of grant for the relevant option, provided that, during any five consecutive financial years since the option was granted, the increase in the adjusted earnings per share of the Group is equal to, or greater than, the increase in the Retail Prices Index over that period, plus 10%. This condition has been satisfied in respect of certain options granted in 1994, the only year for which it is still relevant. These options may now be exercised at a price of 129p.

The mid-market price of an ordinary share on 31 December 2002 was 380p and the range during 2002 was 368p to 547p.

The 1999 Directors' Remuneration Report recorded the Committee's decision not to grant any awards under the Long Term Incentive Plan ('LTIP') to the directors in 1999. This decision has also applied in 2000, 2001 and 2002. The status of the outstanding LTIP awards, as they affect the executive directors, other than Mr P G Lorenzini who does not participate in the LTIP, is as follows.

The 1996 awards of 71,875 ordinary shares to Mr D M Williams vested at the end of 1999 and became exercisable from 1 January 2001. He exercised this award on 28 October 2002 giving a total market value on exercise of £324,695. The awards granted in 1997 to Mr A J Habgood and Mr D M Williams of 139,887 and 89,326 ordinary shares respectively also vested at the end of 1999 and these shares became exercisable on 1 January 2000 and will expire on 31 December 2003. The 1998 awards of 141,000 and 89,000 ordinary shares to Mr A J Habgood and Mr D M Williams respectively vested at the end of 2000. They became exercisable on 1 January

2001 and will expire on 31 December 2004. No awards were exercised by Mr A J Habgood in 2002 and the market value of awards exercised by him in 2001 was £628,704. No awards were exercised by Mr D M Williams in 2001.

Any shares required to fulfil entitlements under the LTIP, DASBS and the 1994 Scheme in respect of options over market purchased shares will be provided by the Trust. Mr A J Habgood and Mr D M Williams are deemed by virtue of the Companies Act 1985 to be interested in all the shares held by the Trust, which at 31 December 2002 amounted to 5,454,213 ordinary shares, because they are potential beneficiaries under the Trust together with all other directors and employees of the Group. These interests do not reflect the awards actually made to them individually through the Trust that are summarized above.

The Company's total shareholder return over the last five years compared to that of the FTSE Support Services Sector is shown in the graph on page 24 of the Annual Review and Summary Financial Statement (although the Company has only been a constituent of this Sector since December 1998).

Retirement benefits

As stated in the Accounting Policies section of the financial statements and elaborated upon in the relevant Note thereto, the Group utilizes both defined benefit and defined contribution pension schemes throughout the world. In the UK the Group has historically operated as its main contributory scheme for senior executives the Bunzl Senior Pension Scheme ('BSPS'). BSPS provides for members' contributions currently at the rate of 5% of pensionable salary (which is basic salary), rising to 9% with effect from 1 April 2003, with the Group being responsible for the balance of the cost of providing the benefit as determined from time to time by the consulting actuaries to BSPS. Subject to Inland Revenue limits, BSPS members are eligible for a pension which accrues at a maximum rate of 3% per annum up to two thirds of pensionable salary, with a normal retirement age of 60 years. BSPS also provides for payment of certain benefits in the event of death or disability. The current UK executive directors may choose to be members of BSPS or to opt for a private pension scheme. In the event that a director opts for a private pension scheme the Company also contributes to lump sum life assurance cover equivalent to that provided under BSPS. Because of the cap on pensionable salary introduced in the Finance Act 1989, the amount of direct contribution by the Company to pension schemes for the UK executive directors is limited and arrangements have therefore been made to provide the executive directors with an allowance which permits them to make provision, of their choice, in respect of that part of their salary which exceeds the cap. In the US the main scheme for employees is the non-contributory Bunzl USA, Inc Retirement Plan ('US Plan'). Subject to IRS limits, members of the US Plan earn a lifetime pension which accrues at the rate of 1.67% per annum, up to 50% of the five year average pensionable salary less the primary Social Security benefit, with a normal retirement age of 65 years. Pensionable salary in the US Plan is capped at $140,000. The US Plan also provides for certain benefits in the event of death or disability. These plans are now closed to new entrants who will be offered a defined contribution arrangement. Because of the cap on pensionable salary under the US Plan, the pensions of senior US executives are limited and arrangements have been made to provide certain executives with supplementary pensions through a Senior Executive Retirement Agreement ('SERA'). Mr P G Lorenzini's SERA provides for a lifetime pension of $370,000 per annum, payable upon retirement.

Executive directors' service contracts

It is the Company's policy that executive directors are normally employed on contracts that provide for 12 months' notice from the Company and six months' notice from the executive. Mr A J Habgood and Mr D M Williams each have service contracts dated 16 January 1996 that provide for these notice periods. The only circumstances in which there is predetermined compensation for termination of these contracts are where there is a change of control of the Company. There are no provisions for predetermined compensation in excess of one year's remuneration and benefits in kind. Mr P G Lorenzini has a fixed term service contract dated 25 February 2002 which runs to 31 December 2003. Early termination of this contract for reasons other than cause would require payment by the Company of the balance of Mr Lorenzini's entitlement under the contract.

Other principal benefits for executive directors

In common with many senior executives in the Group, the executive directors are eligible for certain benefits which include the provision of a company car and payment of its operating expenses including fuel, in line with prevailing Group policies, and, in the case of Mr A J Habgood and Mr D M Williams, private medical plan coverage under the Company's prevailing UK healthcare plan. Mr P G Lorenzini participates in welfare benefit plans made available to all US employees of the Group covering life insurance, medical, dental and disability cover.

Non-executive directors

The non-executive directors are paid an annual fee for their services plus a daily fee for attending meetings of the Board and Board Committees. In addition, where relevant, they are paid a fee for chairing a Board Committee. The non-executive directors do not have service contracts, are not eligible for pension scheme membership or other employee benefits and do not participate in any of the Group's bonus, share option or long term incentive plans. The non-executive directors' pay is reviewed annually, based on external market survey data, and is determined by the Board.

Directors' remuneration

The following table gives details of each director's remuneration for the year.

	Salary/fees 2002	Annual cash bonus 2002	Pension allowance 2002	Benefits 2002	Total 2002	Total 2001
	£000	£000	£000	£000	£000	£000
Executive						
A J Habgood	675.0	228.2	180.6	23.8	1,107.6	1,022.6
D M Williams	365.0	123.4	80.5	28.2	597.1	545.9
P G Lorenzini	827.8	577.9	–	25.8	1,431.5	1,412.4
Non-executive						
A P Dyer	88.2	–	–	–	88.2	76.3
L C McQuade	45.3	–	–	–	45.3	42.5
S G Williams	32.0	–	–	–	32.0	28.1
P Heiden	32.0	–	–	–	32.0	24.7
J F Harris	35.4	–	–	–	35.4	26.1
C A Banks	20.3	–	–	–	20.3	

Notes

1 The remuneration for Mr P G Lorenzini, Mr A P Dyer and Mr L C McQuade is paid or determined in US dollars and has been translated at the average exchange rates for the year of £1: $1.51 in respect of 2002 and £1: $1.44 in respect of 2001.

2 The remuneration for Mr C A Banks relates to the period from 1 June 2002 (the date of his appointment to the Board) to 31 December 2002.

3 Benefits incorporate all taxable benefits arising from employment by the Company that principally relate to the provision of a company car.

4 The figures above represent remuneration earned as directors during the relevant financial year including, in the cases of Mr A J Habgood, Mr D M Williams and Mr P G Lorenzini, performance related elements which are paid in cash in the year following that in which they are earned.

5 The fees paid in respect of Mr S G Williams' services are paid to his employer, Unilever PLC, and not to Mr S G Williams personally.

6   As Mr A J Habgood is not a member of the Company pension scheme, the Company normally makes a direct pension contribution, at Mr A J Habgood's direction, to a personal pension scheme in his name. In 2002 this amounted to £29,160 (2001: £nil). In accordance with Mr A J Habgood's contract of employment the relevant amount paid as a direct pension contribution has been deducted from the total pension allowance in 2002. The balance is shown in the table above as the pension allowance. The values of the pension benefits in the cases of Mr D M Williams and Mr P G Lorenzini are shown in the table below and are not included in the directors' remuneration table on the previous page. In addition the Company pays all necessary contributions, on actuarial advice, to a Senior Executive Retirement Agreement ('SERA') for Mr P G Lorenzini. For 2002 this amounted to £208,791 (2001: £223,549).

	Accrued benefits at 31.12.01	Accrued benefits at 31.12.02	Transfer value of accrued benefits at 31.12.01	Change in transfer value of accrued benefits during the year, after deducting contributions made by the director during the year	Transfer value of accrued benefits 31.12.02
	£	£	£	£	£
D M Williams	29,336	32,653	453,909	115,918	574,665
P G Lorenzini∗	23,102	25,154	169,648	39,304	208,952

∗ Excluding SERA entitlements

Notes

1   The increase in accrued benefits during the year excludes the effect of inflation on the accrued pension as at the start of the year.

2   Accrued benefits are the annual amount that would be paid on retirement at the normal retirement age based on service to 31 December 2002.

3   The above figures do not take account of any Additional Voluntary Contributions that all members of BSPS have the option to make.

4   The transfer values of accrued benefits for Mr D M Williams and Mr P G Lorenzini have been calculated on the basis of actuarial advice in accordance with any relevant actuarial legislation and, in the case of Mr D M Williams, is net of his contributions.

5   In addition Mr P G Lorenzini participates in the Bunzl USA, Inc Deferred Savings (401k) Plan. The Company makes matching contributions to this Plan. During 2002 such contributions amounted to £5,066 (2001: £5,313).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ D.M. Williams

       Name: D.M. Williams
       Title: Finance Director

London, England
Dated: March 25, 2003

CERTIFICATIONS

I, Anthony J. Habgood, Chairman of Bunzl plc, certify that:

1. I have reviewed this Annual Report on Form 20-F of Bunzl plc;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the Consolidated Financial Statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

   (c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 25, 2003

/s/ A.J. Habgood
_____
A.J. Habgood
Chairman, Bunzl plc

I, David M. Williams, Finance Director of Bunzl plc, certify that:

1.   I have reviewed this Annual Report on Form 20-F of Bunzl plc;

2.   Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.   Based on my knowledge, the Consolidated Financial Statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

(c)   presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.   The registrant's other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 25, 2003

/s/ D.M. Williams
D.M. Williams
Finance Director, Bunzl plc

EXHIBIT INDEX

Exhibit Number	Description of Document	Sequentially Numbered Page
1.	Memorandum and Articles of Association of the Company. (Incorporated by reference to the Company's Form 20-F previously filed on June 21, 2001.)	
2.1	Form of Deposit Agreement dated as of October 29, 1998 among the Company, The Bank of New York and the holders from time to time of the American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit A of the Company's Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)	
2.2	Form of American Depositary Receipt attached as Exhibit A to the Form of Deposit Agreement. (Incorporated by reference to Exhibit A of the Company's Registration Statement on Form F-6 (File No. 333-9536) filed on October 20, 1998.)	
3.	Service Agreement as of January 16, 1996 between the Company and A.J. Habgood. (Incorporated by reference to the Company's Form 20-F previously filed on June 21, 2001.)	
4.	Service Agreement as of January 16, 1996 between the Company and D.M. Williams. (Incorporated by reference to the Company's Form 20-F previously filed on June 21, 2001.)	
5.	Service Agreement as of February 25, 2002 between Bunzl USA Holdings Corporation and P.G. Lorenzini. (Incorporated by reference to the Company's Form 20-F previously filed on June 27, 2002.)	
23.	Consent of KPMG Audit Plc to the incorporation by reference of their report dated February 24, 2003 under Item 3 of Part II of the Company's Registration Statement on Form S-8 previously filed on December 27, 1999.	E-1

Exhibit 23

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KPMG Audit Plc	
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London	Fax +44 (0) 20 7311 3311
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Board of Directors
Bunzl plc
110 Park Street   Our ref   sc/rb/mp/943
London
W1K 6NX   Contact   Stephen Cooper
                                                                    +44 (0) 20 7311 1000

25 March 2003

Dear Sirs

Independent Auditors' Consent

We consent to the incorporation by reference under Item 3 of Part II of the Registration Statement on Form S-8 of Bunzl plc of our report dated 24 February 2003, with respect to the consolidated balance sheets of Bunzl plc as at December 31, 2001 and 2002, and the related consolidated profit and loss account, consolidated cash flow statement, statement of total recognized gains and losses and consolidated reconciliation of movements in shareholders' funds for each of the years in the three-year period ended December 31, 2002, and all related financial statement schedules, which report appears in the annual report of Bunzl plc on Form 20-F for the year ended December 31, 2002.

Yours faithfully

/s/ KPMG Audit Plc

KPMG Audit Plc